EXHIBIT 99.2

 EXECUTION VERSION

Equinox Gold Corp.

AND

Premier Gold Mines Limited

AND

i-80 Gold Corp.

ARRANGEMENT AGREEMENT

DATED December 16, 2020

Table of Contents

Article 1 INTERPRETATION	1
1.1 Definitions	1
1.2 Interpretation Not Affected by Headings	18
1.3 Number and Gender	18
1.4 Date for Any Action	18
1.5 Currency	18
1.6 Accounting Matters	18
1.7 Time of Essence	18
1.8 Knowledge	18
1.9 Schedules	18
Article 2 THE ARRANGEMENT	19
2.1 Arrangement	19
2.2 Court Orders	19
2.3 Premier Meeting	20
2.4 Premier Circular	22
2.5 Final Order	23
2.6 Court Proceedings	23
2.7 Deposit and Payment of Consideration	23
2.8 Preparation of Filings	23
2.9 Plan of Arrangement and Closing	24
2.10 Announcement and Shareholder Communications	24
2.11 Withholding Taxes	24
2.12 U.S. Securities Law Matters	25
2.13 U.S. Tax Matters	26
Article 3 REPRESENTATIONS AND WARRANTIES OF Premier	26
3.1 Representations and Warranties	26
3.2 Survival of Representations and Warranties	44
Article 4 REPRESENTATIONS AND WARRANTIES OF Equinox Gold	44
4.1 Representations and Warranties	44
4.2 Survival of Representations and Warranties	60
Article 5 COVENANTS	60
5.1 Covenants of Premier Regarding the Conduct of Business	60
5.2 Covenants of Equinox Gold Regarding the Conduct of Business	64
5.3 Covenants of Premier Relating to the Arrangement	65
5.4 Covenants of Equinox Gold Relating to the Arrangement	68
5.5 Mutual Covenants	69
5.6 Pre-Arrangement Transactions	70

Table of Contents

(continued)

5.7 Employment Agreements	71
Article 6 CONDITIONS	71
6.1 Mutual Conditions Precedent	71
6.2 Additional Conditions Precedent to the Obligations of Equinox Gold	72
6.3 Additional Conditions Precedent to the Obligations of Premier	74
6.4 Satisfaction of Conditions	74
Article 7 ADDITIONAL AGREEMENTS	75
7.1 Notice and Cure Provisions	75
7.2 Non-Solicitation	75
7.3 Expenses and Termination Fees	79
7.4 Access to Information; Confidentiality	81
7.5 Insurance and Indemnification	81
7.6 Representations, Warranties, Covenants and Acknowledgements of SpinCo	82
7.7 Permitted Contribution and Distribution of SpinCo Distribution Shares	83
7.8 Tax Matters	84
Article 8 TERM, TERMINATION, AMENDMENT AND WAIVER	86
8.1 Term	86
8.2 Termination	86
8.3 Amendment	88
8.4 Waiver	88
Article 9 GENERAL PROVISIONS	88
9.1 Privacy	88
9.2 Notices	89
9.3 Governing Law; Waiver of Jury Trial	90
9.4 Injunctive Relief	90
9.5 Entire Agreement, Binding Effect and Assignment	90
9.6 Severability	91
9.7 Counterparts, Execution	91

SCHEDULE A PLAN OF ARRANGEMENT

SCHEDULE B ARRANGEMENT RESOLUTION

SCHEDULE C KEY REGULATORY APPROVALS

SCHEDULE D KEY THIRD PARTY CONSENTS

SCHEDULE E SPINCO SUPPORT AGREEMENT

SCHEDULE F SPINCO TRANSITION SERVICES AGREEMENT

SCHEDULE G SPINCO INDEMNITY

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ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated December 16, 2020

AMONG:

Equinox Gold Corp., a corporation existing under the laws of British Columbia (“Equinox Gold” or the “Purchaser”)

AND:

Premier Gold Mines Limited, a corporation existing under the laws of Ontario (“Premier”)

AND:

i-80 Gold Corp., a corporation existing under the laws of British Columbia (“SpinCo”)

WHEREAS:

The Premier Board has unanimously determined that the business combination to be effected by means of the Plan of Arrangement is in the best interests of Premier and that, following receipt and review of an opinion from its financial advisor, the Consideration Shares to be received by Premier Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Premier Shareholders. The Premier Board has approved the transactions contemplated by this Agreement and has unanimously determined to recommend approval of the Arrangement Resolution to the Premier Securityholders.

The Premier Locked-up Shareholders have concurrently with the execution and delivery of this Agreement entered into the Premier Voting Agreements.

Prior to the Effective Time, Premier will assign all of its ownership interest in Premier USA to SpinCo in consideration for SpinCo Shares, such that at the Effective Time Premier USA will be a wholly-owned subsidiary of SpinCo.

The Parties have agreed to effect the distribution of the SpinCo Distribution Shares to the Premier Shareholders pursuant to the Plan of Arrangement, such that immediately following the Effective Time SpinCo will be owned by the Premier Shareholders and Equinox Gold.

In furtherance of such business combination, the Premier Board has agreed to submit the Plan of Arrangement to the Premier Securityholders and the Court for approval.

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Aboriginal” means any aboriginal peoples of Canada as defined by section 35(2) of the Constitution Act, 1982 and includes any group of Aboriginals, including Tribal or Métis Councils and Inuit Organizations authorized to act on behalf of aboriginal peoples that hold rights recognized and affirmed by section 35 of the Constitution Act, 1982;

“Aboriginal Claim” means any claim, written assertion or demand, whether proven or unproven, made by any Aboriginals with respect to Aboriginal title, Aboriginal rights, and treaty rights;

“Aboriginal Information” means any and all written documents or electronic and other communications and any oral communications respecting Aboriginal Claims or the issuance of any Authorization that involves Aboriginal Claims;

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal, expression of interest, or inquiry, whether oral or written, from any person (other than Equinox Gold or any of its affiliates) made after the date hereof relating to: (i) any direct or indirect acquisition, sale, lease, long-term supply agreement or other arrangement having the same economic effect as a sale or disposition, in a single transaction or a series of related transactions, of: (a) the assets of Premier and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets or constitute 20% or more of the consolidated revenue of Premier and its subsidiaries; or (b) 20% or more of any voting or equity securities of Premier or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets or constitute 20% or more of the consolidated revenue of Premier and its subsidiaries; (ii) any share purchase, take-over bid, tender offer or exchange offer for any class of voting or equity securities of Premier; (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation or dissolution involving Premier or any of its subsidiaries; or (iv) any other similar transaction or series of transactions involving Premier or any of its subsidiaries;

“affiliate” has the meaning ascribed thereto in the OBCA;

“Agreement” means this arrangement agreement, including all schedules and exhibits hereto, together with the Premier Disclosure Letter and the Equinox Gold Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Applicable Anti-Corruption Laws” has the meaning ascribed to such term in Section 5.3(j)(v);

“Arrangement” means the arrangement of Premier under section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement;

“Arrangement Resolution” means the special resolution of the Premier Securityholders approving the Arrangement to be considered at the Premier Meeting, substantially in the form and content of Schedule B hereto;

“associate” has the meaning ascribed to such term in the Securities Act;

“Authorization” means with respect to any person, any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over the person;

“BCBCA” means the Business Corporations Act (British Columbia);

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“BCSC” means the British Columbia Securities Commission;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia and Toronto, Ontario;

“Change in Recommendation” has the meaning ascribed thereto in Section 8.2(a)(iii)(1);

“Claim” means any demand, action, cause of action, investigation, inquiry, suit, proceeding, claim, complaint, arbitration, charge, prosecution, assessment or reassessment, including any appeal or application for review, judgment, arbitration award, grievance, settlement or compromise;

“Code” has the meaning ascribed thereto in Section 2.13;

“COFECE” means the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica);

“Concession” means any mining concession, claim, lease, licence, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein which a Principal Party or any of its subsidiaries owns or has a right or option to acquire or use;

“Confidentiality Agreements” means the agreements between Equinox Gold and Premier dated April 24, 2020 and October 11, 2020 pursuant to which Equinox Gold has been provided with access to confidential information of Premier and Premier has been provided with access to confidential information of Equinox Gold;

“Consideration Shares” means the Equinox Gold Shares to be issued to the Premier Shareholders pursuant to the Plan of Arrangement in exchange for New Premier Shares, based on the Exchange Ratio;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which Premier or Equinox Gold, as applicable, or any of their respective subsidiaries is a party or by which Premier or Equinox Gold, as applicable, or any of their respective subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Ontario Superior Court of Justice (Commercial List) or other court, as applicable;

“Data Room” means all information, books, maps, records, reports, files, data, interpretations, papers or other records or documents (i) relating to Premier and its subsidiaries or their respective businesses, contained in the date room established by or on behalf of Premier and made available to Equinox Gold and its advisors prior to 5:00 p.m. (Toronto time) on November 20, 2020, or (ii) relating to Equinox Gold and its subsidiaries or their respective businesses, contained in the date room established by or on behalf of Equinox Gold and made available to Premier and its advisors prior to 5:00 p.m. (Toronto time) on November 20, 2020, as applicable;

“Depositary” means any trust company, bank or financial institution agreed to in writing between Equinox Gold and Premier for the purpose of, among other things, exchanging certificates or other evidence of ownership representing Premier Shares for certificates representing Consideration Shares and certificates representing SpinCo Distribution Shares in connection with the Arrangement;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

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“Draft Return” has the meaning ascribed to such term in Section 7.8(d)(i);

“Effective Date” means the effective date of the Arrangement, which shall be the second Business Day following the date on which all of the conditions precedent to the completion of the Arrangement set out in Article 6 have been satisfied or waived in accordance with this Agreement (other than those conditions which cannot, by their terms or nature, be satisfied until the Effective Date, but subject to satisfaction or waiver of such conditions as of the Effective Date) or such other date as may be mutually agreed in writing by the parties, provided that if all of the conditions precedent to the completion of the Arrangement set out in Article 6 have been satisfied or waived in accordance with this Agreement (other than those conditions which cannot, by their terms or nature, be satisfied until the Effective Date, but subject to satisfaction or waiver of such conditions as of the Effective Date) but the SpinCo Shares have not yet been approved for listing on the TSX (or to the extent the SpinCo Shares do not qualify for listing on the TSX, the TSXV) then the effective date of the Arrangement shall be the earlier of (i) April 22, 2021 and (ii) the second Business Day following the date of the satisfaction or waiver of the conditions to listing of the SpinCo Shares set forth in the conditional approval letter of the TSX or TSXV, as applicable, other than any condition relating to the completion of the Arrangement;

“Effective Time” has the meaning ascribed to such term in the Plan of Arrangement;

“Environmental Laws” means all applicable federal, provincial, state, local and foreign Laws, imposing liability or standards of conduct for, or relating to, the regulation of activities, materials, substances or wastes in connection with, or for, or to, the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation);

“Environmental Liabilities” means, with respect to any person, all liabilities, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, Losses, damages, (including punitive damages, property damages, consequential damages and treble damages), costs and expenses, fines, penalties and sanctions incurred as a result of, or related to, any Claim, suit, action, administrative order, closure plan, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law arising under, or related to, any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release originating from any real or personal property;

“Environmental Permits” means all permits, licenses, written authorizations, certificates, approvals, program participation requirements, sign-offs or registrations required by any Governmental Entity under applicable Environmental Laws;

“Equinox Gold Benefit Plans” has the meaning ascribed thereto in Section 4.1(cc);

“Equinox Gold Board” means the board of directors of Equinox Gold as the same is constituted from time to time;

“Equinox Gold Deferred Share Unit Plan” means the Amended and Restated Deferred Share Unit Plan of Equinox Gold effective January 10, 2017, as amended;

“Equinox Gold Disclosure Letter” means the disclosure letter executed by Equinox Gold and delivered to Premier in connection with the execution of this Agreement;

“Equinox Gold DSU” means a deferred share unit issued pursuant to the Equinox Gold Deferred Share Unit Plan;

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“Equinox Gold Expense Reimbursement” has the meaning ascribed to it in Section 7.3(g);

“Equinox Gold Financial Statements” has the meaning ascribed thereto in Section 4.1(i);

“Equinox Gold Material Adverse Effect” means, any change, effect, state of facts, circumstance, event or occurrence including any escalation in the COVID-19 pandemic after the date hereof: (A) that materially impairs, or would reasonably be expected to materially impair Equinox Gold’s or its subsidiaries ability to perform its obligations under this Agreement or to consummate the Arrangement by the Outside Date, or (B) that either individually or in the aggregate with other such changes, effects, states of facts, circumstances, events or occurrences, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, prospects, the future development and operation of the properties (including the timing thereof), capitalization, condition (financial or otherwise) or liabilities (contingent or otherwise) of Equinox Gold and its subsidiaries, on a consolidated basis, except any change, effect, state of fact, circumstance, event or occurrence resulting from: (i) the announcement of the execution of this Agreement or the transactions contemplated hereby; (ii) changes in general economic, securities, financial, banking, or currency exchange markets; (iii) any change in IFRS; (iv) any natural disaster; (v) changes affecting the mining industry generally or gold prices; (vi) generally applicable changes in applicable Law; (vii) the commencement or continuation of any war, armed hostilities or acts of terrorism; (viii) changes in political or civil conditions in Canada; and (ix) any decrease in the market price or any decline in the trading volume of that person’s common shares on the applicable stock exchange (it being understood that the causes underlying such change in market price or trading volume (other than those in items (i) to (viii) above) may be taken into account in determining whether a Material Adverse Effect has occurred), provided, however, that with respect to clauses (iv) through to and including (viii) above, such matter does not have a materially disproportionate effect on the business, operations, results of operations, assets, properties, prospects, capitalization, condition (financial or otherwise), prospects or liabilities (contingent or otherwise) of Equinox Gold, taken as a whole, relative to other comparable companies and entities operating in the gold mining industry. For greater certainty, references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be illustrative for purposes of determining whether a “Material Adverse Effect” has occurred;

“Equinox Gold Material Contracts” has the meaning ascribed thereto in Section 4.1(u);

“Equinox Gold MD&A” has the meaning ascribed thereto in Section 4.1(i);

“Equinox Gold Option” means the outstanding options to purchase Equinox Gold Shares granted under the Equinox Gold Stock Option Plan;

“Equinox Gold Performance Share Unit Plan” means the performance share unit plan of Equinox Gold dated February 6, 2019;

“Equinox Gold Properties” means (i) Los Filos in Guerrero State, Mexico, (ii) Aurizona in Maranhão State, Brazil, (iii) Mesquite in California State, USA, (iv) Fazenda in Bahia State, Brazil, (v) RDM in Minas Gerais State, Brazil, (vi) Castle Mountain in California State, USA, (vii) Santa Luz in Bahia State, Brazil and (viii) Pilar in Goiás State, Brazil;

“Equinox Gold PSU” means a performance share unit issued pursuant to the Equinox Gold Performance Share Unit Plan;

“Equinox Gold Public Disclosure Record” means all documents and information filed by Equinox Gold under applicable Securities Laws on SEDAR, during the three years prior to the date hereof;

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“Equinox Gold Regulatory Authorities” has the meaning ascribed thereto in Section 4.1(bb)(i);

“Equinox Gold Regulatory Authorizations” has the meaning ascribed thereto in Section 4.1(bb)(ii);

“Equinox Gold Restricted Share Unit Plan” means the Amended and Restated Restricted Share Unit Plan of Equinox Gold effective October 30, 2019;

“Equinox Gold RSU” means a restricted share unit issued pursuant to the Equinox Gold Restricted Share Unit Plan;

“Equinox Gold Shareholders” means holders of Equinox Gold Shares;

“Equinox Gold Shares” means the common shares of Equinox Gold, as currently constituted;

“Equinox Gold Stock Option Plan” means the Amended and Restated Stock Option Plan of Equinox Gold effective October 30, 2019 and the Amended and Restated Stock Option Plan of Equinox Gold as approved by shareholders on June 23, 2017;

“Equinox Gold Warrants” means the Equinox Gold share purchase warrants issued under the Equinox Gold Warrant Indentures;

“Equinox Gold Warrant Indentures” means (i) the warrant indenture between Equinox Gold and Computershare Trust Company of Canada dated September 27, 2016, as amended and supplemented from time to time, (ii) the warrant indenture between Equinox Gold and Computershare Trust Company of Canada dated August 29, 2016, as amended and supplemented from time to time, (iii) the warrant indenture between Equinox Gold and Computershare Trust Company of Canada dated May 24, 2018, as amended and supplemented from time to time, and (iv) the warrant certificate between Equinox Gold and Orion Mine Finance Fund dated April 7, 2017 and the warrant certificate between Equinox Gold and Orion Mine Finance Fund dated May 24, 2018;

“Exchange Ratio” means 0.1967 of an Equinox Gold Share for each New Premier Share;

“Final Order” means the final order of the Court pursuant to section 182(5)(f) of the OBCA in a form acceptable to Premier and Equinox Gold, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Premier and Equinox Gold, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Premier and Equinox Gold, each acting reasonably) on appeal;

“FIRPTA Withholding Exemption Application” has the meaning ascribed to such term in Section 7.8(b);

“General Security Agreement” means the subordinated general security agreement by Premier and SpinCo in favour of Equinox Gold, to be entered into in connection with the Loan Facility, to take effect only upon the termination of this Agreement in accordance with Section 7.3(d);

“Governmental Entity” means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, bureau, board or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange;

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“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material or contaminant regulated by Environmental Law;

“IFRS” means International Financial Reporting Standards, at the relevant time, prepared on a consistent basis;

“including” means including without limitation, and “include” and “includes” each have a corresponding meaning;

“Indemnifiable Tax Item” has the meaning ascribed to such term in Section 7.8(d)(i);

“Indemnity Claim” means any Claim (including any potential Claim that is proposed, threatened or asserted) for which Equinox or Premier may be entitled to indemnification by SpinCo pursuant to this Agreement;

“Indemnity Notice” has the meaning ascribed to such term in Schedule G hereto;

“Intellectual Property” means any licenses for or other rights to use, any inventions, patent applications, patents, trade-marks (both registered and unregistered), trade names, copyrights, trade secrets and other proprietary information of a Principal Party;

“Interim Order” means the interim order of the Court pursuant to section 182(5) of the OBCA (after being informed of the intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the New Premier Shares, the SpinCo Distribution Shares, Consideration Shares, the Replacement Premier Options, the Replacement SpinCo Options and the Replacement Equinox Gold Options pursuant to the Arrangement), in a form acceptable to Premier and Equinox Gold, each acting reasonably, providing for, among other things, the calling and holding of the Premier Meeting, as such order may be amended by the Court with the consent of Premier and Equinox Gold, each acting reasonably;

“Investec Credit Agreement” means the credit agreement dated as of January 24, 2019 between Premier as borrower, Investec Bank plc as administrative agent and the lenders party thereto, as amended, supplemented or otherwise modified from time to time;

“Investment Canada Act” means the Investment Canada Act, RSC 1985, c. 28 (1st Supp.) and the regulations thereunder, as amended from time to time;

“IRS” means the United States Internal Revenue Service;

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set out in Schedule C hereto;

“Key Third Party Consents” means those consents, approvals and notices required from any third party by Premier to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement, as set out in Schedule D hereto;

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“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the TSX and NYSE American), and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, statutory or deemed trusts, encumbrances and adverse rights or Claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Loan Facility” means the term loan facility to be entered into for an aggregate amount of US$25 million to be made available to SpinCo by Equinox Gold for the purpose of completing the Permitted Purchase;

“Losses” means any and all loss, liability, damage, cost, expense, charge, fine, penalty or assessment, interest charges, punitive damages, fines, penalties and reasonable professional fees and disbursements, including in connection with any Claim;

“Matching Period” has the meaning ascribed to such term in Section 7.2(h)(v);

“Material Contract” means, in respect of any person, any Contract to which such person is party: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Premier Material Adverse Effect or Equinox Gold Material Adverse Effect, as applicable; (ii) under which such person or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party in excess of $50 million in the aggregate for Equinox Gold Material Contracts and $10 million in the aggregate for Premier Material Contracts; (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $50 million for Equinox Gold Material Contracts and $10 million for Premier Material Contracts; (iv) such as a lease, sublease, licence or right of way or occupancy agreement for real property which has a value in excess of $50 million for Equinox Gold Material Contracts and $10 million for Premier Material Contracts and that is material to the business or to the operations of Equinox Gold or Premier, as applicable, taken as a whole, (v) providing for the establishment, organization or formation of any joint venture that is material to it; (vi) under which such person or any of its subsidiaries is obligated to make or expects to receive payments in excess of $50 million for Equinox Gold Material Contracts and $10 million for Premier Material Contracts over the remaining term of the contract; (vii) that limits or restricts such person or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect; (viii) between a person or any of its subsidiaries, on the one hand, and any director or executive officer of the person, on the other hand; (ix) that is a shareholders agreement, registration rights agreement, voting trust, proxy or similar agreement, arrangement or commitment with respect to any shares or other equity interests of the person or its subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of the person or any of its subsidiaries other than any such Contract between two or more wholly-owned subsidiaries of the person or between the person and one or more of its wholly-owned subsidiaries; (x) that is a contractual royalty, production payment, net profits, earn-out, streaming agreement or similar agreement that has a value in excess of $50 million for Equinox Gold Material Contracts and $10 million for Premier Material Contracts; (xi) providing for indemnification by the person or its subsidiaries of another person, other than Contracts for goods or services, Contracts with directors or officers of the person or its subsidiaries in their capacity as such or Contracts which provide for indemnification obligations of less than $50 million for Equinox Gold Material Contracts and $10 million for Premier Material Contracts (xii) that is a material agreement with a Governmental Entity, or an agreement with any Aboriginal group, or other organizations with authority to represent such groups; (xii) that is otherwise material to such person and its subsidiaries, considered as a whole and for greater certainty, with respect to Premier includes the Material Contracts listed in Schedule 3.1(w) to the Premier Disclosure Letter and with respect to Equinox Gold, includes the Material Contracts listed in Schedule 4.1(u) to the Equinox Gold Disclosure Letter;

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“material fact” has the meaning ascribed thereto in the Securities Act;

“material properties” means, in the case of Premier, those Premier Properties described in Schedule 3.1(i) of the Premier Disclosure Letter as being material properties of Premier and in the case of Equinox Gold, those Equinox Gold Properties described in Schedule 4.1(s) of the Equinox Gold Disclosure Letter as being material properties of Equinox Gold;

“material subsidiary” means, in the case of Premier, those subsidiaries of Premier described in Schedule 3.1(h) of the Premier Disclosure Letter as being material subsidiaries of Premier and in the case of Equinox Gold, those subsidiaries of Equinox Gold described in Schedule 4.1(f) of the Equinox Gold Disclosure Letter as being material subsidiaries of Equinox Gold;

“McCoy-Cove Property” means the McCoy-Cove gold property located in Nevada, USA;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Misrepresentation” has the meaning ascribed thereto in the Securities Act;

“Money Laundering Laws” has the meaning ascribed thereto in Section 3.1(m) and in Section 4.1(k);

“New Premier Shares” has the meaning ascribed thereto in the Plan of Arrangement;

“NI 43-101” means National Instrument 43-101 of the Canadian Securities Administrators –Standards of Disclosure for Mineral Projects;

“Nomad Gold Prepay Agreement” means the amended and restated gold prepay credit agreement dated as of January 31, 2019 between Premier Gold Mines (Cayman) Ltd. as borrower, Premier and the other guarantors party thereto, OMF Fund II SO Ltd. as administrative agent and the lenders party thereto, as amended, supplemented or otherwise modified from time to time;

“Nomad Stream Agreement” means the amended and restated purchase and sale agreement (silver) dated as of January 31, 2019 between Premier Gold Mines (Cayman) Ltd. as seller, Premier as guarantor, OMF Fund II SO Ltd. as purchasers' agent and the purchasers party thereto, as amended, supplemented or otherwise modified from time to time;

“Non-Canadian” has the meaning ascribed thereto in Section 3 of the Investment Canada Act;

“NYSE American” means the NYSE American Stock Exchange;

“OBCA” means the Business Corporations Act (Ontario);

“Offering Price” has the meaning ascribed to such term in Section 7.8(b);

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“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person, is commercially reasonable in the circumstances in which it is taken, and is taken in the ordinary course of the normal day-to-day business and operations of such person;

“Orion Offtake Agreement” means the second amended and restated offtake dated as of March 4, 2020 between SpinCo as seller, Premier as guarantor, OMF Fund II SO Ltd. as purchasers' agent and the purchasers party thereto, as amended, supplemented or otherwise modified from time to time;

“OSC” means the Ontario Securities Commission;

“Outside Date” means May 31, 2021, or such later date as may be agreed to in writing by the Parties;

“Parties” means Premier, Equinox Gold and SpinCo, and “Party” means any of them, as the case may be;

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity including Environmental Permits;

“Permitted Contribution” means the assignment by Premier of the Premier USA Ownership Interests to SpinCo pursuant to the Premier Contribution Agreement;

“Permitted Financing” means one or more proposed private placement financings of subscription receipts of SpinCo conducted by SpinCo on terms that do not result in a liability or obligation to Premier or its subsidiaries (other than SpinCo and its subsidiaries) which funds of such financing(s) shall be deposited and held in escrow and released to SpinCo following the completion of the Arrangement;

“Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith (provided appropriate reserves required pursuant to IFRS have been made in respect thereof), (b) mechanics', carriers', workers', repairers' and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to IFRS have been made in respect thereof), (c) zoning, entitlement, building and other land use regulations imposed by a Governmental Entity having jurisdiction over such person's owned or leased real property, which are not violated by the current use and operation of such real property, (d) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to such person's owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such person's businesses, (e) any right of way or easement related to public roads and highways, which does not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such person's businesses; (f) Liens arising under workers' compensation, unemployment insurance, social security, retirement and similar legislation; (g) any reservations or exceptions contained in the original grants of land (excluding any royalties) or by applicable statute; (h) minor discrepancies in the legal description or acreage of or associated with the Concessions or any adjoining properties which would be disclosed in an up to date survey; (i) Liens or other rights granted by the Principal Parties or any of their subsidiaries to secure performance of statutory obligations or regulatory requirements (including reclamation obligations); (j) equipment leases or purchase money security interests; and (k) in the case of U.S. federal unpatented mining claims, the paramount title of the United States, and the obligations under the General Mining Law of 1872 and regulations pertaining to the same, and the various regulations of the United States Forest Service and the Bureau of Land Management, and any rights of third parties to use the surface or subsurface of the lands covered by the U.S. federal unpatented mining claims pursuant to the Multiple Mineral Development Act of 1954 and the Surface Resources and Multiple Use Act of 1955.

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“Permitted Purchase” means the purchase by SpinCo of (a) all of the membership interests of Osgood Mining Company, LLC, the owner of the Getchell project in Nevada, USA, pursuant to Premier’s previously announced transaction with Waterton Global Resource Management, Inc.; and (b) the acquisition of additional properties adjacent to the Getchell project from each of (i) Michael Murphy and (ii) members of the Christison family and Seven Dot Cattle Co., LLC;

“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with Section 8.3 hereof or the Plan of Arrangement or at the direction of the Court (with the consent of each of the Parties, acting reasonably);

“Pre-Acquisition Reorganization” has the meaning ascribed to it in Section 5.6(b);

“Pre-Arrangement Transactions” has the meaning ascribed to it in Section 5.6;

“Premier Benefit Plans” has the meaning ascribed thereto in Section 3.1(ee)(i);

“Premier Board” means the board of directors of Premier as the same is constituted from time to time;

“Premier Circular” means the notice of the Premier Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and documents incorporated by reference in such management information circular to be sent to the Premier Securityholders in connection with the Premier Meeting, as amended, supplemented or otherwise modified from time to time;

“Premier COC Payments” means the aggregate amount, in dollars, required to be paid by Premier and its subsidiaries to satisfy the change of control payment obligations triggered under employment agreements with their employees upon the consummation of the Arrangement, as more specifically disclosed in Schedule 3.1(ff) of the Premier Disclosure Letter;

“Premier Contribution Agreement” means the agreement to be entered into between Premier and SpinCo prior to the Effective Date, in a form and substance satisfactory to Equinox Gold, acting reasonably, pursuant to which Premier will assign the Premier USA Ownership Interests to SpinCo in consideration for the SpinCo Consideration Shares prior to the Effective Time;

“Premier Deferred Share Unit Plan” means the amended and restated deferred share unit plan of Premier dated June 25, 2019;

“Premier Disclosure Letter” means the disclosure letter executed by Premier and delivered to Equinox Gold in connection with the execution of this Agreement;

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“Premier DSU” means a deferred share unit issued pursuant to the Premier Deferred Share Unit Plan;

“Premier DSU Payments” means the aggregate amount, in dollars, required to be paid by Premier to holders of Premier DSUs in consideration for the redemption of their Premier DSUs pursuant to the Plan of Arrangement;

“Premier Employee Payment Agent” means (i) the payment agent jointly designated by Premier and Equinox Gold in writing, not later than two (2) Business Days prior to the Effective Date, to receive the Premier COC Payments in accordance with Section 2.7(c), or (ii) in the absence of any designation pursuant to clause (i), the Depositary;

“Premier Expense Reimbursement” has the meaning ascribed thereto in Section 7.3(f);

“Premier Financial Statements” has the meaning ascribed thereto in Section 3.1(k);

“Premier Group” means Premier and its subsidiaries other than (i) SpinCo, (ii) Premier USA, and (iii) any subsidiaries of SpinCo or of Premier USA;

“Premier JV Entities” means any corporations or entities in which Premier or any of its subsidiaries directly owns 40% or more of the outstanding shares or equity interests and which is not otherwise a subsidiary;

“Premier Locked-up Shareholders” means each of the senior officers and directors of Premier, other than as disclosed in Schedule 1.1 of the Premier Disclosure Letter, and certain shareholders of Premier, including Orion;

“Premier Material Adverse Effect” means, any change, effect, state of facts, circumstance, event or occurrence including any escalation in the COVID-19 pandemic after the date hereof: (A) that materially impairs, or would reasonably be expected to materially impair Premier’s or its subsidiaries ability to perform its obligations under this Agreement or to consummate the Arrangement by the Outside Date, or (B) that either individually or in the aggregate with other such changes, effects, states of facts, circumstances, events or occurrences, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, prospects, the future development and operation of the properties (including the timing thereof), capitalization, condition (financial or otherwise) or liabilities (contingent or otherwise) of Premier and its subsidiaries, on a consolidated basis after giving effect to the SpinCo Transaction, except any change, effect, state of fact, circumstance, event or occurrence resulting from: (i) the announcement of the execution of this Agreement or the transactions contemplated hereby; (ii) the distribution of the SpinCo Distribution Shares to the Premier Shareholders pursuant to the Arrangement; (iii) changes in general economic, securities, financial, banking, or currency exchange markets; (iv) any change in IFRS; (v) any natural disaster; (vi) changes affecting the mining industry generally or gold prices; (vii) generally applicable changes in applicable Law; (viii) the commencement or continuation of any war, armed hostilities or acts of terrorism; (ix) changes in political or civil conditions in Canada; and (x) any decrease in the market price or any decline in the trading volume of that person’s common shares on the applicable stock exchange (it being understood that the causes underlying such change in market price or trading volume (other than those in items (i) to (ix) above) may be taken into account in determining whether a Premier Material Adverse Effect has occurred), provided, however, that with respect to clauses (v) through to and including (ix) above, such matter does not have a materially disproportionate effect on the business, operations, results of operations, assets, properties, prospects, capitalization, condition (financial or otherwise), prospects or liabilities (contingent or otherwise) of Premier, taken as a whole, relative to other comparable companies and entities operating in the gold mining industry. For greater certainty, references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be illustrative for purposes of determining whether a “Material Adverse Effect” has occurred;

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“Premier Material Contracts” has the meaning ascribed thereto in Section 3.1(w);

“Premier MD&A” shall have the meaning ascribed to such term in Section 3.1(k);

“Premier Meeting” means the special meeting of Premier Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Premier Nominee Director” means the nominee director of Premier as set out in the Premier Disclosure Letter;

“Premier Options” means the outstanding options to purchase Premier Shares granted under the Premier Stock Option Plan;

“Premier Properties” means the Mercedes mine located in Sonora, Mexico, a 50% interest in the Greenstone gold property located in Northern Ontario, the Hasaga gold project located in the Red Lake Mining District, Ontario, a 44% interest in the Rahill-Bonanza project located in Northwestern Ontario, a 100% interest in the McCoy-Cove Property, a 40% interest in the South Arturo mine located in Nevada, U.S.A., a 100% interest in the Ozone Creek, Phifer, Nortoba-Tyson, Lietch-Sand River and Northern Empire properties located in northern Ontario and an option agreement with Ely Gold Royalties Inc. to acquire a 100% interest in the Rodeo Creek property located in the Carlin Trend of Nevada, U.S.A;

“Premier Public Disclosure Record” means all documents and information filed by Premier under applicable Securities Laws on SEDAR, during the three years prior to the date hereof;

“Premier Regulatory Authorities” has the meaning ascribed to such term in Section 3.1(dd);

“Premier Regulatory Authorizations” has the meaning ascribed to such term in Section 3.1(dd);

“Premier Restricted Share Unit Plan” means the amended and restated restricted share unit plan of Premier dated June 25, 2019;

“Premier RSU” means a restricted share unit issued pursuant to the Premier Restricted Share Unit Plan;

“Premier RSU Payments” means the aggregate amount, in dollars, required to be paid by Premier to holders of Premier RSUs in consideration for the redemption of their Premier RSUs pursuant to the Plan of Arrangement;

“Premier Securityholders” means the Premier Shareholders and the holders of Premier Options;

“Premier Securityholder Approval” has the meaning ascribed to such term in Section 2.2(a)(ii);

“Premier Shares” means the common shares of Premier, as currently constituted;

“Premier Shareholders” means the holders of Premier Shares;

“Premier Stock Option Plan” means the amended and restated share incentive plan of Premier dated May 23, 2019, most recently approved by the Premier Shareholders on June 25, 2019;

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“Premier USA” means Premier Gold Mines USA, Inc., a corporation existing under the laws of the State of Delaware;

“Premier USA Ownership Interests” means (i) all of Premier's ownership interest in Premier USA, including all of the issued and outstanding Premier USA Shares, and (ii) any indebtedness owing by Premier USA to Premier (after giving effect to any Pre-Arrangement Transactions);

“Premier USA Property” has the meaning ascribed to that term in Section 3.1(uu);

“Premier USA Shares” means the common stock of Premier USA;

“Premier Voting Agreements” means the voting agreements (including all amendments thereto) between Equinox Gold and the Premier Locked-up Shareholders setting forth the terms and conditions upon which they agree to vote their Premier Shares and Premier Options in favour of the Arrangement Resolution;

“Premier Warrants” means (i) the warrants to purchase up to 1,500,000 Premier Shares issued to Investec Bank plc on January 24, 2019 at an exercise price of $2.17 per Premier Share until January 24, 2022, and (ii) the warrants to purchase up to 2,000,000 Premier Shares issued to Orion Mine Finance Fund II LP on January 31, 2022 at an exercise price of $2.05 per Premier Share until January 31, 2022;

“Principal Parties” means Premier and Equinox Gold, and “Principal Party” means either of them;

“Qualified person” shall have the meaning ascribed to such term in NI 43-101;

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

“Replacement Equinox Gold Option” has the meaning ascribed to such term in the Plan of Arrangement;

“Replacement Premier Option” has the meaning ascribed to such term in the Plan of Arrangement;

“Replacement SpinCo Option” has the meaning ascribed to such term in the Plan of Arrangement;

“Representatives” has the meaning ascribed to such term in Section 7.2(a);

“Restricted Period” has the meaning ascribed to such term in Section 7.6(b);

“Returns” means all reports, forms, elections, information statements and returns (whether in tangible, electronic or other form) including any amendments, schedules, attachments, supplements, appendices and exhibits thereto relating to, or required to be filed or prepared in connection with any Taxes;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

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“Securities Authorities” means the OSC, BCSC and the applicable securities commissions and other securities regulatory authorities in each of the provinces of Canada;

“Securities Laws” means the Securities Act, together with all other applicable provincial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“SEDAR” means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101 of the Canadian Securities Administrators and available for public view at www.sedar.com;

“Special Committee” means the special committee of independent directors of the Premier Board constituted to consider the Arrangement;

“SpinCo” means i-80 Gold Corp., a corporation existing under the BCBCA;

“SpinCo Consideration Shares” means the SpinCo Shares to be issued by SpinCo to Premier pursuant to the Premier Contribution Agreement in consideration for the Premier USA Ownership Interests, which aggregate number of SpinCo Consideration Shares shall be equal to the quotient obtained when (i) the product obtained when (A) the number of Premier Shares issued and outstanding immediately prior to the Effective Time is multiplied by (B) the SpinCo Exchange Ratio, is divided by (ii) SpinCo Distribution Percentage;

“SpinCo Distribution Percentage” means the percentage of the issued and outstanding SpinCo Shares to be distributed to Premier Shareholders pursuant to the Arrangement, being seventy percent (70%);

“SpinCo Distribution Shares” means the SpinCo Shares to be distributed to Premier Shareholders pursuant to the Arrangement, consisting of the SpinCo Distribution Percentage of the SpinCo Shares issued and outstanding immediately prior to the Effective Time;

“SpinCo Exchange Ratio” means 0.4 of a SpinCo Share;

“SpinCo Group” means SpinCo, Premier USA, and any subsidiaries of SpinCo or of Premier USA;

“SpinCo Liabilities” means:

a)	all of the liabilities and obligations of the SpinCo Group, whether accrued, contingent or otherwise, which pertain or relate to SpinCo, the SpinCo Transactions, the McCoy-Cove Property or the Premier USA Property, including (i) any direct or indirect taxes in connection with the SpinCo Transactions or any other taxes of the SpinCo Group for which Premier may be liable and (ii) all costs and expenses (including reasonable out-of-pocket legal and other professional fees and disbursements) incurred after the date hereof for which the Premier Group is liable relating to or incidental to the SpinCo Transactions but excluding (A) the purchase price paid in respect of the Permitted Purchase and (B) any legal and other professional fees and expenses related to the SpinCo Transactions incurred after the date hereof for which the Premier Group is liable, such fees and expenses not exceeding $250,000 in the aggregate; and
b)	any Claim made against, or any Loss suffered by, any Party or their subsidiaries (other than SpinCo) in respect of (i) any information pertaining to the SpinCo Group or the Permitted Purchase included in the Premier Circular or otherwise publicly disclosed by Premier after the date of this Agreement and (ii) any contract to which any member of the SpinCo Group is a party which provides for any ongoing liability, obligation, guarantee or indemnity by any member of the Premier Group;

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“SpinCo Officers and Employees” means, collectively, (i) the officers and employees of the SpinCo Group as of the date hereof, and (ii) any officers and employees reasonably related to the operations of the SpinCo Group, including in connection with the Permitted Purchase;

“SpinCo Option” means an option to acquire a SpinCo Share granted pursuant to the SpinCo Share Incentive Plan, and includes a Replacement SpinCo Option;

“SpinCo Share Incentive Plan” means the share incentive plan of SpinCo, to be adopted by SpinCo on the Arrangement Effective Date at the time specified in the Plan of Arrangement, providing for, among other things, the grant of SpinCo Options;

“SpinCo Shares” means the common shares in the capital of SpinCo, as constituted from time to time;

“SpinCo Support Agreement” means the agreement between Equinox Gold and SpinCo to be dated the Effective Date in the form attached hereto as Schedule E, which shall provide for, among other things, the rights and obligations regarding certain standard non-dilution rights, rights with respect to a nominee to the SpinCo board of directors, as well as voting support in favour of SpinCo and standstill provisions;

“SpinCo Transactions” means, collectively, the Permitted Contribution, the Permitted Purchase, the Permitted Financing, the transactions contemplated by Section 5.6(a), and the distribution of the SpinCo Distribution Shares to the Premier Shareholders pursuant to the Arrangement;

“SpinCo Transition Services Agreement” means the agreement between Equinox Gold and SpinCo to be dated the Effective Date, in the form attached hereto as Schedule F, which shall provide for, among other things, the provision by Equinox Gold of administrative, accounting and other transition services to SpinCo;

“SpinCo Warrants” means warrants to purchase SpinCo Shares;

“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” means any bona fide, unsolicited, written Acquisition Proposal made by an arms’ length third party or group of third parties (other than Equinox Gold) after the date of this Agreement (and not obtained in violation or breach of any agreement between Premier or a subsidiary of Premier and the person making the Superior Proposal, or Section 7.2) that relates to the acquisition of 100% of the Premier Shares (other than Premier Shares owned by the persons making the Superior Proposal) or all or substantially all of the consolidated assets of Premier and its subsidiaries, and that: (i) the Premier Board determines in its good faith judgment after receiving the advice of its external legal counsel and financial advisors, is reasonably capable of being completed without undue delay relative to the Arrangement, taking into account all financial, legal, regulatory and other aspects of such proposal; (ii) in the case of an Acquisition Proposal to acquire 100% of the outstanding Premier Shares, is made available to all shareholders of Premier on the same terms and conditions; (iii) is not subject to any financing condition and in respect of which it has been determined to the satisfaction of the Premier Board, in its good faith judgment, after receiving the advice of its external legal counsel and financial advisors, that adequate arrangements have been made in respect of the financing required; (iv) is not subject to any due diligence or access condition; and (v) in respect of which the Premier Board unanimously determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors, that such Acquisition Proposal would, if consummated in accordance with its terms, after taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal (but not assuming away any risk of non-completion or delay), result in a transaction more favourable to the holders of the Premier Shares from a financial point of view than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by Equinox Gold);

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“Superior Proposal Notice” has the meaning ascribed to that term in Section 7.2(h)(iii);

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“Taxes” means any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not;

“Tax Returns” means any return, information return, statement, declaration, report, estimate or claim for refund relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, filed or required to be filed with any Governmental Entity or any other Person;

“Termination Fee” has the meaning ascribed thereto in Section 7.3(c);

“Termination Fee Event” has the meaning ascribed thereto in Section 7.3(d);

“Transaction Personal Information” has the meaning ascribed thereto in Section 9.1;

“Transfer Time” has the meaning ascribed to such term in Section 7.8(b);

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated hereunder; and

“U.S. Securities Act” means the United States Securities Act of 1933 as amended, and the rules and regulations promulgated hereunder.

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1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS, consistently applied.

1.7	Time of Essence

Time shall be of the essence in this Agreement.

1.8	Knowledge

In this Agreement, references to “the knowledge of Premier” or “the knowledge of SpinCo” means the actual knowledge of the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, in each case after reasonable enquiry within Premier and its subsidiaries and references to “the knowledge of Equinox Gold” means the actual knowledge of the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, in each case after reasonable enquiry within Equinox Gold and its subsidiaries.

1.9	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A — Plan of Arrangement
Schedule B — Arrangement Resolution
Schedule C — Key Regulatory Approvals
Schedule D — Key Third Party Consents
Schedule E — SpinCo Support Agreement
Schedule F — SpinCo Transition Services Agreement

Schedule G — SpinCo Indemnity

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Article 2
THE ARRANGEMENT

2.1	Arrangement

Premier and Equinox Gold agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement. Pursuant to the Arrangement, among other things, (i) each Premier RSU and Premier DSU outstanding immediately prior to the Effective Time will vest and be redeemed by Premier for Premier Shares in accordance with the Plan of Arrangement, (ii) the capital of Premier shall be reorganized and the Premier Shares (other than any Premier Shares held by Dissenting Shareholders) shall be exchanged for New Premier Shares (on a one-for-one basis) and SpinCo Distribution Shares (on the basis of the SpinCo Exchange Ratio), (iii) each Premier Option outstanding immediately prior to the Effective Time will be exchanged for a Replacement Premier Option and a Replacement SpinCo Option, (iv) the New Premier Shares will be exchanged for Equinox Gold Shares (on the basis of the Exchange Ratio), (v) each Replacement Premier Option will be exchanged for a Replacement Equinox Gold Option, and (vi) the Premier Warrants will be adjusted in accordance with their terms to entitle the holders to receive, upon due exercise of each Premier Warrant, for the original exercise price as set forth in the applicable Premier Warrant, that number of Equinox Gold Shares based on the Exchange Ratio and that number of SpinCo Shares based on the SpinCo Exchange Ratio, all as more particularly provided for in the Plan of Arrangement.

2.2	Court Orders

Premier shall apply to the Court, in a manner acceptable to Equinox Gold, acting reasonably, pursuant to Section 182 of the OBCA for the Interim Order and the Final Order as follows:

(a)	As soon as reasonably practicable following the date of execution of this Agreement and no later than January 19, 2021, Premier shall file, proceed with and diligently pursue an application to the Court for the Interim Order which shall provide, among other things:
(i)	the class of persons to whom notice is to be provided in respect of the Arrangement and the Premier Meeting and the manner in which such notice is to be provided;
(ii)	that the requisite approval for the Arrangement Resolution shall be the affirmative vote of (i) at least two-thirds (66⅔%) of the votes cast on the Arrangement Resolution by Premier Shareholders present in person or represented by proxy at the Premier Meeting, (ii) at least two-thirds of the votes cast on the Arrangement Resolution by Premier Securityholders, voting together as a single class present in person or by proxy at the Premier Meeting, and for purposes of the foregoing the holders of Premier Options shall be entitled to one vote for each vested Premier Option held by them, and (iii) to the extent required by MI 61-101, the majority of the votes cast on the Arrangement Resolution by Premier Shareholders present in person or by proxy at the Premier Meeting excluding the votes cast in respect of Premier Shares held by certain interested or related parties or joint actors of Premier in accordance with the minority approval requirements of MI 61-101 (collectively, the “Premier Securityholder Approval”);

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(iii)	that in all other respects, the terms, conditions and restrictions of the Premier constating documents, including quorum requirements and other matters, shall apply in respect of the Premier Meeting;
(iv)	for the grant of Dissent Rights to registered holders of Premier Shares, as contemplated in the Plan of Arrangement;
(v)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;
(vi)	that the Premier Meeting may be adjourned or postponed from time to time by the management of Premier in accordance with the terms of this Agreement without the need for additional approval of the Court;
(vii)	confirmation of the record date for the purposes of determining the Premier Securityholders entitled to notice of and to vote at the Premier Meeting;
(viii)	that the record date for Premier Shareholders entitled to notice of and to vote at the Premier Meeting will not change in respect of any adjournment(s) or postponement(s) of the Premier Meeting;
(ix)	that the Parties intend to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act, subject to and conditioned on the Court’s determination that the Arrangement is substantively and procedurally fair to the Premier Shareholders and holders of Premier Options, with respect to the issuance of the New Premier Shares, the SpinCo Distribution Shares, the Consideration Shares, the Replacement Premier Options, the Replacement SpinCo Options and the Replacement Equinox Gold Options pursuant to the Arrangement;
(x)	that each Premier Securityholder shall have the right to appear before the Court at the hearing of the Court to approve the application for the Final Order so long as they enter a response within a reasonable time;
(xi)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and
(xii)	for such other matters as Equinox Gold may reasonably require, subject to obtaining the prior consent of Premier, such consent not to be unreasonably withheld, conditioned or delayed.
(b)	Subject to obtaining the approvals contemplated by the Interim Order, and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and to apply for the Final Order.
2.3	Premier Meeting

Subject to receipt of the Interim Order and the terms of this Agreement:

(a)	Premier agrees to duly take all lawful action to call, give notice of, convene and conduct the Premier Meeting in accordance with the Interim Order, Premier’s constating documents and applicable Laws on or before February 23, 2021.

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(b)	In consultation with Equinox Gold, Premier agrees to fix and publish a record date for the purposes of determining the Premier Securityholders entitled to receive notice of and to vote at the Premier Meeting and the date of the Premier Meeting.
(c)	Premier will allow Equinox Gold’s representatives and legal counsel to attend the Premier Meeting.
(d)	Premier shall solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any person that is inconsistent with the Arrangement Resolution and the completion of the transactions contemplated by this Agreement and the Plan of Arrangement including, if so requested by Equinox Gold, using proxy solicitation services at the cost of Equinox Gold.
(e)	Premier will promptly advise Equinox Gold as Equinox Gold may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Premier Meeting, as to the tally of the proxies received by Premier in respect of the Arrangement Resolution.
(f)	Premier will not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Premier Meeting without the prior written consent of Equinox Gold except (i) as required by Section 7.2(l); (ii) as required for quorum purposes (in which case, the Premier Meeting shall be adjourned and not cancelled to a date of not more than ten (10) Business Days from the date the Premier Meeting was adjourned); (iii) as required by Law or by a Governmental Entity; or (iv) if requested by Equinox Gold, for adjournments or postponements for not more than ten (10) Business Days in the aggregate for the purposes of (A) soliciting proxies if necessary to obtain the requisite approval of the Arrangement Resolution and against any resolution submitted by any person that is inconsistent with the Arrangement Resolution, or (B) seeking injunctive or other equitable relief, including specific performance, to prevent breaches or threatened breaches of the Premier Voting Agreements, and to enforce compliance with the terms of the Premier Voting Agreements.
(g)	Premier will promptly advise Equinox Gold of any written communication from or Claims brought by (or threatened to be brought by) any Premier Shareholder in opposition to the Arrangement or any notice of dissent (except for non-substantive communications from any Premier Shareholder that purports to hold less than 2% of Premier Shares provided that communications from such Premier Shareholder are not substantive in the aggregate), or purported exercise by any Premier Shareholder of Dissent Rights received by Premier in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by Premier and, subject to applicable Law, any written communications sent by or on behalf of Premier to any Premier Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution.
(h)	Promptly upon the request of Equinox Gold, Premier shall prepare or cause to be prepared and provide to Equinox Gold a list of securityholders of all classes, together with their addresses as well as a security position listing from each depositor of its securities, including CDS Clearing and Depositary Services Inc., and will obtain and will deliver to Equinox Gold thereafter supplemental lists setting out any changes thereto as reasonably requested by Equinox Gold.
(i)	Promptly upon the request of Equinox Gold, Premier shall provide Equinox Gold with copies of or access to information regarding the Premier Meeting generated by any proxy solicitation services firm retained by Premier, as requested from time to time by Equinox Gold.

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(j)	Premier shall not change the record date for the Premier Securityholders entitled to vote at the Premier Meeting (including in connection with any adjournment or postponement of the Premier Meeting) unless required by Law or with Equinox Gold’s prior written consent.
2.4	Premier Circular
(a)	Premier shall promptly prepare the Premier Circular in compliance with applicable Securities Laws and file and mail the Premier Circular as soon as practicable, and in any event on or before January 25, 2021, in all jurisdictions where the same is required to be filed and mail the same to every Premier Securityholder and person as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof, so as to permit the Premier Meeting to be held by February 23, 2021.
(b)	Premier shall ensure that the Premier Circular complies in all material respects with all applicable Laws and the Interim Order, and, without limiting the generality of the foregoing, that the Premier Circular will not contain any Misrepresentation (other than in each case with respect to any information relating to Equinox Gold and its affiliates) and shall provide Premier Securityholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Premier Meeting. The Premier Circular shall include the unanimous recommendation of the Premier Board that Premier Securityholders vote in favour of the Arrangement Resolution, and a statement that each director of Premier intends to vote all of such director’s Premier Shares (including any Premier Shares issued upon the exercise of any Premier Options) in favour of the Arrangement Resolution, subject to the other terms of this Agreement and the Premier Voting Agreements.
(c)	Equinox Gold will furnish to Premier all such information regarding Equinox Gold and its affiliates, as may be reasonably required by Premier in the preparation of the Premier Circular and other documents related thereto.
(d)	Equinox Gold and its legal counsel shall be given a reasonable opportunity to review and comment on the Premier Circular, prior to the Premier Circular being printed and mailed to Premier Securityholders and filed with the Securities Authorities, and Premier shall consider in good faith all comments reasonably proposed by Equinox Gold and its counsel, provided that all information relating solely to Equinox Gold included in the Premier Circular shall be in form and content satisfactory to Equinox Gold, acting reasonably. Premier shall provide Equinox Gold with a final copy of the Premier Circular prior to mailing to the Premier Securityholders.
(e)	Premier and Equinox Gold shall each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of Premier only with respect to Premier and SpinCo and in the case of Equinox Gold only with respect to Equinox Gold) that the Premier Circular contains a Misrepresentation, or that otherwise requires an amendment or supplement to the Premier Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Premier Circular, as required or appropriate, and Premier shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Premier Circular to Premier Securityholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities and as otherwise required.

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(f)	Premier shall keep Equinox Gold informed of any requests or comments made by Securities Authorities in connection with the Premier Circular.
2.5	Final Order

If: (i) the Interim Order is obtained; and (ii) the Arrangement Resolution is passed at the Premier Meeting by Premier Securityholders as provided for in the Interim Order and as required by applicable Law, then Premier shall as soon as reasonably practicable thereafter, and in any event within five (5) Business Days thereafter, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 182 of the OBCA.

2.6	Court Proceedings

Subject to the terms of this Agreement, Premier will diligently pursue, and Equinox Gold will cooperate with Premier in seeking, the Interim Order and the Final Order. Premier will provide legal counsel to Equinox Gold with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Premier will also provide legal counsel to Equinox Gold on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence served on Premier or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Subject to applicable Law, Premier will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Equinox Gold’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Equinox Gold to agree or consent to any increase in the Consideration Shares, or other modification or amendment to such filed or served materials that expands or increases Equinox Gold’s obligations, or diminishes or limits Equinox Gold’s rights set forth in this Agreement. Premier will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, Premier will not object to legal counsel to Equinox Gold making such submissions in support of the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably, provided Equinox Gold advises Premier of the nature of such submissions prior to the application and such submissions are consistent with this Agreement and the Plan of Arrangement.

2.7	Deposit and Payment of Consideration

No later than one (1) Business Day prior to the Effective Date:

(a)	Equinox Gold will ensure that the Depositary has been provided with sufficient Consideration Shares in escrow to distribute the Consideration Shares to the Premier Shareholders pursuant to the Plan of Arrangement;
(b)	Premier will ensure that the Depositary has been provided with sufficient SpinCo Shares in escrow to distribute the SpinCo Distribution Shares to the Premier Shareholders pursuant to the Plan of Arrangement; and
(c)	Premier will deposit with the Premier Employee Payment Agent an amount in cash equal to the aggregate Premier COC Payments, less any applicable withholding Taxes.
2.8	Preparation of Filings

Equinox Gold and Premier shall co-operate in the preparation of any application for the Key Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Principal Parties to be necessary to discharge their respective obligations or otherwise advisable under applicable Laws in connection with this Agreement or the Plan of Arrangement.

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2.9	Plan of Arrangement and Closing
(a)	Subject to the Interim Order, the Final Order and any applicable Law, the Principal Parties may amend the Plan of Arrangement at any time prior to the Effective Time in accordance with Section 8.3 of this Agreement to add, remove or amend any steps or terms in a manner determined to be necessary by the Principal Parties, each acting reasonably, provided that the Plan of Arrangement will not be amended in any manner which: (i) is prejudicial to Premier, the Premier Securityholders or any other persons bound by the Plan of Arrangement or is inconsistent with the provisions of this Agreement or would result in Premier incurring any pre-Effective Time obligations or liabilities; or (ii) creates, in the view of Premier, acting reasonably, a reasonable risk of delaying, impairing or impeding in any material respect the receipt of any Key Regulatory Approval or the satisfaction of any condition set forth in Article 7 hereof.
(b)	On or before the Effective Date Premier shall file with the applicable register any records, information or other documents required to be filed with the applicable register in connection with the Arrangement. Unless otherwise provided in the Plan of Arrangement, the events set out in Section 2.4 of the Plan of Arrangement will occur in the sequence indicated in that Section, and the Arrangement will, from and after the Effective Time, have all of the effects provided by applicable Laws, including the OBCA.
(c)	The closing of the transactions contemplated hereby and by the Plan of Arrangement will take place at the offices of Blake, Cassels & Graydon LLP in Vancouver, British Columbia (or at such other location as may be agreed upon by Equinox Gold and Premier) on the Effective Date at such time as may be agreed by Equinox Gold and Premier.
2.10	Announcement and Shareholder Communications

Equinox Gold and Premier shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement, the text and timing of each such announcement to be approved by Equinox Gold and Premier in advance, acting reasonably. Equinox Gold and Premier agree to co-operate in the preparation of presentations, if any, to Premier Securityholders regarding the Plan of Arrangement, and neither Premier nor Equinox Gold shall: (i) issue any news release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Principal Party (which consent shall not be unreasonably withheld or delayed); or (ii) make any filing with any Governmental Entity or with any stock exchange with respect thereto without prior consultation with the other Principal Party; provided, however, that the foregoing shall be subject to each Principal Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Principal Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Principal Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.11	Withholding Taxes

Equinox Gold, Premier, SpinCo and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder and from all dividends and other distributions otherwise payable to any former Premier Securityholders, holders of Premier Warrants, holders of Premier RSUs or holders of Premier DSUs such amounts as Equinox Gold, Premier, SpinCo or the Depositary may be required or permitted to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

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2.12	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all New Premier Shares, SpinCo Distribution Shares, Consideration Shares, Replacement Premier Options, Replacement SpinCo Options and Replacement Equinox Gold Options issued pursuant to the Arrangement to Premier Shareholders and holders of Premier Options will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder and pursuant to exemptions from applicable state securities laws. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;
(b)	the Court will be advised as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act prior to the hearing required to issue the Interim Order;
(c)	the Court will be required to satisfy itself as to the substantive and procedural fairness of the Arrangement to the Premier Shareholders and holders of Premier Options;
(d)	the Parties will ensure that each Premier RSU Holder, Premier DSU Holder, Premier Shareholder and holder of Premier Options entitled to receive New Premier Shares, SpinCo Distribution Shares, Consideration Shares, Replacement Premier Options, Replacement SpinCo Options or Replacement Equinox Gold Options on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;
(e)	the Premier RSU Holder, Premier DSU Holder, Premier Shareholders and holders of Premier Options entitled to receive New Premier Shares, SpinCo Distribution Shares, Consideration Shares, Replacement Premier Options, Replacement SpinCo Options or Replacement Equinox Gold Options will be advised that the New Premier Shares, SpinCo Distribution Shares, Consideration Shares, Replacement Premier Options, Replacement SpinCo Options and Replacement Equinox Gold Options issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued in reliance on the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act;
(f)	the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being substantively and procedurally fair to the Premier Shareholders and holders of Premier Options;
(g)	the Interim Order approving the Premier Meeting will specify that each Premier RSU Holder, Premier DSU Holder, Premier Shareholder and holder of Premier Options will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time and in accordance with the requirements of Section 3(a)(10) under the U.S. Securities Act; and
(h)	the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of shares and options of Premier, SpinCo and Equinox Gold pursuant to the Plan of Arrangement.”

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2.13	U.S. Tax Matters

The exchange of Premier Shares for Equinox Gold Shares under the Plan of Arrangement (“Share Exchange”) is intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (“Code”) and this Agreement and the Plan of Arrangement are intended to be a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the Code for purposes of Sections 354 and 361 of the Code. Each Party hereto shall treat the Share Exchange as a reorganization within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes, and shall treat this Agreement and the Plan of Arrangement as a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the Code, and shall not take any position on any Tax return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a “determination” within the meaning of Section 1313 of the Code that such treatment is not correct. Each Party hereto shall act in a manner that is consistent with the Parties’ intention that the Share Exchange be treated as a reorganization within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes, and shall not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Share Exchange from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Article 3
REPRESENTATIONS AND WARRANTIES OF Premier

3.1	Representations and Warranties

Premier hereby represents and warrants to and in favour of Equinox Gold as follows, except to the extent that such representations and warranties are qualified by the Premier Disclosure Letter, and acknowledges that Equinox Gold is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Board Approval. As of the date hereof, the Premier Board, after consultation with its financial and legal advisors and after receiving an opinion from its financial advisor and the recommendation of the Special Committee, has determined that the Plan of Arrangement is in the best interests of Premier and that the Consideration Shares and SpinCo Distribution Shares to be received by the Premier Shareholders upon completion of the Arrangement is fair, from a financial point of view, to the Premier Shareholders, and has resolved unanimously to recommend to the Premier Securityholders that they vote in favour of the Arrangement Resolution. The Premier Board has approved the Arrangement, including the Permitted Financing, and the execution and performance of this Agreement, the Loan Facility and the General Security Agreement.
(b)	Fairness Opinion. The Special Committee has received the opinion of RBC Dominion Securities Inc. to the effect that, as of the date of such opinion, subject to the assumptions, qualifications and limitations set out therein, the Consideration Shares to be received by the Premier Shareholders is fair, from a financial point of view, to the Premier Shareholders, and such opinion has not been withdrawn or modified as of the date of this Agreement. The fee payable to such financial advisor shall be a flat fee for delivery of the fairness opinion irrespective of the conclusions of the fairness opinion and no portion of any fee payable to the financial advisor shall be conditional on the closing of the Arrangement. The Premier Board has also received an opinion of CIBC World Markets Inc. to the effect that, as of the date of such opinion, subject to the assumptions, qualifications and limitations set out therein, the Consideration Shares to be received by the Premier Shareholders is fair, from a financial point of view, to the Premier Shareholders, and such opinion has not been withdrawn or modified as of the date of this Agreement.

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(c)	Organization and Qualification. Premier and each of its material subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power and capacity to own, lease, license and operate its property and assets as now owned and to carry on its business as it is now being conducted. Premier and each of its material subsidiaries: (A) has all material Permits necessary to conduct its business substantially as now conducted, as disclosed in the Premier Public Disclosure Record; and (B) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Premier Material Adverse Effect.
(d)	Authority Relative to this Agreement. Premier has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Premier and the performance by Premier of its obligations under this Agreement have been duly authorized by the Premier Board and, except for Premier Securityholder Approval, no other corporate proceedings on its part are necessary to authorize the execution and delivery by it of this Agreement or the consummation of the Arrangement. This Agreement has been duly executed and delivered by Premier and, constitutes a legal, valid and binding obligation of Premier, enforceable against Premier in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.
(e)	No Violation. Neither the authorization, execution and delivery of this Agreement, the Loan Facility and the General Security Agreement by Premier nor the completion of the transactions contemplated by this Agreement, the Premier Contribution Agreement, the Loan Facility and the General Security Agreement or the Arrangement, including the Permitted Financing, nor the performance of its obligations thereunder, nor compliance by Premier with any of the provisions of this Agreement, the Premier Contribution Agreement, the Loan Facility and the General Security Agreement, will:
(1)	violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, other than the Key Third Party Consents and Key Regulatory Approvals that relate to Premier, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration of indebtedness under, or result in the creation or imposition of any Lien upon, any of the properties or assets of Premier or any of its subsidiaries, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Premier or any of its subsidiaries, under any of the terms, conditions or provisions of:

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(A)	their respective articles, charters or by-laws or other comparable organizational documents; or
(B)	any Permit or Material Contract to which Premier or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Premier or any of its subsidiaries is bound; or
(2)	subject to obtaining the Key Regulatory Approvals,
(A)	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Premier or any of its subsidiaries or any of their respective properties or assets; or
(B)	cause the suspension or revocation of any Permit currently in effect relating to Premier or any of its subsidiaries

(except, in the case of each of clauses (1) and (2) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Liens, suspensions or revocations which, or any consents (expressly excluding the Key Third Party Consents, Material Contracts and Key Regulatory Approvals), approvals or notices which if not given or received, could not, individually or in the aggregate, reasonably be expected to have any Premier Material Adverse Effect);

(3)	give rise to any rights of first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, contract, license, franchise or Permit; or
(4)	except as disclosed in Schedule 3.1(e)(4) of the Premier Disclosure Letter, result in any payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director, officer or employee of Premier or any subsidiary of Premier or increase any benefits otherwise payable under any pension or benefit plan of Premier or any subsidiary of Premier or result in the acceleration of the time of payment or vesting of any such benefits.

The Key Third Party Consents relating to Premier listed in Schedule D are the only material consents, approvals and notices required from any third party under any Contracts of Premier or any of its subsidiaries in order for Premier and its subsidiaries to proceed with the completion of the transactions contemplated by this Agreement, the Premier Contribution Agreement, the Loan Facility and the General Security Agreement and the Arrangement, including the Permitted Financing, pursuant to the Plan of Arrangement.

(f)	Capitalization. The authorized share capital of Premier consists of an unlimited number of Premier Shares, an unlimited number of special shares and an unlimited number of preference shares. As at the date hereof, 237,395,482 Premier Shares were issued and outstanding, no special shares of Premier were outstanding, no preference shares of Premier were outstanding, an aggregate of up to 14,554,000 Premier Shares were issuable upon the exercise of Premier Options, an aggregate of up to 200,000 Premier Shares were issuable upon the exercise of the Premier DSUs and an aggregate of up to 1,613,000 Premier Shares were issuable upon the exercise of the Premier RSUs and an aggregate of up to 3,500,000 Premier Shares were issuable upon the exercise of Premier Warrants. Except as disclosed in Schedule 3.1(f) of the Premier Disclosure Letter, there are no other securities outstanding, or other options, warrants, equity-based awards, calls, conversion privileges, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments, or commitments of any kind (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Premier of any securities of Premier (including Premier Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Premier (including Premier Shares) or subsidiaries of Premier. All outstanding Premier Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Premier Shares issuable upon the due exercise of Premier Options, Premier Warrants, Premier DSUs and Premier RSUs in accordance with their terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Premier have been issued in compliance with all applicable Laws and Securities Laws. There are no securities of Premier or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Premier Shareholders on any matter. There are no outstanding contractual or other obligations of Premier or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries. There are no outstanding notes, bonds, debentures or other evidences of indebtedness of Premier or any of its subsidiaries having the right to vote with the holders of the outstanding Premier Shares on any matters.

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(g)	Reporting Status and Securities Laws Matters. Premier is a “reporting issuer” and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. Premier is not subject to any continuous or periodic or other disclosure requirements under any securities Laws other than the Securities Laws of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. Premier has not taken any action to cease to be a reporting issuer in any province or territory of Canada nor has Premier received notification from any Securities Authority seeking to revoke the reporting issuer status of Premier. The Premier Shares are listed for trading on the TSX and are not listed for trading on any other securities exchange as a result of any application made by Premier. No delisting, suspension of trading in or cease trading order with respect to any securities of Premier and, to the knowledge of Premier, no inquiry or investigation (formal or informal) of any Securities Authority or the TSX is in effect or ongoing or, to the knowledge of Premier, expected to be implemented or undertaken with respect to the foregoing.
(h)	Ownership of Subsidiaries. Schedule 3.1(h) of the Premier Disclosure Letter includes a complete and accurate list of all subsidiaries owned, directly or indirectly, by Premier, each of which is wholly-owned other than as disclosed in Schedule 3.1(h) of the Premier Disclosure Letter. Schedule 3.1(h) of the Premier Disclosure Letter identifies each subsidiary that is a material subsidiary and the identified subsidiaries are all material subsidiaries of Premier. Except as disclosed in Schedule 3.1(h) of the Premier Disclosure Letter, all of the issued and outstanding shares of capital stock and other ownership interests in the subsidiaries of Premier are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and, except as disclosed in Schedule 3.1(h) of the Premier Disclosure Letter, all such shares and other ownership interests held directly or indirectly by Premier are legally and beneficially owned free and clear of all Liens, and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights. There are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of Premier. Except for the issuance of SpinCo Consideration Shares to Premier pursuant to the Premier Contribution Agreement, and subject to Section 5.6, there are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of Premier to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any subsidiaries of Premier. All ownership interests of Premier and its subsidiaries are owned free and clear of all Liens of any kind or nature whatsoever held by third Parties. Schedule 3.1(h) of the Premier Disclosure Letter includes complete and accurate list of all securities owned by Premier of another corporate person, other than its subsidiaries. Premier is, directly or indirectly, the registered and beneficial owner of all of the outstanding common shares or other equity interests reflected as being owned by Premier in Section 3.1(h) of the Premier Disclosure Letter, directly or indirectly, of each of its subsidiaries (and immediately prior to the Effective Time Premier will be the registered and beneficial owner of the SpinCo Consideration Shares), in each case, subject to any Permitted Financing, free and clear of any Liens, all such shares or other equity interests so owned by Premier have been validly issued and are fully paid and non-assessable (or, in the case of the SpinCo Consideration Shares, will be validly issued and fully paid and non-assessable immediately prior to the Effective Time), as the case may be, and no such shares or other equity interests have been issued (or, in the case of the SpinCo Consideration Shares, will be issued) in violation of any pre-emptive or similar rights. Except for the shares or other equity interests owned by Premier, directly or indirectly, in any subsidiary, and except as set forth in Section 3.1(h) of the Premier Disclosure Letter, neither Premier nor any subsidiary owns, beneficially or of record, any equity interests of any kind in any other person as of the date hereof.

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(i)	Material Properties. Schedule 3.1(i) of the Premier Disclosure Letter includes a complete and accurate list of all material property, legally or beneficially owned, licensed, or leased by Premier or its subsidiaries, in respect of which Premier or its subsidiaries enjoy the benefit of rights of way, surface rights, easements and permits, and there is no other material property in respect of which Premier or its subsidiaries has any interest.
(j)	Public Filings. Premier has filed all material documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities or the TSX. All such documents and information comprising the Premier Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (i) did not contain any Misrepresentation, and (ii) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Premier Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the TSX. Premier has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement remains confidential. There has been no change in a material fact or a material change (as such terms are defined under the Securities Act) in any of the information contained in the Premier Public Disclosure Record, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the Premier Public Disclosure Record.

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(k)	Premier Financial Statements. Premier’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2018 and 2019 (including the notes thereto) including, the related management’s discussion and analysis (“Premier MD&A”) (collectively, the “Premier Financial Statements”) were prepared in accordance with IFRS consistently applied (except as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Premier’s independent auditors) and fairly present in all material respects the assets, liabilities and consolidated financial position, results of operations and cash flows of Premier and its subsidiaries as of the dates thereof and for the periods indicated therein and reflect the revenues, earnings, results of operations, changes in shareholders’’ equity and reserves required by IFRS in respect of all material contingent liabilities, if any, of Premier and its subsidiaries on a consolidated basis. There has been no material change in Premier’s accounting policies, except as described in the notes to the Premier Financial Statements, since December 31, 2019.
(l)	Internal Controls and Financial Reporting. Premier: (i) has designed disclosure controls and procedures to provide reasonable assurance that financial information relating to Premier, including its consolidated subsidiaries, is accurate and reliable and is made known to the Chief Executive Officer and the Chief Financial Officer of Premier by others within those entities, particularly during the periods in which filings are being prepared; and (ii) has designed internal controls to provide reasonable assurance regarding the accuracy and reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The auditors of Premier are independent public accountants as required by applicable Laws and there is not now, and in the previous five fiscal years there has not been, any reportable event (as such term is defined in National Instrument 51-102 - Continuous Disclosure Obligations). Since January 1, 2020, Premier’s auditors and the audit committee of the Premier Board have not been advised of: (A) any deficiency, or a combination of deficiencies, in the design or operation of internal controls over financial reporting, or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Premier’s internal control over financial reporting.
(m)	Money Laundering. The operations of Premier and of each of its subsidiaries are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements and money laundering Laws and the rules and regulations thereunder and any related or similar Laws, rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity relating to money laundering (collectively, the “Money Laundering Laws”) and to the knowledge of Premier, no action, suit or proceeding by or before any court or Governmental Entity involving Premier or any of its subsidiaries with respect to the Money Laundering Laws is pending or threatened.
(n)	Corrupt Practices Legislation. Neither Premier, its subsidiaries and affiliates, nor to the knowledge of Premier, any of their respective officers, directors or employees acting on behalf of Premier or any of its subsidiaries or affiliates has taken, committed to take or been alleged to have taken any action which would cause Premier or any of its subsidiaries or affiliates to be in violation of the United States’ Foreign Corrupt Practices Act (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Law of similar effect of any other jurisdiction, and to the knowledge of Premier no such action has been taken by any of its agents, representatives or other persons acting on behalf of Premier or any of its subsidiaries or affiliates.

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(o)	Books and Records. The financial books, records and accounts of Premier and its subsidiaries, have in all material respects, been maintained in accordance with applicable Law, in accordance with IFRS and, in each case, are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of Premier and its subsidiaries and accurately and fairly reflect the basis for Premier Financial Statements.
(p)	Minute Books. The minute books of Premier and each of its subsidiaries are true and correct in all material respects; they contain the duly signed minutes of all meetings of the boards of directors and shareholders and all resolutions passed by the boards of directors and the shareholders thereof except for minutes relating to the proposed transaction between Equinox Gold and Premier; provided that minutes for the most recent meetings of the board of directors of Premier and committees thereof which have not been finalized as of the date hereof will be finalized and included in the minute books in accordance with Premier’s past practice.
(q)	No Undisclosed Liabilities. Premier and its subsidiaries have no material outstanding indebtedness or liability of any nature, whether accrued, continent, absolute, or otherwise and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, other than those specifically identified in the Premier Financial Statements, or incurred in the ordinary course of business since the date of the most recent Premier Financial Statements.
(r)	No Material Change. Since December 31, 2019, (i) there has been no material change in respect of Premier and its subsidiaries, taken as a whole, except as disclosed in the Premier Public Disclosure Record, and the debt, business and material property of Premier and its subsidiaries conform in all material respects to the description thereof contained in the Premier Public Disclosure Record; (ii) there has been no dividend or distribution of any kind declared, paid or made by Premier on any Premier securities; (iii) there has not been a material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of Premier and its subsidiaries taken as a whole; and (iv) Premier and its subsidiaries have carried on business in the ordinary course.
(s)	Litigation. Except as disclosed in the Premier Public Disclosure Record and in Schedule 3.1(s) of the Premier Disclosure Letter, there are no material Claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Premier, threatened affecting Premier or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws or in respect of Taxes. Neither Premier nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding judgment, order, writ, injunction or decree.
(t)	Taxes. Except as provided for in the Premier Financial Statements,
(i)	Premier and each of its material subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects.

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(ii)	Premier and each of its material subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Premier Financial Statements.
(iii)	Except as provided for in the Premier Financial Statements or disclosed in Section 3.1(t)(iii) of the Premier Disclosure Letter, no material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Premier or any of its material subsidiaries, and neither Premier nor any of its material subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Premier, threatened against Premier or any of its material subsidiaries or any of their respective assets, that would reasonably be expected to have a Premier Material Adverse Effect.
(iv)	No Claim has been made by any Governmental Entity in a jurisdiction where Premier and any of its material subsidiaries does not file Returns that Premier or any of its material subsidiaries is or may be subject to Tax by that jurisdiction.
(v)	There are no Liens for unpaid Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of Premier or any of its material subsidiaries.
(vi)	Premier and each of its material subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so, except where the failure to do so would not, individually or in the aggregate, result in a Premier Material Adverse Effect.
(vii)	There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any Claim for, or the period for the collection or assessment or reassessment of, Taxes due from Premier or any of its material subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.
(viii)	All the Returns, audit reports and assessments provided to Equinox Gold by Premier are true correct and complete copies of such Returns, audit reports and assessments.
(ix)	Premier has not breached the terms of any agreement pursuant to which it has issued shares that were intended to qualify as “flow-through shares” (within the meaning of the Tax Act) and has not failed to incur or renounce any amount it had undertaken to incur or renounce to subscribers for such shares.
(x)	The Premier Shares are listed on a “designated stock exchange”, as that term is defined in section 248(1) of the Tax Act.
(u)	Property.
(i)	The Premier Properties are accurately described in the Premier Public Disclosure Record.
(ii)	The Premier Public Disclosure Record discloses all material real and immoveable property legally or beneficially owned, licensed, or leased by Premier or its material subsidiaries, or in respect of which Premier or its material subsidiaries enjoy the benefit of rights of way, surface rights, easements and permits for the use of real and immoveable property, and there is no other material real and immoveable property in respect of which Premier or its material subsidiaries has any interest.

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(iii)	The Concessions relating to the Premier Properties, are the only mining concessions, claims, leases, licenses, permits or other rights that are required to conduct the material activities of Premier or its material subsidiaries as currently conducted.
(iv)	Except as disclosed in Schedule 3.1(u) of the Premier Disclosure Letter, and except as would not reasonably be expected, individually or in the aggregate, to result in a Premier Material Adverse Effect, each Concession relating to the Premier Properties is in full force and effect and in good standing. The interests of Premier or its material subsidiaries in each Concession relating to the Premier Properties is held free and clear of all Liens, except Permitted Liens. The Premier Disclosure Letter sets out an up to date, true and accurate list in all material respects: (A) the interests of Premier and its material subsidiaries in each of the material Concessions relating to the Premier Properties; (B) the agreement or document pursuant to which Premier or its material subsidiaries holds its interest in each material Concession relating to the Premier Properties. Premier or its material subsidiaries are lawfully authorized to hold its interest in the material Concessions relating to the Premier Properties, as set out in the Premier Disclosure Letter.
(v)	Except as would not reasonably be expected, individually or in the aggregate, to result in a Premier Material Adverse Effect and except as disclosed in Schedule 3.1(u) of the Premier Disclosure Letter and the Premier Public Disclosure Record:
(A)	each material Concession relating to the Premier Properties comprises a valid and subsisting mineral claim, license or lease in each case in all material respects;
(B)	Premier or its subsidiaries enjoys legally enforceable access over and to the Premier Properties and the Concessions relating to the Premier Properties as may be required to conduct the activities of Premier or its subsidiaries as currently conducted;
(C)	any and all assessment work required to be performed and filed in respect of the Premier Properties or under the Concessions relating to the Premier Properties has been performed and filed;
(D)	any and all Taxes and other payments required to be paid in respect of the Premier Properties and the Concessions relating to the Premier Properties and all rental or royalty payments required to be paid in respect of the Concessions relating to the Premier Properties have been paid;
(E)	any and all filings required to be filed in respect of the Premier Properties and the Concessions relating to the Premier Properties have been filed;

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(F)	Premier or its subsidiaries have the exclusive right to deal with the Premier Properties and the Concessions relating to the Premier Properties;
(G)	no other person has any material right, title or interest in the Premier Properties or the Concessions relating to the Premier Properties or any right to acquire any such right, title or interest;
(H)	there are no back-in rights, joint venture or partnership rights, earn-in rights, rights of first refusal, trust provisions, beneficial ownership rights, royalty rights or similar provisions which would materially affect Premier’s or any of its material subsidiaries’ interests in the Premier Properties or the Concessions relating to the Premier Properties; and
(I)	neither Premier nor any of its material subsidiaries have received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke Premier’s or any of its subsidiaries’ interests in the Premier Properties or the Concessions relating to the Premier Properties.
(vi)	Except as would not reasonably be expected, individually or in the aggregate, to result in a Premier Material Adverse Effect, all work and activities carried out on the Premier Properties and the Concessions relating to the Premier Properties by Premier or its subsidiaries or, to the knowledge of Premier, by any other person appointed by Premier or any of its material subsidiaries or who is otherwise the operator of a Premier Property, have been carried out in all material respects in compliance with all applicable Laws, and neither Premier nor any of its material subsidiaries, nor, to the knowledge of Premier, any other person, has received any notice of any material breach of any such applicable Laws.
(v)	Title and Rights re: Other Assets. Except as would not reasonably be expected, individually or in the aggregate, to result in a Premier Material Adverse Effect, Premier and its material subsidiaries, as applicable, have good and valid title to all material properties and material assets reflected in the Premier Financial Statements, free and clear of all Liens except Permitted Liens, or valid leasehold or licence interests in all material properties and material assets not reflected in such financial statements but used by Premier or any of its material subsidiaries.
(w)	Contracts. Schedule 3.1(w) of the Premier Disclosure Letter includes a complete and accurate list of all Material Contracts to which Premier or any of its material subsidiaries is a party and that are currently in force (the “Premier Material Contracts”). All Premier Material Contracts are in full force and effect, and Premier or its material subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. Premier has made available to Equinox Gold for inspection true and complete copies of all of the Premier Material Contracts. All of the Premier Material Contracts are valid and binding obligations of Premier or a material subsidiary as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Premier and its material subsidiaries have complied in all material respects with all terms of the Premier Material Contracts, have paid all amounts due thereunder of, as and when due, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of Premier or any of its material subsidiaries or, to the knowledge of Premier, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Premier Material Contracts. As at the date hereof, neither Premier nor any of its material subsidiaries has received written notice that any party to a Premier Material Contract intends to cancel, terminate or otherwise modify or not renew such Premier Material Contract, and to the knowledge of Premier, no such action has been threatened. Neither Premier nor any of its material subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Premier or any of its material subsidiaries.

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(x)	Permits and Authorizations.
(i)	Premier, each of its subsidiaries and to the knowledge of Premier, the Premier JV Entities, have obtained and are in compliance in all material respects with all Permits required by applicable Laws, necessary to conduct its current business as now being conducted. Premier, each of its subsidiaries and to the knowledge of Premier, the Premier JV Entities, have applied for all Permits in relation to any planned mining operations of Premier. To the knowledge of Premier, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in material compliance with such Permits as are necessary to conduct its business as it is currently being conducted as set forth in the Premier Public Disclosure Record.
(ii)	Further (i) Premier, each of its subsidiaries and to the knowledge of Premier, the Premier JV Entities, own, possess or have obtained all Authorizations that are required by Law to be owned, possessed or obtained by Premier, any of its subsidiaries or any of the Premier JV Entities in connection with the operation of their business as presently conducted or in connection with the ownership, operation or use of their assets; (ii) Premier, its subsidiaries, and to the knowledge of Premier, the Premier JV Entities, as applicable, lawfully hold, own or use, and have complied with all such Authorizations in all material respects; (iii) each such Authorization is valid and in full force and effect, and is renewable by its terms or in the ordinary course of business; and (iv) no action, investigation or proceeding is pending, or to the knowledge of Premier, threatened, against Premier, any of its subsidiaries or any of the Premier JV Entities in respect of or regarding any such Authorization that could reasonably be expected to result in the suspension, loss or revocation of any such Authorization. All work required to be performed and filed by Premier, its subsidiaries and, to the knowledge of Premier, the Premier JV Entities, in respect of such Authorizations has been performed and filed, in all material respects, and all Taxes, rentals, fees, expenditures and other payments or security deposits required to be made by Premier, its subsidiaries and to he knowledge of Premier, the Premier JV Entities, in respect thereof have been paid, incurred or deposited, in all material respects, and all filings required of Premier and its subsidiaries in respect thereof have been made.
(y)	Intellectual Property. Each of Premier, its subsidiaries and to the knowledge of Premier, the Premier JV Entities, owns or has the right to use all material patents, trade-marks, trade names, service marks, copyrights, trade secrets, software, technology or other intellectual property and proprietary rights required to carry on its business as currently carried on and there is no action, suit, proceeding or Claim pending, or to the knowledge of Premier, threatened by others challenging Premier’s or any of its subsidiaries’ rights in or to any material patents, trade-marks, trade names, service marks, copyrights, trade secrets, software, technology or other intellectual property and proprietary rights used for the conduct of Premier, its subsidiaries’ and to the knowledge of Premier, the Premier JV Entities' business as currently carried on.

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(z)	Environmental Matters. Each of Premier, its subsidiaries and to the knowledge of Premier, the Premier JV Entities, and their respective businesses and operations:
(i)	is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits;
(ii)	has not received any order, request or notice from any person alleging a violation of any Environmental Law;
(iii)	is not aware of, nor has it received notice of: (A) any material order or directive which relates to environmental matters; or (B) any material demand or notice with respect to the breach of any Environmental Law applicable to Premier, any of its subsidiaries or the Premier Properties or the Concessions relating to the Premier Properties; or (C) any material proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures; or (D) any material breach of Environmental Law or any Environmental Liabilities applicable to the Premier Properties or the Concessions relating to the Premier Properties;
(iv)	is not a party to any litigation or administrative proceeding, nor is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, and (ii) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and
(v)	is not involved in remediation, reclamation or other environmental operations and does not know of any facts, circumstances or conditions, including any Release of Hazardous Substance, that would reasonably be expected to result in any Environmental Liabilities.

Except, in each case, as disclosed in the Premier Public Disclosure Record or where it would not, individually or in the aggregate, reasonably be expected to have a Premier Material Adverse Effect.

(aa)	Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in the Premier Public Disclosure Record have been prepared and disclosed in all material respects in accordance with all applicable Laws, including Securities Laws and NI 43-101. The information provided by Premier to the Qualified persons in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of Premier and its subsidiaries, taken as a whole, from the amounts disclosed in the Premier Public Disclosure Record (except as a result of mining operations in the ordinary course of business) nor has there been a change in economic assumptions. Premier has duly filed with the Securities Authorities in material compliance with Securities Laws all reports required by NI 43-101 to be filed with Securities Authorities and all such reports complied, when filed, with the requirements of NI 43-101 in all material respects.

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(bb)	Operational Matters.
(i)	All royalties, overriding royalty interests, production payments, net profits and interest burdens, and all material rentals, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Premier or any of its material subsidiaries, have been: (i) duly paid; (ii) duly performed; or (iii) provided for prior for the date hereof.
(ii)	All material costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Premier or any of its material subsidiaries is directly or indirectly bound are being or have been properly and timely paid in the ordinary course of business.
(cc)	No Expropriation. No material property or asset of Premier or its material subsidiaries has been taken or expropriated by any Governmental Entity in the previous five years nor has any notice or proceeding in respect thereof been given or commenced that remains outstanding nor, to the knowledge of Premier, is there any intent or proposal to give any such notice or to commence any such proceeding.
(dd)	Regulatory.
(i)	Premier and its subsidiaries have operated and are currently operating in material compliance with all applicable Laws, including all applicable published rules, regulations, guidelines and policies of any regulatory or governmental agency having jurisdiction over Premier or its subsidiaries or their respective activities (collectively, the “Premier Regulatory Authorities”); and
(ii)	Premier and its subsidiaries have operated and are currently operating their respective businesses in compliance with all licenses, permits, authorizations, approvals registrations and consents of the Premier Regulatory Authorities (the “Premier Regulatory Authorizations”) in all material respects and have made all requisite material declarations and filings with the Premier Regulatory Authorities. Premier and its subsidiaries have not received any written notices or other correspondence from the Premier Regulatory Authorities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Premier Regulatory Authorization relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of Premier or any of its subsidiaries to operate their respective businesses.

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(ee)	Employee Benefits.
(i)	Premier and each of its subsidiaries has complied, in all material respects, with the terms of all employee benefit, health, welfare, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, life insurance, pension or retirement plans and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or self-insured which are sponsored, administered or maintained by or contributed to or required to be contributed to by, or which are otherwise binding upon, Premier or any such subsidiary or in respect of which Premier or any of its subsidiaries has any actual or potential liability (collectively, the “Premier Benefit Plans”) and with all applicable Laws.
(ii)	Schedule 3.1(ee) of the Premier Disclosure Letter lists all Premier Benefit Plans and Premier has furnished to Equinox Gold true, correct, up-to-date and complete copies of all of the Premier Benefit Plans as amended as of the date hereof together with all related documentation, including insurance contracts, plan summaries, employee booklets and personnel manuals. The plan summaries, employee booklets and personnel manuals prepared for, and circulated to the employees and the former employees of Premier and their beneficiaries concerning each Premier Benefit Plan, accurately describe the benefits provided under each such Premier Benefit Plan referred to therein.
(iii)	No Premier Benefit Plan is a “registered pension plan” as that term is defined in Section 248(1) of the Tax Act or a “multi-employer pension plan” or a “multi-employee plan” as those terms are used in applicable provincial pension standards legislation and Premier and its subsidiaries have never maintained, sponsored or contributed to any such “registered pension plan”, “multi-employer pension plan” or “multi-employee plan” on behalf of the employees or former employees of Premier and its subsidiaries.
(iv)	Each Premier Benefit Plan is and has been established, registered (if required), qualified, invested and administered, in all material respects, in compliance with the terms of such Premier Benefit Plan (including the terms of any documents in respect of such Premier Benefit Plan), all applicable Laws, and any collective bargaining agreement relating thereto and there exists no condition or set of circumstances in connection with which Premier or Equinox Gold could incur, directly or indirectly, any liability or expense (other than for routine contributions or benefit payments) under the terms of the Premier Benefit Plan or applicable Laws.
(v)	All obligations of Premier or any of its subsidiaries regarding the Premier Benefit Plans have been satisfied in all material respects and no Taxes are owing or exigible under any of the Premier Benefit Plans by Premier or any of its subsidiaries. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Premier Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws.
(vi)	Each Premier Benefit Plan is insured or funded in compliance with the terms of such Premier Benefit Plan, all applicable Laws and is in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by Premier or any of its subsidiaries from any such Governmental Entities.

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(vii)	To the knowledge of Premier: (A) no Premier Benefit Plan is subject to any pending investigation, examination or other proceeding, action or Claim initiated by any Governmental Entity, or by any other party (other than routine Claims for benefits); and (B) there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or Claim or to affect the registration or qualification of any Premier Benefit Plan required to be registered or qualified.
(viii)	Premier and its material subsidiaries have no formal plan and have made no promise or commitment, whether legally binding or not, to create any additional Premier Benefit Plan or to improve or change the benefits provided under any Premier Benefit Plan.
(ix)	There is no entity other than Premier and any of its material subsidiaries participating in any Premier Benefit Plan.
(x)	None of the Premier Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees.
(xi)	Except as disclosed in Schedule 3.1(ee) of the Premier Disclosure Letter, neither the execution and delivery of this Agreement by Premier nor completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by Premier with any of the provisions hereof shall result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of Premier or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits or acceleration of vesting or an obligation to fund or secure benefits, in whole or in part, under any Premier Benefit Plan.
(xii)	All data necessary to administer each Premier Benefit Plan is in the possession of Premier or one of its material subsidiaries or their respective agents and is in a form which is sufficient for the proper administration of the Premier Benefit Plan in accordance with its terms and all applicable Laws and such data is complete and correct.
(ff)	Labour and Employment. Except as disclosed in Schedule 3.1(ff) of the Premier Disclosure Letter:
(i)	no employee of Premier or its subsidiaries is on long-term disability leave, extended absence, authorized unpaid leave of absence (including maternal, paternal leave or unpaid sick leave) or worker’s compensation leave. As at the date hereof, except as disclosed in Schedule 3.1(ff) of the Premier Disclosure Letter, none of the material employees of Premier or its subsidiaries has indicated an intention to resign their employment. All current assessments under applicable workers compensation legislation in relation to the employees of Premier and its subsidiaries have been paid or accrued by Premier and its subsidiaries, as applicable, and Premier and its subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid;

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(ii)	no employee of Premier or any of its subsidiaries is party to a change of control, severance, termination, golden parachute or similar agreement or provision or would receive payments under such agreement or provision as a result of the Arrangement;
(iii)	there are no outstanding or, to the knowledge of Premier, threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union as bargaining agent for any employees of Premier or any of its subsidiaries. To the knowledge of Premier, there are no threatened or apparent union organizing activities involving employees of Premier or any of its subsidiaries; and
(iv)	the Premier Financial Statements include adequate accruals or reserves determined in accordance with IFRS for all accrued and unpaid salaries, wages, bonuses or other remuneration, vacation pay, Canada Pension Plan and Employment Insurance and other employee-related accruals including for any severance or termination payments in respect of employees whose employment was terminated before the date of such statements.
(gg)	Collective Agreements. Except as disclosed in Section 3.1(gg) of the Premier Disclosure Letter, there are no collective bargaining or union agreements in force. None of Premier or any of its subsidiaries has engaged in any lay-off activities within the past three years that would violate or in any way subject Premier or any of its subsidiaries to the group termination or lay-off applicable requirements of Law. As of the date hereof: (A) Premier and its subsidiaries are not subject to any application for certification and, to the knowledge of Premier, there are no threatened union-organizing campaigns for Premier’s employees; (B) there are no current or, to the knowledge of Premier, threatened strikes, lockouts or other work stoppage or slowdown affecting the Premier’s or its subsidiaries’ employees; (C) there are no current (active) successor or related employer applications relating to Premier’s or its subsidiaries’ employees; and (D) there are no employee associations, voluntarily recognized or certified unions authorized to represent any of the Premier or its subsidiaries’ employees.
(hh)	Compliance with Laws. Premier and its subsidiaries have materially complied with and are not in violation in any material respect of any applicable Laws. Neither Premier nor any of its subsidiaries is, to the knowledge of Premier, under any investigation with respect to, or has been charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Law from any Governmental Entity.
(ii)	Absence of Certain Changes or Events. Since December 31, 2019, other than as disclosed in the Premier Public Disclosure Record or disclosed in Section 3.1(ii) of the Premier Disclosure Letter,
(i)	Premier and its material subsidiaries have conducted their respective businesses only in the ordinary course of business;
(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Premier Material Adverse Effect has been incurred;
(iii)	there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Premier Material Adverse Effect;

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(iv)	there has not been any change in the accounting practices used by Premier and its subsidiaries;
(v)	there has not been any material increase in the salary, bonus, or other remuneration payable to any non-executive employees of any of Premier and its subsidiaries;
(vi)	there has not been any change in the remuneration or compensation paid to the directors of Premier;
(vii)	there has not been any redemption, repurchase or other acquisition of Premier Shares by Premier, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to Premier Shares;
(viii)	there has not been any entering into, or an amendment of, any Material Contract other than in the ordinary course of business;
(ix)	there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in Premier’s audited financial statements, other than the settlement of claims or liabilities incurred in the ordinary course of business; and
(x)	there has not been any material increase in the salary, bonus, or other remuneration payable to any officers or senior or executive officers of Premier or its subsidiaries.
(jj)	Absence of Cease Trade Orders. No order ceasing or suspending trading in Premier Shares (or any of them) or any other securities of Premier is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Premier, are pending, contemplated or threatened.
(kk)	Related Party Indebtedness. Except as disclosed in the Premier Public Disclosure Record, neither Premier nor any of its subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, Premier or any of its subsidiaries or any of their respective affiliates or associates (except for amounts due in the ordinary course of business as salaries, bonuses, director’s fees, amounts owing under any contracting agreement with any such independent contractor or the reimbursement of ordinary course of business expenses.
(ll)	Non-Arm’s Length Transactions. Except as disclosed in Schedule 3.1(ll) of the Premier Disclosure Letter or the transactions contemplated in this Agreement, director and officer indemnification agreements and employment or employment compensation agreements entered into in the ordinary course of business, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness of Premier or any of its subsidiaries) between Premier or any of its subsidiaries on the one hand, and any (a) officer or director of Premier or any of its subsidiaries, (b) any holder of record or, to the knowledge of Premier, beneficial owner of ten percent or more of the voting securities of Premier, or (c) any affiliate or associate of any person described in (a) or (b) of this paragraph, on the other hand.
(mm)	Registration Rights. No Premier Shareholder has any right to compel Premier to register or otherwise qualify the Premier Shares (or any of them) for public sale or distribution.
(nn)	Rights of Other persons. Except as disclosed in Schedule 3.1(nn) of the Premier Disclosure Letter, no person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by Premier or any of its subsidiaries, or any part thereof.

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(oo)	Restrictions on Business Activities. There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Premier or any of its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Premier Material Adverse Effect.
(pp)	Brokers. Except as disclosed in writing by Premier to Equinox Gold, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Premier, and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in Schedule 3.1(pp) to the Premier Disclosure Letter.
(qq)	Aboriginal Matters. Except as disclosed in Schedule 3.1(qq) of the Premier Disclosure Letter, (i) neither Premier nor any of its material subsidiaries has received any written or oral, notice of any Aboriginal Claim made by any Aboriginals which relates to, affects, or could reasonably be expected to materially affect or impair Premier’s or any of the subsidiaries’ right, title or interest in the Premier Properties; (ii) to the knowledge of Premier, no Aboriginal Claim is threatened by any Aboriginals which relates to, affects, or could reasonably be expected to materially affect or impair, Premier’s or any of the subsidiaries’ right, title or interest in the Premier Properties; (iii) there are no current, pending or threatened Aboriginal Claims that could reasonably be expected to prevent or materially impair, the exploration, development, construction and operation of Premier’s or any of the subsidiaries’ right, title or interest in the Premier Properties; (iv) no Aboriginal blockade, occupation, illegal action or on-site protest has occurred in connection with the activities on the Premier Properties; (v) Premier and its subsidiaries are in material compliance with, and have received, no notification of, and have not asserted any, breach of all memoranda of agreement, exploration, impact and benefit or any other agreements between Premier or any of its subsidiaries and any Aboriginals respecting the Premier Properties; (vi) there is no other memorandum of agreement, exploration, impact and benefit or any other agreement between Premier or any of its subsidiaries and any Aboriginals respecting the Premier Properties; and (vii) no Aboriginal Information has been received by Premier or any of its subsidiaries which could reasonably be expected to have a Premier Material Adverse Effect.
(rr)	No “Collateral Benefit”. Except as disclosed in Schedule 3.1(rr) of the Premier Disclosure Letter, no “related party” of Premier (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Premier Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.
(ss)	Shareholder Rights Plan. Premier does not have in place a shareholder rights protection plan and neither Premier, nor to Premier’s knowledge, any of its shareholders is a party to any shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of Premier.
(tt)	Insurance. As of the date hereof, Premier and its subsidiaries have such policies of insurance as are listed in Schedule 3.1(tt) of the Premier Disclosure Letter. All insurance maintained by Premier or any of its subsidiaries is in full force and effect and in good standing and neither Premier nor any of its subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has Premier or any of its subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or, except as disclosed in Schedule 3.1(tt) of the Premier Disclosure Letter, all received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of Premier or any of its subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost.

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(uu)	Premier USA Assets. The only assets of Premier USA are as disclosed in Schedule 3.1(uu) of the Premier Disclosure Letter, including but not limited to: (i) all mineral claims and rights to mineral claims comprising the South Arturo, McCoy-Cove Property, Baby Doe and Rodeo Creek assets; (ii) all shares and equity interests of the direct and indirect subsidiaries of Premier USA that hold such mineral claims and rights; and (iii) working capital including not more than US$15 million in cash and, if applicable, the mineral interest acquired pursuant to the Permitted Purchase (collectively, the “Premier USA Property”).
(vv)	SpinCo Assets. Immediately prior to the Effective Time, the only assets of SpinCo shall consist of the Premier USA Ownership Interests.
(ww)	Except as disclosed in Schedule 3.1(ww) of the Premier Disclosure Letter, no member of the Premier Group is a party to any contract to which a member of the SpinCo Group is a party which provides for any ongoing liability, obligation, guarantee or indemnity by any member of the Premier Group.
3.2	Survival of Representations and Warranties

The representations and warranties of Premier contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 4
REPRESENTATIONS AND WARRANTIES OF Equinox Gold

4.1	Representations and Warranties

Equinox Gold hereby represents and warrants to and in favour of Premier as follows, except to the extent that such representations and warranties are qualified by the Equinox Gold Disclosure Letter, and acknowledges that Premier is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Board Approval. The Equinox Gold Board has determined that the Arrangement is in the best interests of Equinox Gold and has unanimously approved the Arrangement and the execution and performance of this Agreement.
(b)	Organization and Qualification. Equinox Gold and each of its subsidiaries, is a corporation duly incorporated or an entity duly created and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power and capacity to own, lease, license and operate its property and assets as now owned and to carry on its business as it is now being conducted. Equinox Gold and each of its subsidiaries: (A) has all material Permits necessary to conduct its business substantially as now conducted, as disclosed in the Equinox Gold Public Disclosure Record; and (B) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Equinox Gold Material Adverse Effect.

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(c)	Authority Relative to this Agreement. Equinox Gold has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Equinox Gold and the performance by Equinox Gold of its obligations under this Agreement have been duly authorized by the Equinox Gold Board and no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Equinox Gold and constitutes a legal, valid and binding obligation of Equinox Gold, enforceable against Equinox Gold in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.
(d)	No Violation. Except as disclosed in the Equinox Gold Disclosure Letter, neither the authorization, execution and delivery of this Agreement by Equinox Gold, nor the completion of the transactions contemplated by this Agreement or the Arrangement, nor the performance of its obligations thereunder, nor compliance by Equinox Gold with any of the provisions of this Agreement will:
(1)	violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, other than the Key Third Party Consents and Key Regulatory Approval that relate to Equinox Gold, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration of indebtedness under, or result in the creation or imposition of any Lien upon, any of the properties or assets of Equinox Gold or any of its subsidiaries, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Equinox Gold or any of its subsidiaries, under any of the terms, conditions or provisions of:
(A)	their respective articles, charters or by-laws or other comparable organizational documents; or
(B)	any Permit or Material Contract to which Equinox Gold or any of its subsidiaries, is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Equinox Gold or any of its subsidiaries is bound; or
(2)	subject to obtaining the Key Regulatory Approvals,
(A)	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Equinox Gold or any of its subsidiaries or any of their respective properties or assets; or

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(B)	cause the suspension or revocation of any Permit currently in effect relating to Equinox Gold or any of its subsidiaries,

(except, in the case of each of clauses (1) and (2) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Liens, suspensions or revocations which, or any consents (expressly excluding the Key Third Party Consents and Key Regulatory Approvals), approvals or notices which if not given or received, could not, individually or in the aggregate, reasonably be expected to have any Equinox Gold Material Adverse Effect);

(3)	give rise to any rights of first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, contract, license, franchise or Permit; or
(4)	result in any payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director, officer or employee of Equinox Gold or any subsidiary of Equinox Gold or increase any benefits otherwise payable under any pension or benefit plan of Equinox Gold or any subsidiary of Equinox Gold or result in the acceleration of the time of payment or vesting of any such benefits.

The Key Third Party Consents relating to Equinox Gold listed in the Equinox Gold Disclosure Letter are the only consents, approvals and notices required from any third party under any Contracts of Equinox Gold or any of its subsidiaries in order for Equinox Gold and its subsidiaries to proceed with the completion of the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement.

(e)	Capitalization. As set out in the Equinox Gold Disclosure Letter, the authorized share capital of Equinox Gold consists of an unlimited number of Equinox Gold Shares. As at the date hereof, 242,353,906 Equinox Gold Shares were issued and outstanding, an aggregate of up to 2,926,200 Equinox Gold Shares were issuable upon the exercise of Equinox Gold Options, an aggregate of up to 19,033,655 Equinox Gold Shares were issuable upon the exercise of Equinox Gold Warrants, an aggregate of up to 854,506 Equinox Gold Shares were issuable upon the exercise of Equinox Gold RSUs, an aggregate of up to 152,126 Equinox Gold Shares were issuable upon the exercise of Equinox Gold DSUs, and an aggregate of up to 2,498,505 Equinox Gold Shares were issuable upon the exercise of Equinox Gold PSUs. Other than as disclosed in Schedule 4.1(f) of the Equinox Gold Disclosure Letter, there are no other options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Equinox Gold of any securities of Equinox Gold (including Equinox Gold Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Equinox Gold (including Equinox Gold Shares) or any material subsidiary of Equinox Gold. All outstanding Equinox Gold Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Equinox Gold Shares issuable upon the exercise of Equinox Gold Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Equinox Gold (including Equinox Gold Options) have been issued in compliance with all applicable Laws and Securities Laws. There are no securities of Equinox Gold or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Equinox Gold shareholders on any matter. There are no outstanding contractual or other obligations of Equinox Gold or any subsidiary to repurchase, redeem or otherwise acquire any of Equinox Gold’s securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Equinox Gold or any of its subsidiaries having the right to vote with the holders of the outstanding Equinox Gold Shares on any matters.

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(f)	Ownership of Subsidiaries. Schedule 4.1(f) of the Equinox Gold Disclosure Letter includes a complete and accurate list of all subsidiaries owned, directly or indirectly, by Equinox Gold, each of which is wholly-owned other than as disclosed in Schedule 4.1(f) of the Equinox Gold Disclosure Letter. Schedule 4.1(f) of the Equinox Gold Disclosure Letter identifies each subsidiary that is a material subsidiary and the identified subsidiaries are all material subsidiaries of Equinox Gold. All of the issued and outstanding shares of capital stock and other ownership interests in the subsidiaries of Equinox Gold are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such shares and other ownership interests held directly or indirectly by Equinox Gold are legally and beneficially owned free and clear of all Liens, and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights, except as set forth in Schedule 4.1(f) of the Equinox Gold Disclosure Letter. There are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of Equinox Gold. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of Equinox Gold to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any subsidiaries of Equinox Gold. All ownership interests of Equinox Gold and its subsidiaries are owned free and clear of all Liens of any kind or nature whatsoever held by third Parties except as set forth in Schedule 4.1(f) of the Equinox Gold Disclosure Letter. Schedule 4.1(f) of the Equinox Gold Disclosure Letter includes complete and accurate list of all securities owned by Equinox Gold of another corporate person, other than its subsidiaries. Equinox Gold is, directly or indirectly, the registered and beneficial owner of all of the outstanding common shares or other equity interests as reflected as being owned by Equinox Gold in Section 4.1(f) of the Equinox Gold Disclosure Letter, directly or indirectly, of each of its subsidiaries, free and clear of any Liens, all such shares or other equity interests so owned by Equinox Gold have been validly issued and are fully paid and non-assessable, as the case may be, and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights. Except for the shares or other equity interests owned by Equinox Gold, directly or indirectly, in any subsidiary, and except as set forth in Section 4.1(f) of the Equinox Gold Disclosure Letter, neither Equinox Gold nor any subsidiary owns, beneficially or of record, any equity interests of any kind in any other person as of the date hereof.
(g)	Reporting Status and Securities Laws Matters. Equinox Gold is a “reporting issuer” and not on the list of reporting issuers in default under applicable Securities Laws in each of the provinces and territories of Canada. The Equinox Gold Shares are registered under section 12(b) of the U.S. Exchange Act. No delisting, suspension of trading in or cease trading order with respect to any securities of Equinox Gold and, to the knowledge of Equinox Gold, no inquiry or investigation (formal or informal) of any Securities Authority, SEC, NYSE American or the TSX, is in effect or ongoing or, to the knowledge of Equinox Gold, expected to be implemented or undertaken with respect to the foregoing.

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(h)	Public Filings. Equinox Gold has filed or furnished, as applicable, all material documents required to be filed or furnished by it in accordance with applicable Securities Laws, the U.S. Exchange Act and U.S. Securities Act, with the Securities Authorities, the SEC, NYSE American or the TSX. All such documents and information comprising the Equinox Gold Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (i) did not contain any Misrepresentation, and (ii) complied in all material respects with the requirements of applicable Securities Laws, the U.S. Exchange Act and the U.S. Securities Act and any amendments to the Equinox Gold Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities, the NYSE American or the TSX. Equinox Gold has not filed any confidential material change report with any Securities Authorities or the SEC that at the date of this Agreement remains confidential. There has been no change in a material fact or a material change (as such terms are defined under the Securities Act) in any of the information contained in the Equinox Gold Public Disclosure Record, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the Equinox Gold Public Disclosure Record.
(i)	Equinox Gold Financial Statements. Equinox Gold’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2019 and 2018 (including the notes thereto and the report of Equinox Gold's independent auditors), and Equinox Gold’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2020, in each case including the related management’s discussion and analysis (“Equinox Gold MD&A”) (collectively, the “Equinox Gold Financial Statements”) were prepared in accordance with IFRS consistently applied (except as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Equinox Gold’s independent auditors) and fairly present in all material respects the assets, liabilities and consolidated financial position, results of operations and cash flows of Equinox Gold and its subsidiaries as of the dates thereof and for the periods indicated therein and reflect the revenues, earnings, results of operations, changes in shareholders’ equity and reserves required by IFRS in respect of all material contingent liabilities, if any, of Equinox Gold and its subsidiaries on a consolidated basis. There has been no material change in Equinox Gold’s accounting policies, except as described in the notes to the Equinox Gold Financial Statements, since December 31, 2019.
(j)	Internal Controls and Financial Reporting. Equinox Gold has designed such disclosure controls and procedures, or caused them to be designed under the supervision of its Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance that information required to be disclosed by Equinox Gold in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to Equinox Gold’s Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. Equinox Gold maintains systems of “internal control over financial reporting” that have been designed by, or under the supervision of, its Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Since January 1, 2020, Equinox Gold’s auditors and the audit committee of the Equinox Gold Board have not been advised of: (A) any deficiency, or a combination of deficiencies, in the design or operation of internal controls over financial reporting, or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Equinox Gold’s internal control over financial reporting.

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(k)	Money Laundering. The operations of Equinox Gold and of each of its material subsidiaries are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements and money laundering Laws and the rules and regulations thereunder and any related or similar Laws, rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity relating to money laundering (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Entity involving Equinox Gold or any of its material subsidiaries with respect to the Money Laundering Laws is pending or threatened.
(l)	Corrupt Practices Legislation. Neither Equinox Gold, its subsidiaries and affiliates, nor any of their respective officers, directors or employees acting on behalf of Equinox Gold or any of its subsidiaries or affiliates has taken, committed to take or been alleged to have taken any action which would cause Equinox Gold or any of its subsidiaries or affiliates to be in violation of the United States’ Foreign Corrupt Practices Act (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Law of similar effect of any other jurisdiction, and to the knowledge of Equinox Gold no such action has been taken by any of its agents, representatives or other persons acting on behalf of Equinox Gold or any of its subsidiaries or affiliates.
(m)	Books and Records. The financial books, records and accounts of Equinox Gold and its material subsidiaries, have in all material respects, been maintained in accordance with applicable Law, in accordance with IFRS and, in each case, are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of Equinox Gold and its subsidiaries and accurately and fairly reflect the basis for Equinox Gold Financial Statements.
(n)	Minute Books. The minute books of Equinox Gold and each of its material subsidiaries are true and correct in all material respects; they contain the duly signed minutes of all meetings of the boards of directors and shareholders and all resolutions passed by the boards of directors and the shareholders thereof except for minutes relating to the proposed transaction between Equinox Gold and Premier; provided that minutes for the most recent meetings of the board of directors of Equinox Gold and committees thereof which have not been finalized as of the date hereof will be finalized and included in the minute books in accordance with Equinox Gold’s past practice.
(o)	No Undisclosed Liabilities. Equinox Gold and its subsidiaries have no outstanding indebtedness or liability of any nature that is, individually or in the aggregate, material, whether accrued, continent, absolute, or otherwise and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, other than those specifically identified in the Equinox Gold Financial Statements, or incurred in the ordinary course of business since the date of the most recent Equinox Gold Financial Statements.
(p)	No Material Change. Since December 31, 2019, (i) there has been no material change in respect of Equinox Gold and its material subsidiaries, taken as a whole, except as disclosed in the Equinox Gold Public Disclosure Record, and the debt, business and material property of Equinox Gold and its material subsidiaries conform in all material respects to the description thereof contained in the Equinox Gold Public Disclosure Record; (ii) there has been no dividend or distribution of any kind declared, paid or made by Equinox Gold on any Equinox Gold securities; (iii) there has not been a material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of Equinox Gold and its material subsidiaries taken as a whole; and (iv) Equinox Gold and its material subsidiaries have carried on business in the ordinary course.

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(q)	Litigation. There are no material Claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Equinox Gold, threatened affecting Equinox Gold or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws or in respect of Taxes. Neither Equinox Gold nor any of its material subsidiaries nor their respective assets or properties is subject to any outstanding judgment, order, writ, injunction or decree.
(r)	Taxes. Except as provided for in the Equinox Gold Financial Statements and the Equinox Gold Disclosure Letter,
(i)	Equinox Gold and each of its material subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects.
(ii)	Equinox Gold and each of its material subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Equinox Gold Financial Statements.
(iii)	No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Equinox Gold or any of its material subsidiaries, and neither Equinox Gold nor any of its material subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Equinox Gold, threatened against Equinox Gold or any of its material subsidiaries or any of their respective assets, that would reasonably be expected to have an Equinox Gold Material Adverse Effect.
(iv)	No Claim has been made by any Governmental Entity in a jurisdiction where Equinox Gold and any of its material subsidiaries does not file Returns that Equinox Gold or any of its material subsidiaries is or may be subject to Tax by that jurisdiction.
(v)	There are no Liens for unpaid Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of Equinox Gold or any of its material subsidiaries.
(vi)	Equinox Gold and each of its material subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so, except where the failure to do so would not, individually or in the aggregate, result in an Equinox Gold Material Adverse Effect.

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(vii)	There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any Claim for, or the period for the collection or assessment or reassessment of, Taxes due from Equinox Gold or any of its material subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.
(viii)	All the Returns, audit reports and assessments provided to Premier by Equinox Gold are true correct and complete copies of such Returns, audit reports and assessments.
(ix)	The Equinox Gold Shares are listed on a “designated stock exchange”, as that term is defined in section 248(1) of the Tax Act.

(x)       Equinox Gold is a “Canadian corporation” for purposes of the Tax Act.

(s)	Property.
(i)	The Equinox Gold Properties are accurately described in the Equinox Gold Public Disclosure Record.
(ii)	The Equinox Gold Public Disclosure Record discloses all material real and immoveable property legally or beneficially owned, licensed, or leased by Equinox Gold or its material subsidiaries, or in respect of which Equinox Gold or its material subsidiaries enjoy the benefit of rights of way, surface rights, easements and permits for the use of real and immoveable property, and there is no other real and immoveable property in respect of which Equinox Gold or its material subsidiaries has any interest.
(iii)	The Concessions relating to the Equinox Gold Properties, are the only mining concessions, claims, leases, licenses, permits or other rights that are required to conduct the activities of Equinox Gold or its material subsidiaries as currently conducted.
(iv)	Except as would not reasonably be expected, individually or in the aggregate, to result in an Equinox Gold Material Adverse Effect, each Concession relating to the Equinox Gold Properties is in full force and effect and in good standing. The interests of Equinox Gold or its material subsidiaries in each Concession relating to the Equinox Gold Properties is held free and clear of all Liens except Permitted Liens. The Equinox Gold Public Disclosure Record together with the Data Room accurately describes, in all material respects: (A) the interests of Equinox Gold and its material subsidiaries in each of the material Concessions relating to the Equinox Gold Properties; (B) the agreement or document pursuant to which Equinox Gold or its subsidiaries holds its interest in each material Concession relating to the Equinox Gold Properties. Equinox Gold or its material subsidiaries are lawfully authorized to hold its interest in the material Concessions relating to the Equinox Gold Properties.
(v)	Except as would not reasonably be expected, individually or in the aggregate, to result in an Equinox Gold Material Adverse Effect and except as disclosed in Schedule 4.1(s) of the Equinox Gold Disclosure Letter:
(A)	each Concession relating to the Equinox Gold Properties comprises a valid and subsisting mineral claim, license or lease in each case in all material respects, and Equinox Gold or its applicable material subsidiary enjoys legally enforceable access over and to the Equinox Gold Properties and the Concessions relating to the Equinox Gold Properties as may be required to conduct the activities of Equinox Gold or its subsidiaries as currently conducted;

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(B)	any and all assessment work required to be performed and filed in respect of the Equinox Gold Properties or under the Concessions relating to the Equinox Gold Properties has been performed and filed;
(C)	any and all Taxes and other payments required to be paid in respect of the Equinox Gold Properties and the Concessions relating to the Equinox Gold Properties and all rental or royalty payments required to be paid in respect of the Concessions relating to the Equinox Gold Properties have been paid;
(D)	any and all filings required to be filed in respect of the Equinox Gold Properties and the Concessions relating to the Equinox Gold Properties have been filed;
(E)	Equinox Gold or its material subsidiaries have the exclusive right to deal with the Equinox Gold Properties and the Concessions relating to the Equinox Gold Properties;
(F)	no other person has any material right, title or interest in the Equinox Gold Properties or the Concessions relating to the Equinox Gold Properties or any right to acquire any such right, title or interest;
(G)	there are no back-in rights, joint venture or partnership rights, earn-in rights, rights of first refusal, trust provisions, beneficial ownership rights, royalty rights or similar provisions which would materially affect Equinox Gold’s or any of its material subsidiaries’ interests in the Equinox Gold Properties or the Concessions relating to the Equinox Gold Properties; and
(H)	neither Equinox Gold nor any of its material subsidiaries have received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke Equinox Gold’s or any of its material subsidiaries’ interests in the Equinox Gold Properties or the Concessions relating to the Equinox Gold Properties.
(vi)	Except as would not reasonably be expected, individually or in the aggregate, to result in a Equinox Gold Material Adverse Effect, all work and activities carried out on the Equinox Gold Properties and the Concessions relating to the Equinox Gold Properties by Equinox Gold or its subsidiaries or, to the knowledge of Equinox Gold, by any other person appointed by Equinox Gold or any of its material subsidiaries have been carried out in all material respects in compliance with all applicable Laws, and neither Equinox Gold nor any of its material subsidiaries, nor, to the knowledge of Equinox Gold, any other person, has received any notice of any material breach of any such applicable Laws.

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(t)	Title and Rights re: Other Assets. Except as would not reasonably be expected, individually or in the aggregate, to result in a Equinox Gold Material Adverse Effect, Equinox Gold and its material subsidiaries, as applicable, have good and valid title to all material properties and material assets reflected in the Equinox Gold Financial Statements, free and clear of all Liens except Permitted Liens, or valid leasehold or licence interests in all material properties and material assets not reflected in such financial statements but used by Equinox Gold or any of its material subsidiaries.
(u)	Contracts. Schedule 4.1(u) of the Equinox Gold Disclosure Letter includes a complete and accurate list of all Material Contracts to which Equinox Gold or any of its material subsidiaries is a party and that are currently in force (the “Equinox Gold Material Contracts”). All Equinox Gold Material Contracts are in full force and effect, and Equinox Gold or its material subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. Equinox Gold has made available to Premier for inspection true and complete copies of all of the Equinox Gold Material Contracts. All of the Equinox Gold Material Contracts are valid and binding obligations of Equinox Gold or a material subsidiary as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Equinox Gold and its material subsidiaries have complied in all material respects with all terms of the Equinox Gold Material Contracts, have paid all amounts due thereunder of, as and when due, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of Equinox Gold or any of its material subsidiaries or, to the knowledge of Equinox Gold, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Equinox Gold Material Contracts. As at the date hereof, neither Equinox Gold nor any of its material subsidiaries has received written notice that any party to an Equinox Gold Material Contract intends to cancel, terminate or otherwise modify or not renew such Equinox Gold Material Contract, and to the knowledge of Equinox Gold, no such action has been threatened. Neither Equinox Gold nor any of its material subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Equinox Gold or any of its material subsidiaries.
(v)	Permits and Authorizations. Equinox Gold and each of its material subsidiaries has obtained and is in compliance in all material respects with all material Permits required by applicable Laws, necessary to conduct its current business as now being conducted, except where such non-compliance would not, individually or in the aggregate, reasonably be expected to have a Equinox Gold Material Adverse Effect, and all such Permits have been provided to Premier. To the knowledge of Equinox Gold, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such material Permits as are necessary to conduct its business as it is currently being conducted as set forth in the Equinox Gold Public Disclosure Record.
(w)	Intellectual Property. There is no action, suit, proceeding or Claim pending, or to the knowledge of Equinox Gold, threatened by others challenging Equinox Gold’s or any of its material subsidiaries’ rights in or to any material patents, trade-marks, trade names, service marks, copyrights, trade secrets, software, technology or other intellectual property and proprietary rights used for the conduct of Equinox Gold and its material subsidiaries’ business as currently carried on.

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(x)	Environmental Matters. Each of Equinox Gold and its material subsidiaries and their respective businesses and operations:
(i)	is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits;
(ii)	has not received any order, request or notice from any person alleging a violation of any Environmental Law;
(iii)	is not a party to any litigation or administrative proceeding, nor is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, and (ii) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and
(iv)	is not involved in remediation, reclamation or other environmental operations and does not know of any facts, circumstances or conditions, including any Release of Hazardous Substance, that would reasonably be expected to result in any Environmental Liabilities.

Except, in each case, as disclosed in the Equinox Gold Public Disclosure Record or where it would not, individually or in the aggregate, reasonably be expected to have an Equinox Gold Material Adverse Effect.

(y)	Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in the Equinox Gold Public Disclosure Record have been prepared and disclosed in all material respects in accordance with all applicable Laws, including Securities Laws and NI 43-101. The information provided by Equinox Gold to the Qualified persons in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of Equinox Gold and its subsidiaries, taken as a whole, from the amounts disclosed in the Equinox Gold Public Disclosure Record (except as a result of mining operations in the ordinary course of business) nor has there been a change in any economic assumptions upon which such mineral reserves are based.
(z)	Operational Matters.
(i)	All royalties, overriding royalty interests, production payments, net profits and interest burdens, and all material rentals, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Equinox Gold or any of its material subsidiaries, have been: (i) duly paid; (ii) duly performed; or (iii) provided for prior for the date hereof.

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(ii)	All material costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Equinox Gold or any of its material subsidiaries is directly or indirectly bound are being or have been properly and timely paid in the ordinary course of business.
(aa)	No Expropriation. No material property or asset of Equinox Gold or its material subsidiaries has been taken or expropriated by any Governmental Entity in the previous five years nor has any notice or proceeding in respect thereof been given or commenced that remains outstanding nor, to the knowledge of Equinox Gold, is there any intent or proposal to give any such notice or to commence any such proceeding.
(bb)	Regulatory.
(i)	Equinox Gold and its material subsidiaries have operated and are currently operating in material compliance with all applicable Laws, including all applicable published rules, regulations, guidelines and policies of any regulatory or governmental agency having jurisdiction over Equinox Gold or its material subsidiaries or their respective activities (collectively, the “Equinox Gold Regulatory Authorities”); and
(ii)	Equinox Gold and its material subsidiaries have operated and are currently operating their respective businesses in compliance with all licenses, permits, authorizations, approvals registrations and consents of the Equinox Gold Regulatory Authorities (the “Equinox Gold Regulatory Authorizations”) in all material respects and have made all requisite material declarations and filings with the Equinox Gold Regulatory Authorities. Equinox Gold and its material subsidiaries have not received any written notices or other correspondence from the Equinox Gold Regulatory Authorities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Equinox Gold Regulatory Authorization relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of Equinox Gold or any of its material subsidiaries to operate their respective businesses in a manner which would have an Equinox Gold Material Adverse Effect.
(cc)	Employee Benefits.
(i)	Equinox Gold and each of its material subsidiaries has complied, in all material respects, with the terms of all employee benefit, health, welfare, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, life insurance, pension or retirement plans and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether registered or unregistered, oral or written, formal or informal, funded or unfunded, insured or self-insured which are sponsored, administered or maintained by or contributed to or required to be contributed to by, or which are otherwise binding upon, Equinox Gold or any such material subsidiary or in respect of which Equinox Gold or any of its material subsidiaries has any actual or potential liability (collectively, the “Equinox Gold Benefit Plans”) and with all applicable Laws.

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(ii)	Schedule 4.1(cc) of the Equinox Gold Disclosure Letter lists all Equinox Gold Benefit Plans and Equinox Gold has furnished to Premier true, correct, up-to-date and complete copies of all of the Equinox Gold Benefit Plans as amended as of the date hereof together with all related documentation, including insurance contracts, plan summaries, employee booklets, financial reports, government correspondence and personnel manuals. The plan summaries, employee booklets and personnel manuals prepared for, and circulated to the employees and the former employees of Equinox Gold and their beneficiaries concerning each Equinox Gold Benefit Plan, accurately describe the benefits provided under each such Equinox Gold Benefit Plan referred to therein.
(iii)	No Equinox Gold Benefit Plan is a “registered pension plan” as that term is defined in Section 248(1) of the Tax Act or a “multi-employer pension plan” or a “multi-employee plan” as those terms are used in applicable provincial pension standards legislation and Equinox Gold and its material subsidiaries have never maintained, sponsored or contributed to any such “registered pension plan”, “multi-employer pension plan” or “multi-employee plan” on behalf of the employees or former employees of Equinox Gold and its material subsidiaries.
(iv)	Each Equinox Gold Benefit Plan is and has been established, registered (if required), qualified, invested and administered, in all material respects, in compliance with the terms of such Equinox Gold Benefit Plan (including the terms of any documents in respect of such Equinox Gold Benefit Plan), all applicable Laws, and any collective bargaining agreement relating thereto and there exists no condition or set of circumstances in connection with which Equinox Gold could incur, directly or indirectly, any liability or expense (other than for routine contributions or benefit payments) under the terms of the Equinox Gold Benefit Plan or applicable Laws.
(v)	All obligations of Equinox Gold or any of its material subsidiaries regarding the Equinox Gold Benefit Plans have been satisfied in all material respects and no Taxes are owing or exigible under any of the Equinox Gold Benefit Plans by Equinox Gold or any of its material subsidiaries. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Equinox Gold Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws.
(vi)	Each Equinox Gold Benefit Plan is insured or funded in compliance with the terms of such Equinox Gold Benefit Plan, all applicable Laws and is in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by Equinox Gold or any of its material subsidiaries from any such Governmental Entities.
(vii)	To the knowledge of Equinox Gold: (A) no Equinox Gold Benefit Plan is subject to any pending investigation, examination or other proceeding, action or Claim initiated by any Governmental Entity, or by any other party (other than routine Claims for benefits); and (B) there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or Claim or to affect the registration or qualification of any Equinox Gold Benefit Plan required to be registered or qualified.

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(viii)	Equinox Gold and its material subsidiaries have no formal plan and have made no promise or commitment, whether legally binding or not, to create any additional Equinox Gold Benefit Plan or to improve or change the benefits provided under any Equinox Gold Benefit Plan.
(ix)	There is no entity other than Equinox Gold and any of its material subsidiaries participating in any Equinox Gold Benefit Plan.
(x)	None of the Equinox Gold Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees.
(xi)	Neither the execution and delivery of this Agreement by Equinox Gold nor completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by Equinox Gold with any of the provisions hereof shall result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of Equinox Gold or any of its material subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits or acceleration of vesting or an obligation to fund or secure benefits, in whole or in part, under any Equinox Gold Benefit Plan.
(xii)	All data necessary to administer each Equinox Gold Benefit Plan is in the possession of Equinox Gold or one of its material subsidiaries or their respective agents and is in a form which is sufficient for the proper administration of the Equinox Gold Benefit Plan in accordance with its terms and all applicable Laws and such data is complete and correct.
(dd)	Labour and Employment.
(i)	Except as disclosed in Schedule 4.1(dd) of the Equinox Gold Disclosure Letter, no material employee of Equinox Gold or its material subsidiaries is on long-term disability leave, extended absence, authorized unpaid leave of absence (including maternal, paternal leave or unpaid sick leave) or worker’s compensation leave. As at the date hereof, none of the material employees of Equinox Gold or its material subsidiaries has indicated an intention to resign their employment. All current assessments under applicable workers compensation legislation in relation to the employees of Equinox Gold and its material subsidiaries have been paid or accrued by Equinox Gold and its material subsidiaries, as applicable, and Equinox Gold and its subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid.
(ii)	Except for those agreements or provisions described in Schedule 4.1(dd) of the Equinox Gold Disclosure Letter, no material employee of Equinox Gold or any of its material subsidiaries is party to a change of control, severance, termination, golden parachute or similar agreement or provision or would receive payments under such agreement or provision as a result of the Arrangement.
(iii)	There are no outstanding, pending or, to the knowledge of Equinox Gold, threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union or other bargaining unit as bargaining agent for any employees of Equinox Gold or any of its material subsidiaries. To the knowledge of Equinox Gold, there are no threatened or apparent union or collective bargaining organizing activities involving employees of Equinox Gold or any of its material subsidiaries. Equinox Gold and its material subsidiaries are not certified to or entered into a voluntary recognition arrangement with a trade union or employee association and are not party to a collective agreement (whether or not the expiry date of such collective agreement has passed).

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(iv)	The Equinox Gold Financial Statements include adequate accruals or reserves determined in accordance with IFRS for all accrued and unpaid salaries, wages, bonuses or other remuneration, vacation pay, Canada Pension Plan and Employment Insurance and other employee-related accruals including for any severance or termination payments in respect of employees whose employment was terminated before the date of such statements.
(ee)	Compliance with Laws. Equinox Gold and its subsidiaries have complied with and are not in violation of any applicable Laws, except where such violation would not, individually or in the aggregate, have an Equinox Gold Material Adverse Effect. Neither Equinox Gold nor any of its material subsidiaries is, to the knowledge of Equinox Gold, under any investigation with respect to, or has been charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Law from any Governmental Entity.
(ff)	Absence of Cease Trade Orders. No order ceasing or suspending trading in Equinox Gold Shares (or any of them) or any other securities of Equinox Gold is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Equinox Gold, are pending, contemplated or threatened.
(gg)	Non-Arm’s Length Transactions. Except for the transactions contemplated in this Agreement, director and officer indemnification agreements and employment or employment compensation agreements entered into in the ordinary course of business, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness of Equinox Gold or any of its material subsidiaries) between Equinox Gold or any of its material subsidiaries on the one hand, and any (a) officer or director of Equinox Gold or any of its material subsidiaries, (b) any holder of record or, to the knowledge of Equinox Gold, beneficial owner of ten percent or more of the voting securities of Equinox Gold, or (c) any affiliate or associate of any person described in (a) or (b) of this paragraph, on the other hand.
(hh)	Registration Rights. Except as set out in Schedule 4.1(ff) of the Equinox Gold Disclosure Letter, no Equinox Gold Shareholder has any right to compel Equinox Gold to register or otherwise qualify the Equinox Gold Shares (or any of them), or any other securities of Equinox Gold, for public sale or distribution.
(ii)	Rights of Other Persons. No person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by Equinox Gold or any of its material subsidiaries, or any part thereof.
(jj)	Restrictions on Business Activities. There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Equinox Gold or any of its material subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have an Equinox Gold Material Adverse Effect.

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(kk)	Brokers. Except as disclosed in writing by Equinox Gold to Premier, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Equinox Gold, and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in Schedule 4.1(kk) to the Equinox Gold Disclosure Letter.
(ll)	Insurance. As of the date hereof, Equinox Gold and its material subsidiaries have such policies of insurance as are listed in Schedule 4.1(ll) of the Equinox Gold Disclosure Letter. All insurance maintained by Equinox Gold or any of its material subsidiaries is in full force and effect and in good standing and neither Equinox Gold nor any of its material subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has Equinox Gold or any of its material subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of Equinox Gold or any of its material subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost.
(mm)	Equinox Gold Share Ownership. No Equinox Gold Shareholder (or any two or more Equinox Gold Shareholders acting jointly or in concert) beneficially owns greater than 20% of the issued and outstanding Equinox Gold Shares.
(nn)	United States Securities Laws
(i)	Equinox Gold is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act; and
(ii)	Equinox Gold is not registered or required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended.
(oo)	Investment Canada Act. Equinox Gold is not a Non-Canadian.
(pp)	Issuance of Consideration Shares. The Consideration Shares to be issued will, when issued pursuant to the Arrangement, be duly and validly issued as fully paid and non-assessable common shares in the capital of Equinox Gold. The Replacement Equinox Gold Options to be issued will, when issued pursuant to the Arrangement, be duly and validly created and issued. The Equinox Gold Shares underlying the Replacement Equinox Gold Options will, upon issuance of the Replacement Equinox Gold Options pursuant to the Arrangement, be duly and validly authorized and reserved for issuance and, upon issuance thereof in accordance with the terms of the Equinox Gold Stock Option Plan and receipt by Equinox Gold of the exercise price therefor, such Equinox Gold Shares will be duly and validly issued as fully paid and non-assessable. The Equinox Gold Shares underlying the Premier Warrants will, at the Effective Time, be duly and validly authorized and reserved for issuance and, upon issuance thereof in accordance with the terms of the Premier Warrants and receipt by Equinox Gold of the exercise price therefor, such Equinox Gold Shares will be duly and validly issued as fully paid and non-assessable.
(qq)	Certain Securities Law Matters. The distribution of the securities pursuant to the Arrangement contemplated herein will not be subject to any statutory hold or restricted period under the securities legislation of any province or territory of Canada and, subject to restrictions contained in Section 2.6(3) of National Instrument 45-102 – Resale of Securities of the Canadian Securities Administrators, will be freely tradable within Canada by the holders thereof. In addition, assuming the compliance of Premier with the terms of this Agreement, the distribution of the securities pursuant to the Arrangement contemplated herein shall be exempt from registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof, and the distribution of the securities pursuant to the Arrangement in the United States shall not be subject to resale restrictions in the United States under the U.S. Securities Act (other than as may be prescribed by Rule 144 and Rule 145 under the U.S. Securities Act).

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4.2	Survival of Representations and Warranties

The representations and warranties of Equinox Gold contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 5
COVENANTS

5.1	Covenants of Premier Regarding the Conduct of Business

Premier covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as contemplated, required or permitted by this Agreement or the Plan of Arrangement, required by applicable Laws or any Governmental Entities, as set out in Section 5.1 of the Premier Disclosure Letter or consented to by Equinox Gold in writing (which consent shall not be unreasonably conditioned, withheld or delayed), Premier shall, and shall cause each of its material subsidiaries to, conduct its business in the ordinary course, consistent with past practice in accordance with applicable Laws, and to use its commercially reasonable efforts to maintain and preserve its and its material subsidiaries’ business organization, assets, properties, employees, goodwill and business relationships with customers, suppliers, partners, joint venture partners, Governmental Entities, Aboriginals and other persons with which Premier or any of its material subsidiaries has business relations and to perform and comply in all material respects with all of its obligations under the Material Contracts. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as contemplated, required or permitted by this Agreement or the Plan of Arrangement, required by applicable Law or any Governmental Entities or as set out in Section 5.1 of the Premier Disclosure Letter, Premier shall not, nor shall it permit any of its material subsidiaries to, directly or indirectly, without the prior written consent of Equinox Gold (which consent shall not be unreasonably conditioned, withheld or delayed):

(a)	(i) amend its notice of articles or articles or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Premier or any of its subsidiaries, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Premier Shares owned by any person or the securities of any subsidiary owned by a person other than Premier, other than, in the case of any subsidiary wholly-owned by Premier, any dividends payable to Premier or any other wholly-owned subsidiary of Premier; (iii) issue, grant, deliver, sell, pledge or otherwise encumber or agree to issue, grant, deliver, sell, pledge or otherwise encumber, any Premier DSUs, Premier RSUs, Premier Warrants, Premier Shares or shares of its subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Premier or its subsidiaries, other than: (A) the issuance of Premier Shares pursuant to the terms of the outstanding Premier Options, Premier DSUs, Premier RSUs, and Premier Warrants, (B) transactions in the ordinary course of business and consistent with past practices between two or more Premier wholly-owned subsidiaries or between Premier and a Premier wholly-owned subsidiary, (C) as required under applicable Law or existing Material Contracts set forth in Schedule 3.1(w) of the Premier Disclosure Letter, (D) in connection with any Pre-Arrangement Transaction, or (E) by SpinCo of its securities pursuant to the Premier Contribution Agreement or in connection with a Permitted Financing; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Premier or any of its subsidiaries; (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Premier or any of its material subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS; or (viii) enter into any agreement with respect to any of the foregoing;

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(b)	except in the ordinary course of business consistent with past practice, in connection with the transfer of the Premier USA Ownership Interests pursuant to the Premier Contribution Agreement, or as set out in Schedule 5.1(b) of the Premier Disclosure Letter: (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Premier or any of its subsidiaries; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $1 million in the case of Premier and its subsidiaries (other than SpinCo and provided that any purchase price to be paid in respect of such acquisition shall not be in Premier Shares or any securities of Premier), and other than for an amount greater than $500,000 in the case of SpinCo (provided that any purchase price to be paid in respect of such acquisition shall not be in Premier Shares or any securities of Premier) and pursuant to a Permitted Purchase (provided that SpinCo shall cause the purchase price to be paid in respect of the Permitted Purchase in the form of either SpinCo Shares, SpinCo Warrants or cash held by SpinCo) or if such acquisition would reasonably be expected to impede, prevent or delay the consummation of the transactions contemplated by this Agreement, except as set out in Schedule 5.1(b) of the Premier Disclosure Letter; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, except in connection with a Permitted Purchase and as set out in Schedule 5.1(b) of the Premier Disclosure Letter; (iv) pay, discharge or satisfy any material liabilities or obligations; (v) waive, release, grant or transfer any rights of material value; (vi) enter into new commitments of a capital expenditure nature individually or in aggregate in excess of $2.5 million or incur expenditures on exploration activities individually or in the aggregate in excess of $2.5 million (provided that no such expenditures shall be permitted in respect of SpinCo) except in accordance with current approved or draft budgets of Premier and its subsidiaries that have been disclosed in writing to Equinox Gold prior to the date herein and which are included in Schedule 5.1(b) of the Premier Disclosure Letter, and in the case of SpinCo pursuant to a Permitted Purchase or cash call obligations pursuant to the South Arturo joint venture with Nevada Gold Mines (provided that SpinCo shall cause the purchase price to be paid in respect of the Permitted Purchase in the form of either SpinCo Shares, SpinCo Warrants or cash held by SpinCo), (vii) make any loans, advances or capital contributions to, or investments in, any other person, other than Premier or any of its subsidiaries (other than SpinCo), in an amount on a per transaction or series of related transactions basis in excess of $1 million individually (except Premier shall be permitted to advance monies to SpinCo pursuant to a Permitted Purchase, provided that any such monies are repaid to Premier, or cash call obligations in the ordinary course of business pursuant to the South Arturo joint venture with Nevada Gold Mines, all as set out in Schedule 5.1(b) of the Premier Disclosure Letter); or (viii) authorize or propose any of the foregoing, or enter into any agreement to do any of the foregoing;

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(c)	other than as is necessary to comply with applicable Laws or Contracts, or in accordance with the Premier Benefit Plans: (i) grant to any officer, employee or director of Premier or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, employee, or director of Premier or any of its subsidiaries; (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with any officer, employee or director of Premier or any of its subsidiaries; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Premier Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of Premier or any of its subsidiaries; (v) increase bonus levels or other benefits payable to any director, officer or employee of Premier or any of its subsidiaries; or (vi) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement; or (vii) provide for accelerated vesting, removal of restrictions on exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time;
(d)	reorganize, amalgamate or merge Premier or any subsidiary of Premier, other than pursuant to (i) a Pre-Arrangement Transaction, or (ii) a reorganization, amalgamation or merger solely between or among (A) Premier and any of its wholly-owned subsidiaries that are member of the Premier Group, (B) two or more wholly-owned subsidiaries of Premier that are members of the Premier Group, or (C) two or more members of the SpinCo Group;
(e)	settle, pay, discharge, satisfy, compromise, waive, assign or release, in an amount greater than $1 million (provided that no such action shall be permitted in respect of SpinCo except as contemplated by any Pre-Arrangement Transaction), (i) any material action, Claim or proceeding brought against Premier and/or any of its subsidiaries; or (ii) any action, Claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;
(f)	enter into any agreement or arrangement that limits or otherwise restricts in any respect Premier or any of its subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any respect Premier or any of its subsidiaries from competing in any manner;
(g)	waive, release or assign any material rights, claims or benefits of Premier or any of its subsidiaries;
(h)	other than in the ordinary course of business consistent with past practice: (i) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; (ii) modify, amend in any material respect, transfer or terminate any Material Contract, or (iii) waive, release or assign any material rights or claims thereto or thereunder;

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(i)	other than in the ordinary course of business consistent with past practice or the Permitted Purchase:
(i)	assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any person; or
(ii)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;
(j)	enter into or amend any Contract with any broker, finder or investment banker;
(k)	prepay any long-term indebtedness before its scheduled maturity or create, incur, assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money or guarantees thereof in an amount, on a per transaction or series of related transactions basis, in excess of $1 million (provided that no such actions shall be permitted in respect of SpinCo) other than indebtedness owing by one of Premier’s subsidiaries (other than SpinCo) to Premier or by Premier to one of its subsidiaries (other than SpinCo);
(l)	change any method of Tax accounting, make or change any material Tax election, file any materially amended Return, settle or compromise any Tax liability in excess of $1 million, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund;
(m)	license or transfer any Intellectual Property or exclusive rights in or in respect thereto that is material to Premier and its subsidiaries;
(n)	take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits or any material Authorizations of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for Authorizations or Permits;
(o)	in respect of the Premier Properties, waive, release or let lapse any material right or value or amend, modify or change, or agree to amend, modify or change, in any material respect any Authorization;
(p)	in respect of mineral rights, let lapse or allow to expire any rights or licenses pertaining thereto, and shall otherwise maintain all mineral rights in good standing;
(q)	commence, waive, release, assign, settle or compromise any Claims, dissent rights, litigation, proceedings, or governmental investigations in excess of $1 million individually or which would reasonably be expected to (i) impede, prevent or delay the consummation of the transactions contemplated by this Agreement or (ii) have a Premier Material Adverse Effect;
(r)	take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Premier to consummate the Arrangement or the other transactions contemplated by this Agreement other than in connection with a Pre-Arrangement Transaction; or

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(s)	agree, resolve or commit to do any of the foregoing.

Premier shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Premier or any of its subsidiaries (other than SpinCo), including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 7.5, none of Premier or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

Premier shall keep Equinox Gold fully informed as to all material decisions or actions required to be made with respect to the operations of the business of Premier. Premier shall promptly notify Equinox Gold in writing of any circumstance or development that, to the knowledge of Premier, is or could reasonably be expected to constitute a Premier Material Adverse Effect.

Prior to the Effective Time, Premier will: (i) exercise, consistent with the terms of this Agreement, complete control and supervision over its business and operations; (ii) keep Equinox Gold fully informed as to the status of the Permitted Contribution and any Pre-Arrangement Transaction and not implement the Permitted Contribution and any Pre-Arrangement Transaction without the written consent of Equinox Gold (which consent shall not be unreasonably withheld, conditioned or delayed); and (iii) unless otherwise agreed to by Premier and Equinox Gold, implement any Pre-Acquisition Reorganization prior to the Effective Time. Nothing in this Agreement, including any of the restrictions set forth herein, will be interpreted in such a way as to place any Party in violation of Law.

5.2	Covenants of Equinox Gold Regarding the Conduct of Business

Equinox Gold covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as contemplated, required or permitted by this Agreement or the Plan of Arrangement, required by applicable Laws or any Governmental Entities, as set out in Schedule 5.2 of the Equinox Gold Disclosure Letter or consented to by Premier in writing (which consent shall not be unreasonably conditioned, withheld or delayed), Equinox Gold shall, and shall cause each of its material subsidiaries to, conduct its business in the ordinary course, consistent with past practice. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as contemplated, required or permitted by this Agreement or the Plan of Arrangement, required by applicable Laws or any Governmental Entities or as set out in Schedule 5.2 of the Equinox Gold Disclosure Letter, Equinox Gold shall not, nor shall it permit any of its material subsidiaries to, directly or indirectly, without the prior written consent of Premier (which consent shall not be unreasonably withheld or delayed):

(a)	amend either:
(i)	its constating documents; or

(ii)       terms of the Equinox Gold Shares,

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in a manner that could have an adverse impact on the market price or value of the Consideration Shares to be issued to the Premier Shareholders pursuant to the Arrangement;

(b)	split, combine or reclassify any of the Equinox Gold Shares;
(c)	other than in accordance with past practices, declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Equinox Gold Shares;
(d)	reorganize, amalgamate, combine or merge Equinox Gold with any other person; or
(e)	adopt a plan of liquidation or resolutions providing for the liquidation of dissolution of Equinox Gold or any of its material subsidiaries.

Equinox Gold shall keep Premier fully informed as to all material decisions or actions required to be made with respect to the operations of the business of Equinox Gold. Equinox Gold shall promptly notify Premier in writing of any circumstance or development that, to the knowledge of Equinox Gold, is or could reasonably be expected to constitute an Equinox Gold Material Adverse Effect.

5.3	Covenants of Premier Relating to the Arrangement

Premier shall, and shall cause its subsidiaries to, perform all obligations required to be performed by Premier or any of its subsidiaries under this Agreement, co-operate with Equinox Gold in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Premier shall and, where applicable, shall cause its subsidiaries to:

(a)	apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Premier or any of its material subsidiaries and Premier shall file as soon as reasonably practicable with all applicable Governmental Entities all notices, applications, submissions or other documents or information required to obtain the Key Regulatory Approvals, and, without limiting the foregoing, Premier shall use its commercially reasonable efforts to satisfy, as soon as reasonably possible, any requests for information and documentation received from any Governmental Entity in connection with such approvals, and, in doing so, keep Equinox Gold reasonably informed as to the status of the proceedings related to obtaining such approvals, including providing Equinox Gold with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Equinox Gold’s outside counsel on an “external counsel” basis), in order for Equinox Gold to provide its comments thereon, which shall be given due and reasonable consideration;
(b)	use its commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Material Contracts, and all Key Third Party Consents relating to Premier and keep Equinox Gold reasonably informed as to the status of proceedings relating to obtaining all Key Third Party Consents;
(c)	defend all lawsuits or other legal, regulatory or other proceedings against Premier challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

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(d)	until the earlier of the Effective Time and termination of this Agreement, Premier shall, subject to applicable Law, make available and cause to be made available to Equinox Gold, and the agents and advisors thereto, information reasonably requested by Equinox Gold for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Equinox Gold and Premier following the Effective Date and confirming the representations and warranties of Premier set out in this Agreement;
(e)	until the earlier of the Effective Time and termination of this Agreement, Premier shall give Equinox Gold access to the senior executive employees and properties of Premier and its subsidiaries as Equinox Gold may reasonably require for the purpose of facilitating integration business planning and strategic plans of Equinox Gold for Premier and its subsidiaries;
(f)	use commercially reasonable efforts to facilitate discussions among Equinox Gold and any other third parties with whom Premier or a subsidiary has commercial relations as may be reasonably requested by Equinox Gold;
(g)	use commercially reasonable efforts to assist in effecting the resignations of each member of the Premier Board and the board of directors of each of Premier’s subsidiaries (except any member of the SpinCo Group), in each case to the extent requested by Equinox Gold, and causing them to be replaced by persons nominated by Equinox Gold effective as of the Effective Time;
(h)	comply with the terms and conditions of the Loan Facility and the General Security Agreement and not be or deemed to be in default or breach of any of Premier’s or its subsidiaries’ obligations or covenants under the Loan Facility and the General Security Agreement or take any action or fail to take any action which action or failure to act would result in the default or breach of any of Premier’s or its subsidiaries’ obligations or covenants under the Loan Facility and the General Security Agreement;
(i)	at or prior to the Effective Time, use its reasonable commercial efforts to complete the Permitted Financing to the satisfaction of Equinox Gold, acting reasonably;
(j)	promptly notify Equinox Gold in writing of:
(i)	any notice or other communication from any person (other than Governmental Entities in connection with the Key Regulatory Approvals) alleging that the consent of, or notice to, such person (or another person) is or may be required in connection with this Agreement or the Arrangement;
(ii)	any filings, actions, suits, Claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving Premier or any of its subsidiaries, or that relate to this Agreement or the Arrangement other than in connection with obtaining the Key Regulatory Approvals;
(iii)	any notice or other written communication from any material joint venture partner, contractor, consultant, union, supplier, customer, distributor, lessor, landlord, creditor or other person with whom Premier or any of its subsidiaries has a material business relationship to the effect that such joint venture partner, contractor, consultant, union, supplier, customer, distributor, lessor, landlord, creditor, surety or other person is terminating, may terminate or is otherwise materially adversely modifying or may materially adversely modify its relationship with Premier or any of its subsidiaries as a result of this Agreement or the transactions contemplated hereby or the taking by any such joint venture partner, contractor, consultant, union, supplier, customer, distributor, lessor, landlord, creditor, surety or other person of any action which may have a Premier Material Adverse Effect;

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(iv)	any notice or other communication from any joint venture partner, or Governmental Entity relating to this Agreement or the transactions contemplated under this Agreement; or
(v)	to the extent permitted by, and in full compliance with, Law, any notice, whistleblower complaint, other communication received by Premier, its subsidiaries or their respective representatives from any person alleging that Premier or any of its subsidiaries or their respective representatives has: (i) violated or is violating any provision of Canada’s Corruption of Foreign Public Officials Act, the United States’ Foreign Corrupt Practices Act or any applicable Law of similar effect (collectively, “Applicable Anti-Corruption Laws”); (ii) made or authorized any contribution, payment or promise to make payment of any money, gift, loan, reward, advantage or benefit of any kind, directly or indirectly, to or for the benefit of a government official to influence any act or omission of any government official or Governmental Entity; (iii) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (iv) used or is using any corporate funds for any direct or indirect illegal payments to any government officials; (v) established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; (vi) made, offered to pay, promised to pay or authorized any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature; (vii) been or is subject to any investigation by any governmental authority or regulatory agency regarding any actual, alleged or potential violation of, or failure to comply with, Applicable Anti-Corruption Laws; (viii) failed to maintain internal controls or books, records or accounts in accordance with Applicable Anti-Corruption Laws; or (ix) failed, in any material respect, to adhere to the requirements of Premier or any of its subsidiaries’ anti-corruption compliance program;
(k)	as soon as reasonably practicable following the date of this Agreement, cause SpinCo to apply for the listing of the SpinCo Shares on TSX (or, to the extent the SpinCo Shares do not qualify for listing on the TSX, to apply for the listing of the SpinCo Shares on the TSXV);
(l)	prior to the Effective Time, SpinCo shall take all such steps as may be required to cause it to be exempt under Rule 16b-3 promulgated under the Exchange Act with respect to any acquisitions of SpinCo Shares (including derivative securities with respect to such shares) that are treated as acquisitions under such rule and result from the transactions contemplated by this Agreement by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the U.S. Exchange Act with respect to SpinCo immediately after the Effective Time;
(m)	use commercially reasonable efforts to obtain from the lenders under the Investec Credit Agreement (i) the consent required to proceed with the transactions contemplated by this Agreement, the Plan of Arrangement and the SpinCo Transactions, including any amendments to the Investec Credit Agreement and the Credit Documents (as defined therein); and (ii) releases of SpinCo, its subsidiaries and their respective assets from all security, obligations, liabilities, requirements or conditions of the Investec Credit Agreement, to the satisfaction of Premier, acting reasonably;

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(n)	use commercially reasonable efforts to obtain from the lenders under the Nomad Gold Prepay Agreement (i) the consent required to proceed with the transactions contemplated by this Agreement, the Plan of Arrangement and the SpinCo Transactions, including any amendments to the Nomad Gold Prepay Agreement and the Loan Documents (as defined therein); and (ii) releases of SpinCo, its subsidiaries and their respective assets from all security, obligations, liabilities, requirements or conditions of the Nomad Gold Prepay Agreement, to the satisfaction of Premier, acting reasonably;
(o)	use commercially reasonable efforts to obtain from the purchasers under the Nomad Stream Agreement (i) the consent required to proceed with the transactions contemplated by this Agreement, the Plan of Arrangement and the SpinCo Transactions, including any amendments to the Nomad Stream Agreement and the Stream Documents (as defined therein); and (ii) releases of SpinCo, its subsidiaries and their respective assets from all obligations, liabilities, requirements or conditions of the Nomad Stream Agreement, to the satisfaction of Premier, acting reasonably;
(p)	use commercially reasonable efforts to obtain from the purchasers under the Orion Offtake Agreement (i) the consent required to proceed with the SpinCo Transactions, including any amendments to the Orion Offtake Agreement; and (ii) releases of SpinCo, its subsidiaries and their respective assets from all obligations, liabilities, requirements or conditions of the Orion Offtake Agreement, to the satisfaction of Premier, acting reasonably; and
(q)	Premier and SpinCo shall enter into the Premier Contribution Agreement prior to the Effective Date, and Premier shall assign the Premier USA Ownership Interests to SpinCo and SpinCo shall issue the SpinCo Consideration Shares to Premier pursuant to the Premier Contribution Agreement prior to the Effective Time.
5.4	Covenants of Equinox Gold Relating to the Arrangement

Equinox Gold shall, and shall cause its subsidiaries to, perform all obligations required to be performed by Equinox Gold or any of its subsidiaries under this Agreement, co-operate with Premier in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Equinox Gold shall and, where applicable, shall cause its subsidiaries to:

(a)	apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Equinox Gold or any of its subsidiaries and Equinox Gold shall file as soon as reasonably practicable with all applicable Governmental Entities all notices, applications, submissions or other documents or information required for such approvals, and, without limiting the foregoing, Equinox Gold shall use its commercially reasonable efforts to satisfy, as soon as reasonably possible, any requests for information and documentation received from any Governmental Entity in connection with such approvals, and, in doing so, keep Premier reasonably informed as to the status of the proceedings related to obtaining such approvals, including providing Premier with copies of all related applications and notifications in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Premier’s outside counsel on an “external counsel” basis), in order for Premier to provide its reasonable comments thereon;
(b)	subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, deliver the aggregate Consideration Shares to be issued to the Premier Shareholders pursuant to the Arrangement to the Depositary in accordance with Section 2.7(a) and cause such Consideration Shares to be issued to the Premier Shareholders in accordance with and at the time provided in the Plan of Arrangement;

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(c)	defend all lawsuits or other legal, regulatory or other proceedings against Equinox Gold challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;
(d)	ensure that, with effect as and from the Effective Time, the Equinox Board will include the Premier Nominee Director provided that such nominee has provided consent to act as director on the Equinox Gold Board upon the Effective Time, meets the qualification requirements to serve as a director under the rules and policies of the TSX and the NYSE American and shall be eligible under the BCBCA to serve as a director;
(e)	use its commercially reasonable efforts to obtain, as soon as practicable following execution of this Agreement, all third-party consents, approvals and notices required under any of the Material Contracts, and all Key Third Party Consents set out in the Equinox Gold Disclosure Letter;
(f)	shall subscribe for 30% of the aggregate amount of the Permitted Financing (up to a maximum of US$22.5 million) on such terms and conditions as all other subscribers under the Permitted Financing shall have agreed to;
(g)	shall provide to SpinCo access to the relevant business records and other documents of Equinox Gold as may be reasonably required in connection with the preparation of any tax returns or financial statements of SpinCo relating to any period of time prior to the Effective Time; and
(h)	not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Equinox Gold to consummate the Arrangement or the other transactions contemplated by this Agreement.
5.5	Mutual Covenants

Each of the Principal Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its commercially reasonable efforts to: (i) obtain all Key Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Arrangement; (iv) co-operate with the other Parties in connection with the performance by it and its subsidiaries of their obligations hereunder; in addition, subject to the terms and conditions of this Agreement, none of the Parties shall knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby; and (v) the Parties shall exchange such information that a Party reasonably requests for the purposes of determining whether any filing or notices to a Governmental Entity under any competition or anti-trust laws outside of Canada must be submitted in connection with the transactions contemplated by this Agreement;

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(b)	it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the making or completion of the Arrangement except as permitted by this Agreement; and
(c)	use its commercially reasonable efforts to enter into (i) the SpinCo Support Agreement; and (ii) the SpinCo Transition Services Agreement.
5.6	Pre-Arrangement Transactions

The Parties shall use reasonable commercial efforts to cause the following transactions or events (the "Pre-Arrangement Transactions") to occur prior to the Effective Time:

(a)	Premier and SpinCo shall cause the net indebtedness owing by Premier USA to Premier (or such portion thereof as may be agreed to by Premier and Premier USA, each acting reasonably) to be converted into Premier USA Shares prior to the assignment of the Premier USA Ownership Interest by Premier to SpinCo pursuant to the Premier Contribution Agreement;
(b)	Premier shall effect such reorganization of its business, operations, subsidiaries and assets or such other transactions (each, a “Pre-Acquisition Reorganization”) as Equinox Gold may reasonably request and with the agreement of Premier, each acting reasonably, prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that Premier need not effect a Pre-Acquisition Reorganization which in the opinion of Premier, acting reasonably: (i) would require Premier to obtain the prior approval of the Premier Shareholders; (iii) could disrupt the business of Premier or its subsidiaries; or (iii) could impede or delay the consummation of the Arrangement. Without limiting the foregoing and other than as set forth in clause (i) above, Premier shall use its commercially reasonable efforts to obtain all necessary consents, approvals or waivers from any persons to effect each Pre-Acquisition Reorganization, and Premier shall cooperate with Equinox Gold in structuring, planning and implementing any such Pre-Acquisition Reorganization. Equinox Gold shall provide written notice to Premier of any proposed Pre-Acquisition Reorganization at least ten (10) Business Days prior to the date of the Premier Meeting. In addition:
(A)	if the Arrangement is not completed (other than due to a breach of this Agreement by Premier), Equinox Gold shall indemnify and save harmless Premier and its subsidiaries (including SpinCo) and their respective officers, directors, employees, agents, advisors and representatives from and against any and all liabilities, Losses (other than lost profits), damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization;
(B)	any Pre-Acquisition Reorganization shall not become effective unless Equinox Gold shall have waived or confirmed in writing the satisfaction of all conditions in its favour in Section 6.1 and Section 6.2 and shall have confirmed in writing that it is prepared to promptly without condition (other than the satisfaction of the condition contemplated by Section 6.2(a) as it relates to the Pre-Acquisition Reorganization) proceed to effect the Arrangement;

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(C)	any Pre-Acquisition Reorganization shall not unreasonably interfere with the operations of Premier or any of its subsidiaries prior to the Effective Time and shall not be prejudicial to Premier or its securityholders;
(D)	any Pre-Acquisition Reorganization shall be able to be unwound in the event the Arrangement is not consummated without adversely affecting Premier or any of its subsidiaries in any material manner;
(E)	unless the Parties otherwise agree, any Pre-Acquisition Reorganization shall not require any filings with, notifications to or approvals of any Governmental Entity or third party;
(F)	any Pre-Acquisition Reorganization shall not require Premier or any subsidiary to contravene any applicable Laws, their respective organizational documents or any Contract; and
(G)	Premier and its subsidiaries shall not be obligated to take any action that could result in any Taxes being imposed on, or any adverse Tax or other consequences to, any securityholder of Premier incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization.

Equinox Gold acknowledges and agrees that the planning for and implementation of any Pre-Arrangement Transaction shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of Premier hereunder has been breached. Equinox Gold and Premier shall work cooperatively and use reasonable commercial efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. For greater certainty, Premier shall not be liable for the failure of Equinox Gold to benefit from any anticipated tax efficiency as a result of a Pre-Arrangement Transaction.

5.7	Employment Agreements

Following the approval of the Arrangement Resolution, Equinox Gold shall cause Premier to honour such obligations, if any, under Premier’s and its subsidiaries’ existing employment agreements including, without limitation, by paying to the individuals party to such agreements, in each case, such amounts as are payable in respect of severance, change of control or other amounts, in accordance with such agreements.

Article 6
CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, at or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual written consent of the Parties:

(a)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Premier or Equinox Gold, each acting reasonably, on appeal or otherwise;
(b)	the Premier Securityholder Approval shall have been obtained at the Premier Meeting in accordance with the Interim Order;

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(c)	there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, against Equinox Gold or Premier which shall prevent the consummation of the Arrangement;
(d)	the Key Regulatory Approvals shall have been obtained;
(e)	the distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces and territories of Canada or by virtue of applicable exemptions under Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102 – Resale of Securities of the Canadian Securities Administrators);
(f)	Premier shall have obtained from the lenders under the Investec Credit Agreement (i) the consent required to proceed with the transactions contemplated by this Agreement, the Plan of Arrangement and the SpinCo Transactions, including any amendments to the Investec Credit Agreement and the Credit Documents (as defined therein); and (ii) releases of SpinCo, its subsidiaries and their respective assets from all security, obligations, liabilities, requirements or conditions of the Investec Credit Agreement, to the satisfaction of Premier, acting reasonably;
(g)	Premier shall have obtained from the lenders under the Nomad Gold Prepay Agreement (i) the consent required to proceed with the transactions contemplated by this Agreement, the Plan of Arrangement and the SpinCo Transactions, including any amendments to the Nomad Gold Prepay Agreement and the Loan Documents (as defined therein); and (ii) releases of SpinCo, its subsidiaries and their respective assets from all security, obligations, liabilities, requirements or conditions of the Nomad Gold Prepay Agreement, to the satisfaction of Premier, acting reasonably;
(h)	Premier shall have obtained from the purchasers under the Nomad Stream Agreement (i) the consent required to proceed with the transactions contemplated by this Agreement, the Plan of Arrangement and the SpinCo Transactions, including any amendments to the Nomad Stream Agreement and the Stream Documents (as defined therein); and (ii) releases of SpinCo, its subsidiaries and their respective assets from all obligations, liabilities, requirements or conditions of the Nomad Stream Agreement, to the satisfaction of Premier, acting reasonably;
(i)	Premier shall have obtained from the purchasers under the Orion Offtake Agreement (i) the consent required to proceed with the SpinCo Transactions, including any amendments to the Orion Offtake Agreement; and (ii) releases of SpinCo, its subsidiaries and their respective assets from all obligations, liabilities, requirements or conditions of the Orion Offtake Agreement, to the satisfaction of Premier, acting reasonably; and
(j)	this Agreement shall not have been terminated in accordance with its terms.
6.2	Additional Conditions Precedent to the Obligations of Equinox Gold

The obligations of Equinox Gold to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Equinox Gold and may be waived by Equinox Gold):

(a)	all covenants of Premier under this Agreement to be performed on or before the Effective Time which have not been waived by Equinox Gold shall have been duly performed by Premier in all material respects, and Equinox Gold shall have received a certificate of Premier addressed to Equinox Gold and dated the Effective Date, signed on behalf of Premier by two executive officers of Premier (on Premier’s behalf and without personal liability), confirming the same as at the Effective Date;

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(b)	(i) all representations and warranties of Premier set forth in this Agreement that are qualified by the expression “Premier Material Adverse Effect” shall be true and correct in all respects, as though made as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); (ii) the representations and warranties of Premier set forth in Section 3.1(c), Section 3.1(d), Section 3.1(e)(3) and Section 3.1(pp) shall be true and correct, in all respects, as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), and (iii) all other representations and warranties made by Premier in this Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except for representations and warranties made as of a specified date the accuracy of which shall be determined as of that specified date); and Equinox Gold shall have received a certificate of Premier addressed to Equinox Gold and dated the Effective Date, signed on behalf of Premier by two executive officers of Premier (on Premier’s behalf and without personal liability), confirming the same as at the Effective Date;
(c)	the Key Third Party Consents shall have been obtained;
(d)	since the date of this Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or could reasonably be expected to have a Premier Material Adverse Effect;
(e)	there is no legal action or proceeding (whether, for greater certainty, by a Governmental Entity or any other person) pending or threatened that is reasonably likely to:
(i)	restrain, enjoin or otherwise prohibit consummation of the Arrangement;
(ii)	restrain, enjoin, prohibit, or impose any material limitations or conditions on, the ownership or operation by Equinox Gold of any material portion of the business or assets of Premier and its subsidiaries or, except as a consequence of the Key Regulatory Approvals, compel Equinox Gold to dispose of or hold separate any material portion of the business or assets of Premier and its subsidiaries as a result of the Arrangement; or
(iii)	materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Premier Material Adverse Effect;
(f)	holders of no more than 5% of the Premier Shares shall have exercised Dissent Rights;
(g)	Premier and its subsidiaries are in compliance with the terms and conditions of the Loan Facility (to the extent applicable) and the General Security Agreement in all material respects, and there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate would be or deemed to be an event of default or breach of any of Premier’s and its subsidiaries’ material obligations or covenants under the Loan Facility and (to the extent applicable) the General Security Agreement; and

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(h)	except as disclosed in Schedule 6.2(h) of the Premier Disclosure Letter, any Claim with respect to Centerra Gold Inc. shall be resolved and no Losses shall be incurred by Premier or any of its subsidiaries as a result of such Claim.

The foregoing conditions will be for the sole benefit of Equinox Gold and may be waived by it in whole or in part at any time.

6.3	Additional Conditions Precedent to the Obligations of Premier

The obligations of Premier to complete the transactions contemplated by this Agreement, shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Premier and may be waived by Premier):

(a)	all covenants of Equinox Gold under this Agreement to be performed on or before the Effective Time which have not been waived by Premier shall have been duly performed by Equinox Gold in all material respects, and Premier shall have received a certificate of Equinox Gold, addressed to Premier and dated the Effective Date, signed on behalf of Equinox Gold by two executive officers of Equinox Gold (on Equinox Gold’s behalf and without personal liability), confirming the same as of the Effective Date;
(b)	all representations and warranties of Equinox Gold set forth in this Agreement shall be true and correct in all respects, as though made as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to prevent or materially impede or delay the completion of the Arrangement (and, for this purpose, any reference to “material” or other concepts of materiality in such representations and warranties shall be ignored), and Premier shall have received a certificate of Equinox Gold, addressed to Premier and dated the Effective Time, signed on behalf of Equinox Gold by two executive officers of Equinox Gold (on Equinox Gold’s behalf and without personal liability), confirming the same as at the Effective Date;
(c)	Equinox Gold shall have complied with its obligations under Section 2.7 and the Depositary shall have confirmed receipt of the Consideration Shares contemplated thereby;
(d)	the Equinox Board shall include the Premier Nominee Director with effect as and from the Effective Time; and
(e)	since the date of this Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or could reasonably be expected to have an Equinox Gold Material Adverse Effect.

The foregoing conditions will be for the sole benefit of Premier and may be waived by it in whole or in part at any time.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

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Article 7
ADDITIONAL AGREEMENTS

7.1	Notice and Cure Provisions
(a)	Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:
(i)	cause any of the representations or warranties of any Principal Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or
(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.
(b)	Equinox Gold may not exercise its rights to terminate this Agreement pursuant to Section 8.2(a)(iii)(3) and Premier may not exercise its right to terminate this Agreement pursuant to Section 8.2(a)(iv)(3) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the earlier of (a) the Outside Date, and (b) the expiration of a period of fifteen (15) Business Days from such notice and then only if such matter has not been cured by such date. If such notice has been delivered prior to the making of the application for the Final Order, such application and such filing shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein without a Premier Material Adverse Effect or Equinox Gold Material Adverse Effect, as applicable, this Agreement may not be terminated as a result of the cured breach.
7.2	Non-Solicitation
(a)	Except as expressly provided in this Section 7.2, neither Premier nor any of its subsidiaries shall, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of Premier or any of its subsidiaries (collectively, the “Representatives”): (i) make, solicit, assist, initiate, facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal; (ii) enter into or otherwise engage or participate, directly or indirectly, in any discussions or negotiations with any person (other than Equinox Gold or any of its affiliates) regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in, any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, provided, however, that Premier may advise any person of the restrictions of this Agreement, communicate with any person solely for the purpose of clarifying the terms of any inquiry, proposal or offer made by such person and advise any person making an Acquisition Proposal that the Premier Board has determined that such Acquisition Proposal does not constitute a Superior Proposal; (iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five (5) Business Days following the formal announcement of such Acquisition Proposal shall not be considered to be in violation of this Section 7.2(a) provided the Premier Board has rejected such Acquisition Proposal and affirmed the Premier Board recommendation before the end of such five (5) Business Days); (iv) accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal, or requiring it to abandon, terminate or fail to consummate the Arrangement, or providing for the payment of any break, termination or other fees or expenses to any person in relation to an Acquisition Proposal; (v) make a Change in Recommendation; or (vi) make any public announcement or take any other action inconsistent with the recommendation of the Premier Board to approve the Arrangement.

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(b)	Premier shall, and shall cause its subsidiaries and Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons (other than Equinox Gold) conducted heretofore by it, its subsidiaries or any Representatives with respect to any offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, and, in connection therewith, Premier will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and within three (3) Business Days request, to the extent that it is entitled to do so (and exercise all rights it has to require), the return or destruction of all confidential information regarding Premier and its subsidiaries previously provided to any such person (excluding banks and service providers retained by Premier to provide services to Premier) within the two (2) years prior to the date of this Agreement. Premier agrees that neither it nor any of its subsidiaries shall terminate, waive, amend or modify any confidentiality, standstill or similar agreement, restriction or covenant to which it or any of its subsidiaries is a party or beneficiary (it being acknowledged and agreed that the automatic termination or release of any standstill provisions of any such agreement as the result of the entering into and announcement of this Agreement, pursuant to the express terms of any such agreement, shall not be a violation of this Section 7.2(b)) and Premier undertakes to use all commercially reasonable efforts to enforce all standstill, non-disclosure, non-disturbance, non-solicitation, use and similar agreements, covenants and restrictions that it or any of its subsidiaries are the beneficiaries of or have entered into prior to the date hereof.
(c)	Since December 31, 2019, Premier represents and warrants that neither it nor any of its subsidiaries has waived any confidentiality, standstill, use or similar agreement, restriction or covenant to which Premier or any of its subsidiaries is a party.
(d)	Premier shall advise its subsidiaries and their respective representative of the prohibitions set out in this Section 7.2 and any violation of the restrictions set forth in this Section 7.2 by Premier, its subsidiaries or their respective representatives is deemed to be a breach of this Section 7.2 by Premier.
(e)	In the event Premier or any of its subsidiaries or any of their respective representatives receives, or otherwise becomes aware of, any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to Premier or any subsidiary, including access to any data room and any other access to confidential information, properties, facilities, books and records of Premier or of any of its subsidiaries, it shall promptly notify Equinox Gold, at first orally and then in writing within 24 hours of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, a copy of the Acquisition Proposal, the identity of all persons making the Acquisition Proposal, inquiry, proposal, offer or request and shall provide Equinox Gold with copies of all material documents or information received in respect of, from or on behalf of any such person. Premier shall thereafter keep Equinox Gold fully informed on an ongoing basis of the status of developments and, to the extent permitted by Section 7.2(f), negotiations with respect to any Acquisition Proposal or any inquiry, proposal, offer or request which would reasonably be expected to lead to an Acquisition Proposal, including any material changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

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(f)	If, at any time prior to the approval of the Arrangement Resolution, Premier receives a bona fide written Acquisition Proposal, Premier and its Representatives may engage in or participate in discussions or negotiations with such person and its Representatives regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of Premier or its subsidiaries, if and only if:
(i)	the Premier Board first determines in good faith, after consultation with its financial advisors and its legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to or result in a Superior Proposal;
(ii)	such person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill or similar restriction with Premier or any of its Subsidiaries;
(iii)	Premier has been, and continues to be, in material compliance with its obligations under this Section 7.2;
(iv)	prior to providing any such copies, access or disclosure, (i) Premier enters into a customary confidentiality and standstill agreement with such person, (ii) Premier provides Equinox Gold with a true, complete and final executed copy of such confidentiality agreement, and (iii) any such copies, access or disclosure provided to such person shall have already been (or shall simultaneously be) provided to Equinox Gold.
(g)	Nothing contained in this Agreement shall prohibit the Premier Board or Premier from: (a) responding through a directors’ circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal; or (b) making any disclosure to shareholders with respect to an Acquisition Proposal prior to the Effective Time if: (i) in the good faith judgment of the Premier Board, after consultation with outside legal advisors, failure to make such disclosure would be inconsistent with its fiduciary duties under applicable Law, (ii) Premier provides Equinox Gold and its legal counsel with a reasonable opportunity to review and comment on the form and content of any such disclosure, including but not limited to the directors’ circular or otherwise, and (iii) Premier considers all reasonable amendments to such disclosure as requested by Equinox Gold and its legal counsel, acting reasonably. Nothing contained in this agreement shall prohibit Premier or the board from calling and/or holding a shareholder meeting requisitioned by shareholders in accordance with the OBCA or complying with any order of a governmental entity that was not solicited, supported or encouraged by the corporation or any of its representatives.

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(h)	If Premier receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution, the Premier Board may make a Change in Recommendation or may cause Premier to terminate this Agreement and enter into a definitive agreement with respect to such Superior Proposal, if and only if:
(i)	the person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill or similar restriction;
(ii)	Premier has been, and continues to be, in material compliance with its obligations under this Section 7.2;
(iii)	Premier has delivered to Equinox Gold a written notice of the determination of the Premier Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Premier Board to make a Change in Recommendation or to terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, together with a written notice from the Premier Board regarding the value and financial terms that the Premier Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the “Superior Proposal Notice”);
(iv)	Premier has provided Equinox Gold with a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including any financing documents supplied to Premier in connection therewith;
(v)	at least four (4) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which Equinox Gold received the Superior Proposal Notice and the date on which Equinox Gold received all of the materials set forth in Section 7.2(h)(iv);
(vi)	during any Matching Period, Equinox Gold has had the opportunity (but not the obligation), in accordance with Section 7.2(i), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;
(vii)	after the Matching Period, the Premier Board has determined in good faith, after consultation with its legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (and, if applicable, compared to the terms of the Arrangement as proposed to be amended by Equinox Gold under Section 7.2(h)(vi)) and that failure by the Premier Board to make a Change in Recommendation would be inconsistent with its fiduciary duties; and
(viii)	prior to or concurrently with entering into such definitive agreement Premier terminates this Agreement pursuant to Section 8.2(a)(iv)(1) and pays the Termination Fee pursuant to Section 7.3.
(i)	During the Matching Period (or such longer period as Premier may approve in writing for such purpose): (a) the Premier Board shall review any offer made by Equinox Gold under Section 7.2(h)(vi) to amend the terms of this Agreement and the Arrangement in good faith and in consultation with outside legal and financial advisors in order to determine whether such offer would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) Premier shall negotiate in good faith with Equinox Gold to make such amendments to the terms of this Agreement and the Arrangement as would enable Equinox Gold to proceed with the transactions on such amended terms. If the Premier Board determines that, as a result of any offer made by Equinox Gold under Section 7.2(h)(vi), such Acquisition Proposal would cease to be a Superior Proposal, Premier shall promptly so advise Equinox Gold of such, and Premier and Equinox Gold shall amend this Agreement and the Arrangement to reflect such offer made by Equinox Gold, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

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(j)	Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the securityholders of Premier or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 7.2 and Equinox Gold shall be afforded a new four (4) Business Day Matching Period from the later of the date on which Equinox Gold receives the Superior Proposal Notice and the date on which Equinox Gold receives all of the materials set forth in Section 7.2(h)(iv) with respect to the amended Acquisition Proposal from Premier.
(k)	The Premier Board shall promptly reaffirm its recommendation in favour of this Agreement and proposed Arrangement by press release after any Acquisition Proposal which is publicly announced is determined to not be a Superior Proposal or the Premier Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 7.2(i) would result in an Acquisition Proposal no longer being a Superior Proposal. Premier shall provide Equinox Gold and its legal counsel with a reasonable opportunity to review and comment on the form and content of any such press release and Premier shall make all reasonable amendments to such press release as requested by Equinox Gold and its legal counsel.
(l)	If Premier provides a Superior Proposal Notice to Equinox Gold on a date that is less than three (3) Business Days before the Premier Meeting, Premier shall either proceed with or shall postpone the Premier Meeting, as directed by Equinox Gold, to a date that is not more than three (3) Business Days after the scheduled date of the Premier Meeting, but in any event the Premier Meeting shall not be postponed to a date which would prevent the Effective Date from occurring on or prior to the Outside Date.
7.3	Expenses and Termination Fees
(a)	Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.
(b)	If a Termination Fee Event occurs: (i) Premier shall pay Equinox Gold (by wire transfer of immediately available funds) the Termination Fee; (ii) the outstanding balance of the Loan Facility shall become immediately due and payable to Equinox Gold and Premier shall pay the entirety of the outstanding balance to Equinox Gold (by wire transfer of immediately available funds); (iii) Equinox Gold may enforce or seek any and all of its rights, interests and remedies under the General Security Agreement and the Loan Facility in accordance with the terms of the General Security Agreement and the Loan Facility; and (iv) Premier shall pay to Equinox Gold (by wire transfer of immediately available funds) interest equal to 10% per annum on the outstanding balance of the Loan Facility.
(c)	For the purposes of this Agreement, “Termination Fee” means $35 million.

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(d)	For the purposes of this Agreement, “Termination Fee Event” means the termination of this Agreement:
(i)	by Equinox Gold pursuant to Section 8.2(a)(iii)(1)
(ii)	by Equinox Gold pursuant to Section 8.2(a)(iii)(4);
(iii)	by Premier pursuant to Section 8.2(a)(iv)(1); or
(iv)	by either Party pursuant to Section 8.2(a)(ii)(1) or Section 8.2(a)(ii)(3) if, in either case:
(1)	prior to the termination of this Agreement, an Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Premier shall have been made to Premier or publicly announced by any person (other than Equinox Gold or any of its affiliates) and not withdrawn prior to the Premier Meeting; and
(2)	within twelve (12) months following the date of such termination (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (1) above) is consummated or effected by Premier or (B) Premier or one or more of its subsidiaries, directly or indirectly, in one or more transactions, enters into an agreement in respect of any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (1) above) which is subsequently consummated at any time thereafter, provided that, for the purposes of this Section 7.3(d)(iv) all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.
(e)	If a Termination Fee Event described in any of Sections 7.3(d)(i), (ii) or (iii) occurs, the Termination Fee shall be payable simultaneously with the occurrence of such Termination Fee Event. If a Termination Fee Event described in Section 7.3(d)(iv) occurs, the Termination Fee shall be payable immediately prior to the closing of the applicable transaction referred to therein.
(f)	In the event that this Agreement is terminated by Premier pursuant to Section 8.2(a)(iv)(3), a fixed amount of $2,000,000 (the “Premier Expense Reimbursement”) shall be paid to Premier by Equinox Gold (by wire transfer of immediately available funds).
(g)	In the event that this Agreement is terminated by Equinox Gold pursuant to Section 8.2(a)(ii)(3) or 8.2(a)(iii)(3), a fixed amount of $2,000,000 (the “Equinox Gold Expense Reimbursement”) shall be paid to Equinox Gold by Premier (by wire transfer of immediately available funds).
(h)	Each of the Parties acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 7.3 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Each Party agrees that the payment of the Termination Fee, the Premier Expense Reimbursement or the Equinox Gold Expense Reimbursement, as the case may be, is the sole monetary remedy of the other Party in respect of the event giving rise to such payment. The Parties shall also have the right to injunctive and other equitable relief in accordance with Section 9.4 to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement.

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7.4	Access to Information; Confidentiality
(a)	From the date hereof until the earlier of the Effective Time and the termination of this Agreement, Premier shall, and shall cause its subsidiaries and their respective officers, directors, employees, contractors of Premier to: (a) give to Equinox Gold and its representatives such access as Equinox Gold may reasonably require at all reasonable times and upon reasonable notice to Premier, including for the purpose of facilitating integration business planning, to their officers, employees, offices, properties, books and records of Premier and its subsidiaries, and Contracts; and (b) furnish to Equinox Gold and its representatives all mining management reports on the operations as well as such financial and operating data and other information as such persons may reasonably request (including continuing access to the Data Room), in each case, so long as such actions do not unduly interfere with the ordinary course of business of Premier or result in the disclosure of any trade secrets. Without limiting the foregoing and subject to the terms of any existing Contracts: (i) Equinox Gold and its representatives shall, upon reasonable prior notice, have the right to conduct site visits at the Premier Properties; and (ii) Premier shall, upon Equinox Gold’s reasonable request, facilitate discussions between Equinox Gold and any third party from whom consent is required, in each case, so long as such actions do not unduly interfere with the ordinary course of business of Premier or result in the disclosure of any trade secrets.
(b)	Investigations made by or on behalf of Equinox Gold, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by Premier in this Agreement.
(c)	Equinox Gold and Premier acknowledge and agree that information furnished pursuant to this Section 7.4 shall be subject to the terms and conditions of the Confidentiality Agreements.
7.5	Insurance and Indemnification
(a)	Prior to the Effective Date, Premier shall purchase customary “tail” or “run off” policies of directors’ and officers’ liability insurance, at a cost not exceeding 250% of Premier’s annual aggregate premium for directors’ and officers’ liability insurance in effect immediately prior to the Effective Date, providing protection no less favourable in the aggregate than the protection provided by the policies maintained by Premier which are in effect immediately prior to the Effective Date and providing protection in respect of Claims arising from facts or events which occurred on or prior to the Effective Date and Premier will maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that Premier will not be required to pay any amounts (i) in respect of such coverage prior to the Effective Time or (ii) that in the aggregate exceed 250% of Premier’s annual aggregate premium for directors’ and officers’ liability insurance in effect immediately prior to the Effective Date.
(b)	All rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of Premier and its subsidiaries are disclosed in Schedule 7.5(b) of the Premier Disclosure Letter. Equinox Gold acknowledges that such rights to indemnification or exculpation shall, in accordance with their terms in respect of Claims arising for period of time prior to the Effective Date survive the completion of the Plan of Arrangement and shall continue in full force and effect.

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(c)	The provisions of this Section 7.5 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Premier hereby confirms that it is acting as agent and trustee on their behalf.
7.6	Representations, Warranties, Covenants and Acknowledgements of SpinCo
(a)	SpinCo hereby acknowledges and agrees with the Parties that neither Equinox Gold nor any member of the Premier Group shall have any liability to the SpinCo Group in respect of the Permitted Purchase or any aspect of the SpinCo Transactions, and that the SpinCo Group shall have no recourse against Equinox Gold nor any member of the Premier Group in relation thereto.
(b)	SpinCo hereby covenants and agrees in favour of the Parties, from and after the Effective Time, to indemnify Equinox Gold, Premier and their respective directors, officers, employees and agents, substantially on the terms provided in Schedule G hereto, in connection with any Claims made against, or Losses suffered by, Equinox Gold or Premier arising in connection with or relating in any way to the SpinCo Liabilities. For greater certainty, the Parties acknowledge that SpinCo shall not be required to reimburse Premier or Equinox Gold for the reduction of any tax pools or attributes of Premier that are reduced as a result of the SpinCo Transactions. SpinCo acknowledges and agrees that the foregoing indemnity shall survive the Effective Date for a period of one (1) year following the Effective Date except with respect to a Claim or Loss related to Taxes in which case the foregoing indemnity shall survive until sixty (60) days after expiration of time within which an assessment, reassessment or similar document may be issued by a Government Entity under any applicable Law in respect of taxation years ending on or before the Effective Date.
(c)	SpinCo hereby agrees that for a period of one (1) year following the Effective Date it shall not, directly or indirectly through another person, induce or attempt to induce any person who is at that time an employee of the Premier Group to leave the employ of the Premier Group, or in any way interfere with the relationship between any member of the Premier Group and any employee thereof, provided that nothing in this Section 7.6(b) shall prevent SpinCo from (i) hiring any SpinCo Officers and Employees, or (ii) from soliciting or hiring any person who responds to a general advertisement or solicitation, including but not limited to advertisements or solicitations through newspapers, trade publications, periodicals, radio or internet database, or efforts by any recruiting or employment agencies, not specifically directed at employees of the Premier Group.
(d)	SpinCo hereby agrees to provide to Premier access to the relevant business records and other documents of any member of the SpinCo Group as may be reasonably required in connection with the preparation of any tax returns or financial statements of Premier relating to any period of time prior to the Effective Time.
(e)	For a period of two (2) years from the date of this Agreement, SpinCo and its subsidiaries or entities over which it exercises control or direction (regardless of whether such person is a subsidiary, affiliate, associate or is subject to such direction or control on the date hereof) will not, directly or indirectly, acquire or seek to acquire, or permit any of their officers or directors to stake, lease or otherwise acquire or seek to acquire any of the Premier Properties located outside the United States any interest in any such Premier Properties including but not limited to by way of a share or asset purchase, joint venture, earn in or otherwise, provided that the foregoing restrictions shall not apply to any acquisition of Premier Shares, New Premier Shares or Equinox Gold Shares or rights to acquire or receive such shares. If SpinCo acquires an interest contrary to this section, SpinCo agrees to hold such interest (but not the obligations with respect to that interest, which will remain the responsibility SpinCo) in trust for Premier, and will convey such interest to Premier.

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(f)	SpinCo hereby represents and warrants to Equinox Gold, and acknowledges that Equinox Gold is relying upon such representations and warranties in connection with the entering into of this Agreement that:
(i)	as at the Effective Time, the only assets of SpinCo will be the Premier USA Ownership Interests;
(ii)	as at the Effective Time, the only assets of Premier USA will be (i) the Premier USA Property, and (ii) any other property acquired by Premier USA following the date of this Agreement, to the extent such acquisition is permitted by this Agreement;
(iii)	except as disclosed in Section 7.6(f)(iii) of the Premier Disclosure Letter, no member of the Premier Group is a party to any contract to which SpinCo or a member of the SpinCo Group is a party which provides for any ongoing liability, obligation, guarantee or indemnity by any member of the Premier Group;
(iv)	the SpinCo Shares underlying the Premier Warrants will, at the Effective Time, be duly and validly authorized and reserved for issuance and, upon issuance thereof in accordance with the terms of the Premier Warrants and receipt by SpinCo of the exercise price thereof, such SpinCo Shares will be duly and validly issued as fully paid and non-assessable;
(v)	the Replacement SpinCo Options to be issued will, when issued pursuant to the Arrangement, be duly and validly created and issued, and the SpinCo Shares underlying the Replacement SpinCo Options will, upon issuance of the Replacement SpinCo Options pursuant to the Arrangement, be duly and validly authorized and reserved for issuance and, upon issuance thereof in accordance with the terms of the SpinCo Share Incentive Plan and receipt by SpinCo of the exercise price therefor, such SpinCo Shares will be duly and validly issued as fully paid and non-assessable.

SpinCo acknowledges and agrees that the representations and warranties in this Section 7.6(f) shall survive the Effective Date.

(g)	SpinCo hereby covenants and agrees in favour of the Parties that SpinCo shall assume and be liable for any and all obligations relating to the McCoy-Cove Property, including but not limited to contingent payments triggered upon commercial production at the McCoy-Cove Property (such as cash payments and potential issuances of shares).
7.7	Permitted Contribution and Distribution of SpinCo Distribution Shares

The Parties agree that (i) prior to the Effective Time, the Premier USA Ownership Interests shall be assigned by Premier to SpinCo pursuant to the Premier Contribution Agreement in consideration for the SpinCo Consideration Shares, and (ii) pursuant to the Plan of Arrangement, the SpinCo Distribution Shares will be distributed to the Premier Shareholders on the Effective Date as set out in the Plan of Arrangement.

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7.8	Tax Matters
(a)	From and after the Effective Date:
(i)	SpinCo shall be responsible for preparing and filing all Tax Returns for the SpinCo Group that have not been filed prior to the Effective Date, including any such Tax Returns of the SpinCo Group for any Tax period ending before the Effective Date that have not been filed prior to the Effective Date or any Tax period that includes the Effective Date.
(ii)	Premier shall be responsible for preparing and filing all Tax Returns for the Premier Group that have not been filed prior to the Effective Date, including any such Tax Returns of the Premier Group for any Tax period ending before the Effective Date that have not been filed prior to the Effective Date or any Tax period that includes the Effective Date.
(iii)	Premier and Equinox Gold shall provide to SpinCo, and SpinCo shall provide to Premier and Equinox Gold, access to their respective relevant business records and other documents as may be reasonably required in connection with the preparation of any Tax Returns described in this Section 7.8(a).
(b)	Prior to the Effective Date, Premier shall, and shall be permitted to, file with the IRS an Application for Withholding Certificate for Dispositions by Foreign Persons of U.S. Real Property Interests (Form 8288-B) (the “FIRPTA Withholding Exemption Application”) requesting a reduction of the amount required to be withheld by SpinCo under Section 1445 of the Code as the result of the transfer of the Premier USA Shares to SpinCo and the distribution of the SpinCo Distribution Shares to the Premier Shareholders. For purposes of determining the value of the Premier USA shares in connection with the FIRPTA Withholding Exemption Application and/or all related Tax Returns and reporting purposes, the Parties agree to (i) treat all of the issued and outstanding Premier USA Shares at the time they are transferred by Premier to SpinCo (the “Transfer Time”) as having an aggregate fair market value equal to: (A) the number of issued and outstanding SpinCo Shares at the Transfer Time multiplied by the offering price of SpinCo Shares in the Permitted Financing (the “Offering Price”) less (B) the fair market value of any assets (other than Premier USA Shares) held by SpinCo at the Transfer Time, and (ii) compute the withholding tax due under Section 1445 of the Code and the U.S. federal income tax due under Section 897 of the Code with respect to the transfer of the Premier USA Shares by Premier to SpinCo on the basis of such fair market value. Notwithstanding the foregoing, if the securities in the Permitted Financing consist of units comprised of shares and warrants or subscription receipts convertible into shares and warrants, the Offering Price for purposes of valuing the SpinCo Shares in accordance with this Section 7.8(b) shall be the amount of the Offering Price attributable to the common shares of SpinCo. Equinox Gold, Premier and SpinCo and their affiliates shall report, act and file all Tax Returns and any amendments thereto in all respects and for all purposes consistent with such valuation. None of Equinox Gold, Premier nor SpinCo shall take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with such valuation of the Premier USA Shares unless required to do so by applicable Law.
(c)	With respect to the taxation year of Premier under the Tax Act ending immediately prior to the acquisition of control of Premier by Equinox pursuant to the Arrangement, and subject to Section 7.8(d), Premier shall:

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(i)	forthwith, upon the request of SpinCo, execute a joint election, in prescribed form, under subsection 85(1) of the Tax Act in respect of the transfer of the Premier USA Ownership Interests by Premier to SpinCo at an agreed amount to be determined by SpinCo in its absolute discretion (subject to the limitations contained in subsection 85(1) of the Tax Act); and
(ii)	in its Tax Return under the Tax Act for such taxation year, make an election not to have the provisions of subsection 256(9) apply if, and only if, SpinCo requests in writing that Premier make such election prior to the filing of such Tax Return.
(d)	With respect to any and all Tax Returns of the Premier Group that relate to or include any Taxes or other amounts that may form the basis of a potential Indemnity Claim against SpinCo:
(i)	Premier shall, not less than thirty (30) days prior to the due date of any such Tax Return, provide SpinCo with a substantially final draft of such Tax Return (a “Draft Return”), together with any working papers relating to its preparation, and shall identify any and all items in such Draft Return which could potentially give rise to an Indemnity Claim (each, an “Indemnifiable Tax Item”), and SpinCo and its accountants shall have the right to review the Draft Return and any working papers relating to its preparation.
(ii)	Within ten (10) days after the date that SpinCo receives a Draft Return, SpinCo shall advise Premier in writing whether or not SpinCo agrees with the treatment of each Indemnifiable Tax Item in such Tax Return identified by Premier. To the extent SpinCo does not agree with the treatment of any Indemnifiable Tax Item in such Draft Return, SpinCo shall set out, in reasonable detail, the basis for such disagreement. If SpinCo fails to advise Premier in writing of any disagreement within the ten (10) day period referred to in the immediately preceding sentence, SpinCo shall be deemed to have agreed with the treatment of each Indemnifiable Tax Item identified by Premier in such Draft Return.
(iii)	If SpinCo notifies Premier of a disagreement in respect of any Indemnifiable Tax Item in a Draft Return, SpinCo and Premier shall work in good faith to resolve such disagreement, and Premier shall not file any such Draft Return without the prior written consent of the Purchaser or until such disagreement is resolved in accordance with Section 7.8(d)(iv).
(iv)	If SpinCo and Premier fail to reach an agreement with respect to any Indemnifiable Tax Item within seven (7) days of notification by SpinCo to Premier of such disagreement, then the disagreement shall be resolved by a nationally recognized firm of independent public accountants to be designated by mutual agreement of SpinCo and Premier. The fees and expenses of the accountants in making any such determination will be borne 50% by SpinCo and 50% by Premier.
(e)	On or after the Effective Date, Premier shall not, without the prior consent of SpinCo, take any action, make or change any Tax election, amend any Tax Return or take any position on any Tax Return that results in or increases the amount of any Taxes that potentially give rise to an Indemnity Claim against SpinCo, and Premier and Equinox Gold agree that SpinCo shall have no liability for any Tax resulting any breach by Premier of this Section 7.8(e).

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(f)	In addition to the provisions of Schedule G, which shall apply with respect to any Indemnity Claim relating to Taxes, Premier and Equinox Gold shall (i) forthwith provide notice to SpinCo of any inquiries made by, discussions with or representations or submissions proposed to be made to any Governmental Entity to the extent that the subject matter thereof relates to any Taxes that may or could potentially give rise to an Indemnity Claim, including the substance of any such inquiries or discussions, and provide SpinCo with copies of any written communications from, and to, any Governmental Entity relating to such inquiries or discussions, and (ii) provide SpinCo with reasonable opportunity to comment on any such representations or submissions and to attend any meeting with any such Governmental Entity with respect to such matters.

Article 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination
(a)	This Agreement, other than Section 7.3 hereof, may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Arrangement Resolution by the Premier Securityholders, or the approval of the Arrangement by the Court):
(i)	by mutual written agreement of Premier and Equinox Gold; or
(ii)	by either Premier or Equinox Gold, if:
(1)	the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 8.2(a)(ii)(1) shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under this Agreement has been the cause of, or directly resulted in, the failure of the Effective Time to occur by the Outside Date;
(2)	after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Premier or Equinox Gold from consummating the Arrangement and such applicable Law or enjoinment shall have become final and non-appealable; or
(3)	the Arrangement Resolution shall have failed to obtain the Premier Securityholder Approval at the Premier Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;
(iii)	by Equinox Gold, if:
(1)	prior to obtaining the Premier Securityholder Approval, the Premier Board fails to recommend, fails to reaffirm, or withdraws, amends, modifies or qualifies, in a manner adverse to Equinox Gold, its recommendation of, the Arrangement within four (4) Business Days (or two (2) Business Days prior to the Premier Meeting if sooner) after having been requested in writing by Equinox Gold to do so (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of four (4) Business Days (or two (2) Business Days before the date of the Premier Meeting if sooner) shall be considered an adverse modification) (a “Change in Recommendation”);

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(2)	any of the conditions set forth in Section 6.1 or Section 6.2 is not satisfied, and such condition is incapable of being satisfied by the Outside Date;
(3)	subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Premier set forth in this Agreement (other than as set forth in Section 7.2) shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Equinox Gold is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied;
(4)	Premier is in material breach or in material default of any of its obligations or covenants set forth in Section 7.2;
(5)	the Premier Meeting has not occurred on or before February 23, 2021, provided that the right to terminate this Agreement pursuant to this Section 8.2(a)(iii)(5) shall not be available to Equinox Gold if the failure by Equinox Gold to fulfil any obligation hereunder is the cause of, or results in, the failure of the Premier Meeting to occur on or before such date;
(6)	Premier or any of its subsidiaries are in breach of or in default of any of Premier’s or its subsidiaries’ obligations or covenants under the Loan Facility and the General Security Agreement; or
(iv)	by Premier, if:
(1)	prior to obtaining the Premier Securityholder Approval, the Premier Board authorizes Premier to enter into a written agreement (other than an agreement similar to the Confidentiality Agreements) with respect to a Superior Proposal in accordance with Section 7.2, provided Premier is then in compliance with Section 7.2 and that concurrent with such termination Premier pays the Termination Fee in accordance with Section 7.3;
(2)	any of the conditions set forth in Section 6.1 or Section 6.3 is not satisfied, and such condition is incapable of being satisfied by the Outside Date; or
(3)	subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Equinox Gold set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Premier is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied.

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(b)	The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2(a)(i)) shall give notice of such termination to the other Parties.
(c)	If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that (a) in the event of termination under Section 8.1 as a result of the Effective Time occurring, Section 7.5 shall survive for a period of six years following such termination and Section 7.6 shall survive the Effective Time and (b) in the event of termination pursuant to Section 8.2(a), the provisions of this Section 8.2(c) and Sections 7.3 and 7.4(c) and Article 9 and the provisions of the Confidentiality Agreements (including any standstill provisions contained therein) shall survive, provided further that, no Party shall be relieved of any liability for any intentional or wilful breach by it of this Agreement.
8.3	Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Premier Meeting but not later than the Effective Time, be amended by mutual written agreement of the Principal Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;
(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;
(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or
(d)	waive compliance with or modify any mutual conditions precedent herein contained.
8.4	Waiver

Any Principal Party may: (i) extend the time for the performance of any of the obligations or acts of the other Party; (ii) waive compliance, except as provided herein, with any of the other Principal Party’s agreements or the fulfilment of any conditions to its own obligations contained herein; or (iii) waive inaccuracies in any of the other Principal Party’s representations or warranties contained herein or in any document delivered by the other Principal Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Principal Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived; and provided further that, for the purposes of this Section 8.4, Premier and SpinCo shall be deemed to constitute one and the same Principal Party.

Article 9
GENERAL PROVISIONS

9.1	Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the “Transaction Personal Information”). Equinox Gold shall not disclose Transaction Personal Information to any person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If Equinox Gold complete the transactions contemplated by this Agreement, Equinox Gold shall not, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:

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(a)	for purposes other than those for which such Transaction Personal Information was collected by Premier prior to the Effective Date; and
(b)	which does not relate directly to the carrying on of Premier’s business or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

Equinox Gold shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Equinox Gold shall cause its advisors to observe the terms of this Section and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, Equinox Gold shall promptly deliver to Premier all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof.

9.2	Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by e-mail transmission, or as of the following Business Day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Equinox Gold:

Equinox Gold Corp.
Suite 1501 - 700 West Pender Street
Vancouver, BC V6C 1G8

Attention: Christian Milau, Chief Executive Officer
Email:       [Redacted]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
595 Burrard Street
Vancouver, British Columbia V7X 1L3

Attention: Bob Wooder
Email:      [Redacted]

(b)	if to Premier:

Premier Gold Mines Limited
1100 Russell Street, Suite 200
Thunder Bay, Ontario P7B 5N2

Attention: Ewan Downie, President and CEO
Email:      [Redacted]

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with a copy (which shall not constitute notice) to:

Bennett Jones LLP
3400 One First Canadian Place, P.O. Box 130
Toronto, ON M5X 1A4

Attention: Abbas Ali Khan
Email:      [Redacted]

(c)	if to SpinCo:

i-80 Gold Corp.
666 Burrard Street, Suite 2500
Vancouver, British Columbia V6C 2X8

Attention: Ewan Downie, President and CEO
Email:       [Redacted]

with a copy (which shall not constitute notice) to:

Bennett Jones LLP
3400 One First Canadian Place, P.O. Box 130
Toronto, ON M5X 1A4

Attention: Abbas Ali Khan
Email:       [Redacted]

9.3	Governing Law; Waiver of Jury Trial

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and waives any defences to the maintenance of an action in the Courts of the Province of British Columbia.

9.4	Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

9.5	Entire Agreement, Binding Effect and Assignment

Equinox Gold may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a direct or indirect subsidiary of Equinox Gold, provided that if such assignment and/or assumption takes place, Equinox Gold shall continue to be liable jointly and severally with such subsidiary for all of its obligations hereunder. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns. Equinox Gold (or a direct or indirect subsidiary of Equinox Gold) may also collaterally assign its rights under this Agreement to one or more lenders who provides Equinox Gold (or a direct or indirect subsidiary of Equinox Gold) with financing for the transactions contemplated hereby.

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This Agreement (including the exhibits and schedules hereto and the Premier Disclosure Letter) and the Confidentiality Agreements constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.6	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.7	Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[The remainder of the page is intentionally left blank]

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IN WITNESS WHEREOF Equinox Gold and Premier have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Equinox Gold Corp.
By:	(Signed) “Christian Milau”
Name: Christian Milau
Title: Chief Executive Officer

By:	(Signed) “Susan Toews”
Name: Susan Toews
Title: General Counsel

Premier Gold Mines Limited
By:	(Signed) “Ewan Downie”
Name: Ewan Downie
Title: President and Chief Executive Officer

i-80 Gold Corp.
By:	(Signed) “Ewan Downie”
Name: Ewan Downie
Title: Director

Schedule A
TO THE ARRANGEMENT AGREEMENT

Plan of Arrangement
Under Section 182 of the
Business Corporations AcT (Ontario)

Article 1
DEFINITIONS AND INTERPRETATION

1.1           Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

“affiliate” has the meaning ascribed thereto in the OBCA;

“Applicable Stock Exchange” means the TSX or the TSXV;

“Arrangement” means the arrangement of Premier under section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement;

“Arrangement Agreement” means the arrangement agreement dated December 16, 2020 among Equinox Gold, Premier and SpinCo, together with the disclosure letters referenced therein, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of the Premier Securityholders approving the Arrangement and this Plan of Arrangement which is to be considered at the Premier Meeting;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to Equinox Gold and Premier, each acting reasonably;

“Business Day” means any day other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia or Toronto, Ontario;

“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 183(2) of the OBCA after the Articles of Arrangement have been filed;

“Change of Control” has the meaning ascribed thereto in the Premier RSU Plan;

“Consideration Shares” means the Equinox Gold Shares to be issued to Participating Premier Shareholders pursuant to Section 2.4(p);

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Depositary” has the meaning ascribed thereto in the Arrangement Agreement;

“Director” means the Director appointed pursuant to section 278 of the OBCA;

“Dissent Rights” has the meaning specified in Section 3.1;

“Dissenting Shareholder” means a registered Premier Shareholder who has validly exercised its Dissent Rights pursuant to Article 3 and the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Premier Shares for which Dissent Rights have been validly exercised by such registered Premier Shareholder;

“DRS Advice” means a Direct Registry System Advice;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means the commencement of the day on the Effective Date, or such other time on the Effective Date as the Parties may agree to in writing before the Effective Date;

“Encumbrance” means any mortgage, hypothec, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing

“Equinox Gold” means Equinox Gold Corp., a corporation existing under the laws of British Columbia;

“Equinox Gold Exchange Ratio” means 0.1967;

“Equinox Gold Shares” means the common shares in the capital of Equinox Gold;

“Equinox Gold Stock Option Plan” means the amended and restated stock option plan of Equinox Gold dated October 30, 2019;

“Final Order” means the final order of the Court pursuant to section 182(5)(f) of the OBCA in a form acceptable to Equinox Gold and Premier, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of Equinox Gold and Premier, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to Equinox Gold and Premier, each acting reasonably) on appeal;

“final proscription date” has the meaning ascribed thereto in Section 4.7;

“Fractional Equinox Gold Share” means 0.1967 of an Equinox Gold Share;

“Fractional SpinCo Share” means 0.4 of a SpinCo Share;

“Interim Order” means the interim order of the Court pursuant to section 182(5) of the OBCA after being informed of the intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the New Premier Shares, the SpinCo Distribution Shares, the Consideration Shares, the Replacement Premier Options, the Replacement SpinCo Options and the Replacement Equinox Gold Options pursuant to the Arrangement, in a form acceptable to Equinox Gold and Premier, each acting reasonably, providing for, among other things, the calling and holding of the Premier Meeting, as such order may be amended by the Court with the consent of Equinox Gold and Premier, each acting reasonably;

“In The Money Amount” in respect of a stock option means the amount, if any, by which the aggregate fair market value at that time of the securities subject to the option exceeds the aggregate exercise price of the option;

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“New Premier Share Exchange Value” means the amount, in dollars, equal to the Premier Share Exchange Value minus the SpinCo Share Exchange Value;

“New Premier Share Per Share Consideration” means, for each New Premier Share, 0.1967 of an Equinox Gold Share;

“New Premier Shares” has the meaning set out in Section 2.4(j)(iv);

“OBCA” means the Business Corporations Act (Ontario);

“Participating Premier Shareholders” means (i) holders of Premier Shares immediately prior to the Effective Time, other than any Dissenting Shareholders, (ii) former holders of Premier RSUs who receive Premier Shares in consideration for their Premier RSUs pursuant to Section 2.4(e), and (iii) former holders of Premier DSUs who receive Premier Shares in consideration for their Premier DSUs pursuant to Section 2.4(h);

“Parties” means Premier and Equinox Gold, collectively, and “Party” means either of them, as applicable;

“Person” means any individual, firm, corporation, partnership, trust, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Entity or instrumentality or other entity of any kind;

“Plan of Arrangement” means this plan of arrangement proposed under Section 182 of the OBCA, and any amendments or variations made in accordance with the Arrangement Agreement, Section 5.1 of this Plan of Arrangement or the Interim Order, or made at the direction of the Court in the Final Order with the prior written consent of Equinox Gold and Premier, each acting reasonably;

“Premier” means Premier Gold Mines Limited, a corporation existing under the OBCA;

“Premier Board” means the board of directors of Premier;

“Premier Circular” means the notice of the Premier Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Premier Securityholders in connection with the Premier Meeting, as amended, supplemented or otherwise modified from time to time;

“Premier Change of Control Resolution” means a resolution of the Premier Board that a Change of Control is imminent;

“Premier COC Payments” has the meaning ascribed thereto in the Arrangement Agreement;

“Premier Contribution Agreement” has the meaning ascribed thereto in the Arrangement Agreement;

“Premier Deferred Share Unit Plan” means the amended and restated deferred share unit plan of Premier dated June 25, 2019;

“Premier DSU” means the outstanding deferred share units issued under the Premier Deferred Share Unit Plan;

“Premier DSU Holder” means a holder of outstanding Premier DSUs;

“Premier Employee Payment Agent” has the meaning ascribed thereto in the Arrangement Agreement;

A-3

“Premier Measurement Date” means (i) the first day following the Effective Time (which, for the avoidance of doubt, shall include the Effective Date) on which both the Premier Shares and SpinCo Shares are traded on an Applicable Stock Exchange, whether such trading occurs on an “if, as and when issued” basis or on a “regular” basis, or (ii) if the condition in clause (i) is not satisfied prior to the Premier Shares being de-listed from the TSX, the last day prior to the Effective Date on which the Premier Shares are traded on the TSX;

“Premier Meeting” means the special meeting of Premier Securityholders, including any adjournment or postponement thereof, in accordance with the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution, the Premier Share Incentive Plan Amendments Resolution and the SpinCo Omnibus Incentive Plan Resolution;

“Premier Optionholder” means a holder of outstanding Premier Options;

“Premier Options” means the outstanding options to purchase Premier Shares granted under the Premier Share Incentive Plan;

“Premier Portion” means the difference, calculated to six decimal places, obtained when (i) the SpinCo Portion, is deducted from (ii) one;

“Premier Restricted Share Unit Plan” means the amended and restated restricted share unit plan of Premier dated June 25, 2019;

“Premier RSU” means the outstanding restricted share units issued under the Premier Restricted Share Unit Plan;

“Premier RSU Holder” means a holder of outstanding Premier RSUs;

“Premier Securityholders” means the Premier Shareholders and the Premier Optionholders;

“Premier Share Exchange Value” means the amount, in dollars, equal to the volume-weighted average trading price of a Premier Share on the TSX on the Premier Measurement Date;

“Premier Share Incentive Plan” means the amended and restated share incentive plan of Premier dated May 23, 2019, most recently approved by the Premier Shareholders on June 25, 2019;

“Premier Share Incentive Plan Amendments” means the amendments to the Premier Share Incentive Plan contemplated by the Premier Share Incentive Plan Amendments Resolution and approved by the Premier Shareholders at the Premier Meeting;

“Premier Share Incentive Plan Amendments Resolution” has the meaning ascribed thereto in the Premier Circular;

“Premier Share Per Share Consideration” means, for each Premier Share:

(a)       one New Premier Share, and

(b)       0.4 of a SpinCo Share;

“Premier Shareholder” means a holder of outstanding Premier Shares;

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“Premier Shares” means the shares in the capital of Premier designated as “Common Shares”, and includes the “Class A Common Shares” of Premier following the re-designation of the Common Shares pursuant to Section 2.4(j), but for greater certainty does not include the New Premier Shares;

“Premier USA” means Premier Gold Mines USA, Inc., a corporation existing under the laws of the State of Delaware and a wholly-owned subsidiary of Premier;

“Premier USA Ownership Interests” has the meaning ascribed thereto in the Arrangement Agreement;

“Premier USA Shares” means the common stock in the capital of Premier USA;

“Premier Warrants” means (i) the warrants to purchase of up to 1,500,000 Premier Shares issued to Investec Bank plc on January 24, 2019 at an exercise price of $2.17 per Premier Share until January 24, 2022, and (ii) the warrants to purchase up to 2,000,000 Premier Shares issued to Orion Mine Finance Fund II LP on January 31, 2022 at an exercise price of $2.05 per Premier Share until January 31, 2022;

“Replacement Equinox Gold Option” has the meaning set out in Section 2.4(q);

“Replacement Premier Option” has the meaning set out in Section 2.4(m)(i);

“Replacement SpinCo Option” has the meaning set out in Section 2.4(m)(ii);

“SpinCo” means i-80 Gold Corp., a corporation existing under the laws of the Province of British Columbia and a wholly-owned subsidiary of Premier;

“SpinCo Consideration Shares” has the meaning ascribed thereto in the Arrangement Agreement;

“SpinCo Distribution Shares” means the SpinCo Shares to be distributed to Participating Premier Shareholders pursuant to the Arrangement, representing seventy percent (70%) of the SpinCo Shares issued and outstanding immediately prior to the Effective Time;

“SpinCo Measurement Date” means (i) the first day following the Effective Time (which, for the avoidance of doubt, shall include the Effective Date) on which both the Premier Shares and SpinCo Shares are traded on an Applicable Stock Exchange, whether such trading occurs on an “if, as and when issued” basis or on a “regular” basis, provided that if the condition in clause (i) is not satisfied prior to the Premier Shares being de-listed from the TSX, the SpinCo Measurement Date shall mean (ii) the first day following the Effective Time on which the SpinCo Shares are traded on an Applicable Stock Exchange, whether such trading occurs on an “if, as and when issued” basis or on a “regular” basis, or (iii) if the SpinCo Shares are not listed on an Applicable Stock Exchange within two (2) Business Days following the Effective Date, shall mean the Premier Measurement Date;

“SpinCo Omnibus Share Incentive Plan” means the omnibus share incentive plan of SpinCo to be considered and approved by the Premier Shareholders at the Premier Meeting;

“SpinCo Portion” means the quotient, calculated to six decimal places, obtained when (i) the SpinCo Share Exchange Value, is divided by (ii) the Premier Share Exchange Value;

“SpinCo Share Exchange Value” means the amount, in dollars, equal to the volume-weighted average trading price of a SpinCo Share on an Applicable Stock Exchange on the SpinCo Measurement Date, provided that if the SpinCo shares are not listed on an Applicable Stock Exchange within two (2) Business Days following the Effective Date, the SpinCo Share Exchange Value shall mean the amount, in dollars, equal to the Premier Share Exchange Value minus the product obtained when the volume-weighted average trading price of an Equinox Share on the Premier Measurement Date is multiplied by the Equinox Gold Exchange Ratio;

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“SpinCo Shares” means the common shares in the capital of SpinCo;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“Transmittal Documents” has the meaning set out in Section 4.2(c);

“Transmittal Letter” has the meaning set out in Section 4.1;

“TSX” means the Toronto Stock Exchange;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

In addition, words and phrases used herein and defined in the OBCA and not otherwise defined herein shall have the same meaning herein as in the OBCA unless the context otherwise requires.

1.2           Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3           Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, and words importing the use of either gender shall include both genders and neuter.

1.4           Date for any Action

A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. (Toronto time) on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. (Toronto time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.5           Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

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1.6           Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

1.7           Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein.

Article 2
ARRANGEMENT

2.1           Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2           Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate of Arrangement, if any, shall become effective at the Effective Time, and shall be binding on Premier, Equinox Gold, SpinCo, all registered holders and beneficial owners of Premier Shares, including all Dissenting Shareholders, all holders of Premier Options, Premier RSUs, Premier DSUs and Premier Warrants, the registrar and transfer agent of Premier, the Depositary, the Premier Employee Payment Agent and all other Persons, at and after the Effective Time, without any further act or formality required on the part of any Person.

2.3           Filing of Articles of Arrangement

The Articles of Arrangement and the Certificate of Arrangement shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Section 2.4 has become effective in the sequence and at the times set out therein.

2.4           Arrangement

Commencing at the Effective Time, each of the following transactions or events shall occur and shall be deemed to occur sequentially in the following order without any further authorization, act or formality on the part of any Person, in each case, unless specifically provided otherwise in this Section 2.4, effective as at two minute intervals starting at the Effective Time:

(a)	each Premier Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to Premier for cancellation and shall be cancelled and:
(i)	such Dissenting Shareholder shall cease to be the holder of such Premier Shares and to have any rights as a Premier Shareholder other than the right to be paid fair value for such Premier Shares by Premier in accordance with Article 3 (out of Premier funds not directly or indirectly provided by Equinox Gold or its affiliates); and

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(ii)	the name of such Dissenting Shareholder shall be removed from Premier’s register of Premier Shares as a holder of Premier Shares;
(b)	concurrently with the surrender and cancellation of the Premier Shares held by Dissenting Shareholders pursuant to Section 2.4(a), the amount of the stated capital account maintained by Premier in respect of the Premier Shares shall be reduced by an amount equal to the product obtained when (A) the amount of the stated capital account maintained by Premier in respect of the Premier Shares immediately prior to the Effective Time, is multiplied by (B) a fraction, the numerator of which is the number of Premier Shares surrendered and cancelled pursuant to Section 2.4(a), and the denominator of which is the number of Premier Shares outstanding immediately prior to the Effective Time;
(c)	Premier shall transfer, and shall be deemed to have transferred, the Premier USA Ownership Interests to SpinCo, free and clear of all Encumbrances, in consideration for the issuance by SpinCo to Premier of the SpinCo Consideration Shares, all as more particularly provided for in the Premier Contribution Agreement, and upon such transfer and issuance:
(i)	Premier shall be entered in SpinCo's register of holders of SpinCo Shares in respect of the SpinCo Consideration Shares; and
(ii)	SpinCo shall be entered in Premier USA's register of holders of Premier USA Shares in respect of the Premier USA Shares transferred by Premier to SpinCo in accordance with the Premier Contribution Agreement and this Section 2.4(c);
(d)	the Premier Change of Control Resolution shall become effective;
(e)	each Premier RSU held by a Premier RSU Holder immediately prior to the Effective Time shall immediately vest, and upon such vesting each such vested Premier RSU shall immediately be redeemed, and be deemed to be redeemed, by Premier and cancelled in consideration for the issue by Premier from treasury to the holder of such Premier RSU of one fully paid and non-assessable Premier Share for each Premier RSU so redeemed, and upon such redemption:
(i)	such Premier RSU Holder shall cease to be the holder of such Premier RSUs and to have any rights as a Premier RSU Holder other than the right to receive the Premier Shares to which they are entitled under this Section 2.4(e);
(ii)	the name of such Premier RSU Holder shall be removed from the register of RSUs maintained by or on behalf of Premier; and
(iii)	the holder of such redeemed Premier RSUs shall be entered in Premier's register of holders of Premier Shares in respect of the Premier Shares which such holder is entitled to receive in accordance with this Section 2.4(e);
(f)	the Premier Restricted Share Unit Plan and all agreements relating to the Premier RSUs shall be terminated and shall be of no further force and effect;

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(g)	each Premier DSU Holder shall resign from, and shall be deemed to have immediately resigned from, the Premier Board and the board of directors of any affiliate of Premier;
(h)	following the resignation of the Premier DSU Holders in accordance with Section 2.4(g), each Premier DSU held by a Premier DSU Holder immediately prior to the Effective Time shall immediately be redeemed, and be deemed to be redeemed, by Premier and cancelled in consideration for the issue by Premier from treasury to the holder of such Premier DSU of one fully paid and non-assessable Premier Share for each Premier DSU so redeemed, pursuant to Section 3.04(e)(i) of the Premier Deferred Share Unit Plan, and upon such redemption:
(i)	such Premier DSU Holder shall cease to be the holder of such Premier DSUs and to have any rights as a Premier DSU Holder other than the right to receive the Premier Shares to which they are entitled under this Section 2.4(h);
(ii)	the name of such Premier DSU Holder shall be removed from the register of DSUs maintained by or on behalf of Premier; and
(iii)	the holder of such redeemed Premier DSUs shall be entered in Premier's register of holders of Premier Shares in respect of the Premier Shares which such holder is entitled to receive in accordance with this Section 2.4(h);
(i)	the Premier Deferred Share Unit Plan and all agreements relating to the Premier DSUs shall be terminated and shall be of no further force and effect;
(j)	as part of the reorganization of Premier’s share capital contemplated by this Section 2.4, the articles of Premier shall be amended:
(i)	to re-name and re-designate the Premier Shares as “Class A Common Shares”,
(ii)	to change the number of votes attached to each Class A Common Share to two (2) votes per Class A Common Share,
(iii)	to replace all references to “Common Shares” in the articles of Premier with a reference to “Class A Common Shares”, and
(iv)	to create a new class of shares, of which an unlimited number of shares may be issued, to be designated as “Class B Common Shares” (the “New Premier Shares”) and having the rights, privileges, restrictions and conditions set out in Appendix “A” to this Plan of Arrangement;
(k)	SpinCo shall adopt, and shall be deemed to have adopted, the SpinCo Omnibus Share Incentive Plan;
(l)	the Premier Share Incentive Plan Amendments shall become effective;
(m)	concurrently with the Premier Share Incentive Plan Amendments becoming effective, each holder of a Premier Option that is outstanding immediately prior to the Effective Time will simultaneously:

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(i)	dispose of, and be deemed to have disposed of, the Premier Portion of each such Premier Option held by such holder immediately prior to the Effective Time to Premier, free and clear of all Encumbrances, and as the sole consideration therefor Premier will grant to such holder an option, pursuant to the Premier Share Incentive Plan, to purchase a New Premier Share (a "Replacement Premier Option"), which Replacement Premier Option will (A) have an exercise price (which shall be rounded to the nearest whole cent, with 0.5 being rounded upwards) equal to the product obtained when the exercise price payable to acquire a Premier Share under the Premier Option of which the Premier Portion is disposed of by such holder pursuant to this Section 2.4(m)(i) is multiplied by the Premier Portion, (B) have the same expiry date as the expiry date of such Premier Option, (C) with respect to holders whose compensatory options are subject to tax under the U.S. Tax Code, will not provide additional benefits to the extent precluded under U.S. Treasury Regulation Section 1.409A-1(b)(5)(v)(F), and (D) may not be exercised prior to the day immediately following the SpinCo Measurement Date; and
(ii)	dispose of, and be deemed to have disposed of, the SpinCo Portion of each such Premier Option held by such holder immediately prior to the Effective Time to SpinCo, free and clear of all Encumbrances, and as the sole consideration therefor SpinCo will grant to such holder an option, pursuant to the SpinCo Omnibus Share Incentive Plan, to purchase a Fractional SpinCo Share (a "Replacement SpinCo Option"), which Replacement SpinCo Option will (A) have an exercise price (which shall be rounded up to the nearest whole cent, with 0.5 being rounded upwards) for such Fractional SpinCo Share equal to the product obtained when the exercise price payable to acquire a Premier Share under the Premier Option of which the SpinCo Portion is disposed of by such holder pursuant to this Section 2.4(m)(ii) is multiplied by the SpinCo Portion, (B) have the same expiry date as the expiry date of such Premier Option, (C) with respect to holders whose compensatory options are subject to tax under the U.S. Tax Code, will not provide additional benefits to the extent precluded under U.S. Treasury Regulation Section 1.409A-1(b)(5)(v)(F), and (D) may not be exercised prior to the day immediately following the SpinCo Measurement Date, such that, for each Premier Share that a holder would have been entitled to acquire pursuant to a Premier Option, the holder will instead be entitled to acquire one New Premier Share pursuant to the corresponding Replacement Premier Option and a Fractional SpinCo Share pursuant to the corresponding Replacement SpinCo Option, and upon such disposition and exchange each Premier Option will be cancelled and terminated. For greater certainty, the exchange of the Premier Options for Replacement Premier Options and Replacement SpinCo Options pursuant to this Section 2.4(m) is intended to be governed by subsection 7(1.4) of the Tax Act such that the exercise price of the Replacement Premier Options, or the Replacement SpinCo Options, as the case may be, will be increased such that the aggregate In The Money Amount of the Replacement Premier Options and Replacement SpinCo Options immediately after the exchange does not exceed the In The Money Amount of the Premier Options immediately before the exchange and, with respect to holders whose compensatory Premier Options are subject to tax under the U.S. Tax Code, in a manner that complies with U.S. Treasury Regulation Section 1.409A-1(b)(5)(v)(D), and this Section 2.4(m) shall be applied and construed in accordance with such intention;

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(n)	Premier's share capital shall be reorganized such that each Premier Share issued and outstanding immediately before the reorganization of Premier's share capital pursuant to this Section 2.4(n) (including, for the avoidance of doubt, any Premier Shares issued to former holders of Premier RSUs or Premier DSUs under Section 2.4(e) or Section 2.4(h), but excluding any Premier Shares surrendered and cancelled in accordance with Section 2.4(a)) shall be simultaneously transferred by the holders thereof to Premier, free and clear of all Encumbrances, in exchange for the Premier Share Per Share Consideration, and upon such exchange:
(i)	each such exchanged Premier Share shall be cancelled, and the holders of such exchanged Premier Shares shall be removed from Premier's register of holders of Premier Shares;
(ii)	each holder of such exchanged Premier Shares shall be entered in Premier's register of holders of New Premier Shares in respect of the New Premier Shares which such holder is entitled to receive in accordance with this Section 2.4(n);
(iii)	Premier shall be removed from SpinCo's register of holders of SpinCo Shares in respect of the SpinCo Distribution Shares; and
(iv)	each holder of such exchanged Premier Shares shall be entered in SpinCo's register of holders of SpinCo Shares in respect of the SpinCo Distribution Shares which such holder is entitled to receive in accordance with this Section 2.4(n);
(o)	concurrently with the exchange in Section 2.4(n):
(i)	the amount of the stated capital account maintained by Premier in respect of the Premier Shares shall be reduced to nil, and
(ii)	there shall be added to the stated capital account maintained by Premier in respect of the New Premier Shares, in respect of the New Premier Shares issued pursuant to Section 2.4(n), the amount by which (A) the reduction in the "paid-up capital" (within the meaning of the Tax Act) of the Premier Shares pursuant to Section 2.4(o)(i), exceeds (B) the fair market value of the SpinCo Distribution Shares issued to Participating Premier Shareholders pursuant to Section 2.4(n);
(p)	each New Premier Share issued to a Participating Premier Shareholder pursuant to Section 2.4(n) shall be, and shall be deemed to be, transferred by the holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to Equinox Gold in exchange for the New Premier Share Per Share Consideration, and upon such exchange:
(i)	each holder of such New Premier Shares shall cease to be the holder thereof and to have any rights as a Premier Shareholder other than the right to be paid the New Premier Share Per Share Consideration for their New Premier Shares in accordance with this Plan of Arrangement;
(ii)	each such exchanged New Premier Share shall be cancelled, and the holders of such exchanged New Premier Shares shall be removed from Premier's register of holders of New Premier Shares;

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(iii)	Equinox Gold shall be deemed to be the transferee of such New Premier Shares free and clear of all Encumbrances, and shall be entered in the register of the New Premier Shares maintained by or on behalf of Premier; and
(iv)	each holder of such exchanged New Premier Shares shall be entered in Equinox's central securities register in respect of the Equinox Gold Shares which such holder is entitled to receive in accordance with this Section 2.4(p);
(q)	each Replacement Premier Option issued to a Premier Optionholder pursuant to Section 2.4(m)(i) shall be, and shall be deemed to be, transferred by the holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, and as the sole consideration therefor Equinox Gold will grant to such holder an option, pursuant to the Equinox Gold Stock Option Plan, to purchase a Fractional Equinox Gold Share (a "Replacement Equinox Gold Option"), which Replacement Equinox Gold Option will (A) have an exercise price (which shall be rounded up to the nearest whole cent) for such Fractional Equinox Gold Share equal to the exercise price payable to acquire one New Premier Share under the Replacement Premier Option which is disposed of by such holder pursuant to this Section 2.4(q), (B) notwithstanding sections 7.7 or 9.1(c) of the Equinox Gold Stock Option Plan, have the same expiry date as the expiry date of such Replacement Premier Option, (C) with respect to holders whose compensatory options are subject to tax under the U.S. Tax Code, will not provide additional benefits to the extent precluded under U.S. Treasury Regulation Section 1.409A-1(b)(5)(v)(F), and (D) may not be exercised prior to the day immediately following the SpinCo Measurement Date, such that, for each New Premier Share that a holder would have been entitled to acquire pursuant to a Replacement Premier Option, the holder will instead be entitled to acquire a Fractional Equinox Gold Share pursuant to the corresponding Replacement Equinox Gold Option, and upon such disposition and exchange each Replacement Premier Option will be cancelled and terminated. For greater certainty, the exchange of the Replacement Premier Options for Replacement Equinox Gold Options pursuant to this Section 2.4(q) is intended to be governed by subsection 7(1.4) of the Tax Act such that the In The Money Amount of the Replacement Equinox Gold Options immediately after the exchange does not exceed the In The Money Amount of the Class A Premier Options immediately before the exchange and, with respect to holders whose compensatory Replacement Premier Options are subject to tax under the U.S. Tax Code, in a manner that complies with U.S. Treasury Regulation Section 1.409A-1(b)(5)(v)(D), and this Section 2.4(q) shall be applied and construed in accordance with such intention;
(r)	the Premier Share Incentive Plan and all agreements relating to the Premier Options and Replacement Premier Options shall be terminated and shall be of no further force and effect;
(s)	each Premier Warrant outstanding prior to the Effective Date shall be adjusted in accordance with its terms such that the holder of such Premier Warrant shall be entitled to receive, upon due exercise of such Premier Warrant and payment to Equinox of the original exercise price as set forth in such Premier Warrant:
(i)	a Fractional Equinox Gold Share for each Premier Share that was issuable upon due exercise of the Premier Warrant prior to the Effective Time; and
(ii)	a Fractional SpinCo Share for each Premier Share that was issuable upon due exercise of the Premier Warrant immediately prior to the Effective Time,

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and upon the exercise of any Premier Warrants following the Effective Time:

(iii)	SpinCo shall, forthwith upon receipt of written notice from Equinox from time to time, issue, as directed by Equinox, that number of SpinCo Shares as may be required to satisfy the exercise of such Premier Warrants; and
(iv)	Equinox shall, as agent for SpinCo, collect from the holder of such exercised Premier Warrants and pay to SpinCo, as consideration for the issuance of any SpinCo Shares referred to in clause (iii) of this Section 2.4(s), an amount for each Fractional SpinCo Share so issued equal to the exercise price under each such Premier Warrant multiplied by the SpinCo Portion; and
(t)	Premier and the Premier Employee Payment Agent shall cause the Premier COC Payments to be paid to the Persons entitled to such payments, out of the funds deposited by Premier with the Premier Employee Payment Agent in accordance with Section 4.2(a)(iii).

Article 3
DISSENT RIGHTS

3.1           Rights of Dissent

Registered Premier Shareholders may exercise rights of dissent with respect to their Premier Shares in connection with the Arrangement pursuant to and in the manner set forth in section 185 of the OBCA as modified by the Interim Order, the Final Order and this Article 3 (the “Dissent Rights”), provided that, notwithstanding subsection 185(6) of the OBCA, written notice setting forth such registered Premier Shareholder’s objection to the Arrangement Resolution and exercise of Dissent Rights must be received by Premier not later than 5:00 p.m. (Toronto time) on the Business Day that is two Business Days preceding the date of the Premier Meeting. Premier Shareholders who duly exercise their Dissent Rights are deemed to have transferred the Premier Shares held by them and in respect of which Dissent Rights have been validly exercised to Premier, as provided in Section 2.4(a) and if such Dissenting Shareholders:

(a)	ultimately are entitled to be paid the fair value for such Premier Shares by Premier, will be paid the fair value of such Premier Shares by Premier (out of Premier funds not directly or indirectly provided by Equinox Gold or its affiliates), and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Premier Shares; or
(b)	ultimately are not entitled, for any reason, to be paid the fair value for such Premier Shares by Premier, will be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder.

3.2           Recognition of Dissenting Shareholders

From and after the Effective Time, in no case is Premier, Equinox Gold, SpinCo or any other Person required to recognize a Dissenting Shareholder as a holder of Premier Shares in respect of which Dissent Rights have been validly exercised, and the names of the Dissenting Shareholders are to be deleted from Premier’s register of holders of Premier Shares in respect of such Premier Shares in accordance with Section 2.4(a). In addition to any other restrictions under section 185 of the OBCA, for greater certainty, none of the following shall be entitled to exercise Dissent Rights: holders of Premier Options, holders of Premier RSUs, holders of Premier DSUs, holders of Premier Warrants and holders of Premier Shares who vote or have instructed a proxyholder to vote such Premier Shares in favour of the Arrangement Resolution (but only in respect of such Premier Shares).

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Article 4
DELIVERY AND PAYMENT

4.1           Letter of Transmittal

At the time of mailing the notice of the Premier Meeting and accompanying management information circular, Premier shall send a letter of transmittal (a “Transmittal Letter”) to each Premier Shareholder at the address of such Premier Shareholder as it appears on the applicable register maintained by or on behalf of Premier in respect of the Premier Shares.

4.2           Delivery and Payment of Consideration Shares and SpinCo Shares

(a)	At or prior to the Effective Time:
(i)	Premier shall deposit with the Depositary, for the benefit of the Participating Premier Shareholders, a sufficient number of SpinCo Shares to satisfy the SpinCo Distribution Shares payable to the Participating Premier Shareholders pursuant to Section 2.4(n);
(ii)	Equinox Gold shall deposit with the Depositary, for the benefit of the Participating Premier Shareholders, a sufficient number of Equinox Gold Shares to satisfy the Consideration Shares payable to the Participating Premier Shareholders pursuant to Section 2.4(p); and
(iii)	Premier shall deposit with the Premier Employee Payment Agent, for the Persons entitled thereto, the Premier COC Payments.
(b)	Following the deposit with the Depositary of the SpinCo Shares and Equinox Gold Shares in the amounts specified in Section 4.2(a), Premier and Equinox Gold, as applicable, will be fully and completely discharged from their respective obligations to pay the SpinCo Distribution Shares or Consideration Shares, as applicable, to the Participating Premier Shareholders, and the rights of such holders will be limited to receiving, from the Depositary, the SpinCo Shares and Consideration Shares to which they are entitled in accordance with this Plan of Arrangement.
(c)	Until such time as a Participating Premier Shareholder delivers to the Depositary a duly completed Letter of Transmittal, together with such documents, certificates and instruments contemplated by the Letter of Transmittal and such other documents and instruments as the Depositary or Equinox Gold reasonably requires (the “Transmittal Documents”), the SpinCo Shares and Consideration Shares to which such Participating Premier Shareholder is entitled shall, in each case, following delivery of such SpinCo Shares and Consideration Shares to the Depositary in accordance with Section 4.2(a), be held by the Depositary in trust for such Participating Premier Shareholder for delivery to the Participating Premier Shareholder upon delivery of the Letter of Transmittal and Transmittal Documents, if any, to the Depositary in accordance with this Section 4.2.
(d)	Upon delivery by a Participating Premier Shareholder to the Depositary of (i) a duly completed and executed Letter of Transmittal in respect of Premier Shares held by such Participating Premier Shareholder that were exchanged for New Premier Shares and SpinCo Shares in accordance with Section 2.4, and (ii) with any required Transmittal Documents, including any share certificate(s) or DRS Advice(s) representing such exchanged Premier Shares, the holder of such exchanged Premier Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate or DRS Advice representing the Consideration Shares and a certificate or DRS Advice representing the SpinCo Shares to which such holder is entitled to receive in accordance with this Plan of Arrangement, less any amounts withheld pursuant to Section 4.6.

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(e)	After the Effective Time and until surrendered for cancellation as contemplated by this Section 4.2, each certificate that immediately prior to the Effective Time represented one or more Premier Shares shall be deemed at all times to represent only the right to receive in exchange therefor the consideration that the holder of such certificate is entitled to receive in accordance with this Plan of Arrangement.

4.3           Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding Premier Shares that were exchanged in accordance with Section 2.4 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Consideration Shares and a certificate representing the SpinCo Shares that such holder is entitled to receive in accordance with Section 2.4. When authorizing such delivery of such certificate representing the Consideration Shares and such certificate representing the SpinCo Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such certificate representing the Consideration Shares and such certificate representing such SpinCo Shares is to be delivered shall, as a condition precedent to the delivery of such certificate representing the Consideration Shares and such certificate representing the SpinCo Shares, give a bond satisfactory to Equinox Gold, SpinCo and the Depositary in such amount as Equinox Gold, SpinCo and the Depositary may direct, or otherwise indemnify Equinox Gold, SpinCo and the Depositary in a manner satisfactory to Equinox Gold, SpinCo and the Depositary, against any claim that may be made against Equinox Gold, SpinCo and the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the constating documents of Premier.

4.4           Fractional Shares

No fractional SpinCo Shares or fractional Equinox Gold Shares will be delivered to Participating Premier Shareholders pursuant to the Arrangement, and (i) the aggregate number of SpinCo Shares that a Participating Premier Shareholder is otherwise entitled to receive pursuant Section 2.4(n) will, in each case, be rounded down to the next whole number, without any payment or compensation to the Participating Premier Shareholder for any cancelled fraction of a SpinCo Share, and (ii) the aggregate number of Equinox Gold Shares that a Participating Premier Shareholder is otherwise entitled to receive pursuant Section 2.4(p) will, in each case, be rounded down to the next whole number, without any payment or compensation to the Participating Premier Shareholder for any cancelled fraction of an Equinox Gold Share.

4.5           Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Equinox Gold Shares and SpinCo Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Premier Shares unless and until the holder of such certificate shall have complied with the provisions of Section 4.2 or Section 4.3. Subject to applicable law and to Section 4.6, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Consideration Shares and certificate representing the SpinCo Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such SpinCo Shares and Consideration Shares.

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4.6           Withholding Rights

Equinox Gold, Premier, SpinCo, the Depositary and the Premier Employee Payment Agent shall be entitled to deduct and withhold from the Consideration Shares, SpinCo Shares or other amounts payable to any Person including, for greater certainty, on payments to holders of Premier RSUs or Premier DSUs, under this Plan of Arrangement such amounts as Equinox Gold, Premier, SpinCo, the Depositary and the Premier Employee Payment Agent are required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

4.7           Limitation and Proscription

To the extent that a Participating Premier Shareholder shall not have complied with the provisions of Section 4.2 or Section 4.3 on or before the date that is six years after the Effective Date (the “final proscription date”), then the Consideration Shares and SpinCo Shares that such Participating Premier Shareholder was otherwise entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the Depositary shall deliver the certificate representing such cancelled Consideration Shares to Equinox Gold and the certificate representing such cancelled SpinCo Shares to SpinCo, and the interest of the Participating Premier Shareholder in such Consideration Shares and SpinCo Shares to which it was otherwise entitled shall be terminated as of such final proscription date.

Immediately following the completion of the transactions contemplated by Section 2.4, the following will cease to be a claim against, or interest of any kind or nature whatsoever in, Premier or any of its successors or assigns:

(a)	all Premier Shares (including any Premier Shares issuable on the exercise of any Premier Options, Premier Warrants, Premier DSUs or Premier RSUs);
(b)	all New Premier Shares (including any New Premier Shares issuable on the exercise of any Replacement Premier Options, Premier Warrants, Premier DSUs or Premier RSUs); and
(c)	all Premier Options, Replacement Premier Options, Premier DSUs and Premier RSUs, and any other rights, agreements, understandings or claims to acquire Premier Shares or other securities of Premier (including pursuant to the Premier Warrants).

4.8           Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Premier Shares, Premier Options, Premier RSUs and Premier DSUs issued or outstanding at or prior to the Effective Time, (b) the rights and obligations of the Premier Shareholders, the Premier Optionholders, Premier RSU Holders and the Premier DSU Holders, and of Premier, Equinox Gold, the Depositary and any transfer agent or other depositary, in relation to the Premier Shares, New Premier Shares, Premier Options, Replacement Premier Options, Premier RSUs and Premier DSUs shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Premier Shares, Premier Options, Premier RSUs or Premier DSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

A-16

4.9           U.S. Securities Laws Exemption.

Notwithstanding any provision herein to the contrary, the Parties agree that this Plan of Arrangement will be carried out with the intention that all of the New Premier Common Shares, SpinCo Distribution Shares and Equinox Gold Shares constituting the New Premier Share Per Share Consideration issued pursuant to this Plan of Arrangement, as well as the Replacement Premier Options, Replacement SpinCo Options and Replacement Equinox Gold Options, will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof.

Article 5
AMENDMENTS

5.1           Amendments to Plan of Arrangement

(a)	The Parties may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must:
(i)	be set out in writing;
(ii)	be approved by each of the Parties (in each case, acting reasonably);
(iii)	be filed with the Court and, if made following the Premier Meeting, approved by the Court; and
(iv)	be communicated to the Premier Securityholders if and as required by the Court.
(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Premier at any time prior to the Premier Meeting (provided that Equinox Gold, acting reasonably, has consented thereto in writing) with or without any other prior notice or communication (except to the extent required by the Court), and if so proposed and accepted by the Persons voting at the Premier Meeting (other than as may be required under the Interim Order) becomes part of this Plan of Arrangement for all purposes.
(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Premier Meeting is effective only if:
(i)	it is consented to in writing by each of the Parties (in each case, acting reasonably); and
(ii)	if required by the Court, it is consented to by holders of Premier Shares or holders of any other securities of Premier, as applicable, voting in the manner directed by the Court.

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(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Equinox Gold, provided that it concerns a matter that, in the reasonable opinion of Equinox Gold, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of SpinCo or any former holder of Premier Shares, Premier Options, Premier Warrants, Premier RSUs or Premier DSUs, and such amendments, modifications or supplements to the Plan of Arrangement need not be filed with Court or communicated to the Premier Shareholders or other securityholders of Premier.

Article 6
FURTHER ASSURANCES

6.1           Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

A-18

Schedule B
TO THE ARRANGEMENT AGREEMENT

ARRANGEMENT RESOLUTION

The text of the Arrangement Resolution which the securityholders will be asked to pass at the Premier Meeting is as follows:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(1)	the arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Equinox Gold Corp. (“Equinox Gold”), Premier Gold Mines Limited (“Premier”) and i-80 Gold Corp. (“SpinCo”) and securityholders of Premier, all as more particularly described and set forth in the management information circular (the “Circular”) of Premier accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;
(2)	the arrangement agreement (the “Arrangement Agreement”) among Equinox Gold, Premier and SpinCo dated December 16, 2020 and all the transactions contemplated therein, the full text of which is attached as a schedule to the Circular, the actions of the directors of Premier in approving the Arrangement and the actions of the directors and officers of Premier in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;
(3)	the plan of arrangement (the “Plan of Arrangement”) of Premier implementing the Arrangement, the full text of which is set out in Schedule “A” to the Arrangement Agreement (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;
(4)	notwithstanding that this resolution has been passed (and the Arrangement approved) by the securityholders of Premier or that the Arrangement has been approved by the Supreme Court of Ontario, the directors of Premier are hereby authorized and empowered, without further notice to, or approval of, the securityholders of Premier to:
a.	amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or
b.	subject to the terms of the Arrangement Agreement, not proceed with the Arrangement;
(5)	Premier is hereby authorized to apply for a final order from the Supreme Court of Ontario to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended);
(6)	any director or officer of Premier is hereby authorized and directed for and on behalf of Premier to execute, whether under corporate seal of Premier or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the OBCA in accordance with the Arrangement Agreement for filing; and
(7)	any one or more directors or officers of Premier is hereby authorized, for and on behalf and in the name of Premier, to execute and deliver, whether under corporate seal of Premier or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

a.	all actions required to be taken by or on behalf of Premier, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and
b.	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Premier;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE C
TO THE ARRANGEMENT AGREEMENT

KEY REGULATORY APPROVALS

Equinox Gold and Premier

Approval of the Mexican Federal Economic Competition Commission (COFECE) for the transaction contemplated in this Agreement.

Equinox Gold

Approval of the listing and posting for trading on the TSX and the NYSE, subject only to satisfaction of the standard listing conditions, of the Consideration Shares, the Equinox Gold Shares underlying the Replacement Equinox Gold Options and the Equinox Gold Shares underlying the Premier Warrants at the Effective Time.

Premier

Approval by the TSX in respect of amendments to the Premier Share Incentive Plan necessary to permit the exchange of the Premier Options for Replacement Premier Options and Replacement SpinCo Options pursuant to the Arrangement.

SCHEDULE D
TO THE ARRANGEMENT AGREEMENT

KEY THIRD PARTY CONSENTS

1.	Pursuant to the Investec Credit Agreement (i) the consent required to proceed with the transactions contemplated by this Agreement, the Plan of Arrangement and the SpinCo Transactions, including any amendments to the Investec Credit Agreement and the Credit Documents (as defined therein); and (ii) releases of SpinCo, its subsidiaries and their respective assets from all security, obligations, liabilities, requirements or conditions of the Investec Credit Agreement, to the satisfaction of Premier, acting reasonably;

2.	Pursuant to the Nomad Gold Prepay Agreement (i) the consent required to proceed with the transactions contemplated by this Agreement, the Plan of Arrangement and the SpinCo Transactions, including any amendments to the Nomad Gold Prepay Agreement and the Loan Documents (as defined therein); and (ii) releases of SpinCo, its subsidiaries and their respective assets from all security, obligations, liabilities, requirements or conditions of the Nomad Gold Prepay Agreement, to the satisfaction of Premier, acting reasonably;

3.	Pursuant to the Nomad Stream Agreement (i) the consent required to proceed with the transactions contemplated by this Agreement, the Plan of Arrangement and the SpinCo Transactions, including any amendments to the Nomad Stream Agreement and the Stream Documents (as defined therein); and (ii) releases of SpinCo, its subsidiaries and their respective assets from all obligations, liabilities, requirements or conditions of the Nomad Stream Agreement, to the satisfaction of Premier, acting reasonably;

4.	Pursuant to the Orion Offtake Agreement (i) the consent required to proceed with the SpinCo Transactions, including any amendments to the Orion Offtake Agreement; and (ii) releases of SpinCo, its subsidiaries and their respective assets from all obligations, liabilities, requirements or conditions of the Orion Offtake Agreement, to the satisfaction of Premier, acting reasonably.

SCHEDULE E
TO THE ARRANGEMENT AGREEMENT

SPINCO SUPPORT AGREEMENT

See Attached

SUPPORT AGREEMENT

BETWEEN

i-80 GOLD CORP.

AND

EQUINOX GOLD CORP.

DATED AS OF [●], 2021

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT is entered into as of [●], 2021 between:

i-80 GOLD CORP., a company incorporated under the laws of the Province of British Columbia (the “Corporation”); and

EQUINOX GOLD CORP., a company incorporated under the laws of the Province of British Columbia (“Equinox Gold”).

WHEREAS Equinox Gold, Premier Gold Mines Limited (“Premier”) and the Corporation are parties to an arrangement agreement dated December 16, 2020 (the “Arrangement Agreement”) pursuant to which Equinox Gold will acquire all of the issued and outstanding shares in the capital of Premier following a spin-out of the Corporation pursuant to a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Ontario);

WHEREAS in connection with, and as a condition to, the completion of the Arrangement, the Parties hereto desire to enter into this Agreement to govern certain of their rights, duties and obligations;

NOW THEREFORE, THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants, agreements, representations, warranties and indemnities herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties to this Agreement (together, the “Parties” and, individually, a “Party”) covenant and agree as follows:

ARTICLE 1– INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

“Affiliate” has the meaning assigned thereto in the BCBCA;

“Agreement” means this Support Agreement, including its recitals, as amended from time to time.

“Anti-Dilution Non-Cash Securities” has the meaning assigned thereto in Section 3.3(b).

“Anti-Dilution Top-Up Shares” has the meaning assigned thereto in Section 3.5(a).

“Applicable Law” means all laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licenses, orders, directives, judgments, decrees, and other governmental restrictions, including permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature, having application, directly or indirectly, to the Parties to this Agreement and their respective Affiliates, or the transactions contemplated by this Agreement, and includes the rules and policies of any stock exchange or securities market upon which a Party or any of its Affiliates has securities listed or quoted.

“BCBCA” means the Business Corporations Act (British Columbia).

“Board” means the board of directors of the Corporation.

“Bought Deal” means a fully underwritten offering of securities by the Corporation on a bought deal basis pursuant to which an underwriter has committed to purchase securities of the Corporation pursuant to a “bought deal” letter prior to the filing of a preliminary Prospectus.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which chartered banks are closed for business in Vancouver, British Columbia or Toronto, Ontario.

“Canadian Securities Laws” means the securities legislation of each jurisdiction of Canada in which the Corporation is at the relevant time a reporting issuer (or the equivalent), together with applicable published policy statements and blanket rulings and orders issued by the applicable Securities Regulator, all as amended and in effect from time to time.

“Closing Date” means the “Effective Time”, as that term is defined in the Arrangement Agreement.

“Common Shares” means the common shares of the Corporation.

“Convertible Securities” means any securities convertible into or exercisable or exchangeable for Common Shares, including convertible debt securities and rights to purchase equity securities.

“Demand Date” is the date on which Equinox Gold demands mandatory registration rights in accordance with Section 4.1.

“Director Eligibility Criteria” has the meaning assigned thereto in Section 2.1.

“Eligible Jurisdiction” means each Canadian jurisdiction (other than Quebec) in which the Corporation is, at the relevant time, a “reporting issuer” (or the equivalent) under the applicable Canadian Securities Laws of that jurisdiction.

“Equity Financing” means the issuance and sale of Equity Securities, directly or indirectly, for cash or cash equivalents.

“Equity Financing Notice” has the meaning assigned thereto in Section 3.2(a).

“Equity Securities” means the Common Shares or Convertible Securities.

“Exchange” means the Toronto Stock Exchange, or any stock exchange on which the Common Shares are listed at any given time.

“Equinox Equity Right” has the meaning assigned thereto in Section 3.1.

“Equinox Nominee” has the meaning assigned thereto in Section 2.1(b).

“Equinox Pro Forma Percentage” means the percentage of the issued and outstanding Common Shares owned beneficially by Equinox Gold and its Affiliates, collectively, calculated in accordance with Section 1.3.

“Governmental Authority” means any domestic, foreign, federal, provincial, state or local legislative, executive, judicial, regulatory, arbitral or administrative body having or purporting to have jurisdiction in the relevant circumstances, including any department, commission, board, agency, bureau, subdivision or instrumentality thereof.

“Mandatory Shelf Prospectus” has the meaning assigned thereto in Section 4.1(a).

“NI 44 102” means National Instrument 44 102 - Shelf Distributions, of the Canadian Securities Administrators.

“Non-Cash Consideration Value” means, in the case of a Non-Cash Transaction under which the Corporation issues Equity Securities for non-cash consideration, the implied price per Equity Security based upon the fair market value of the non-cash consideration received by the Corporation as determined in good faith by the Board.

“Non-Cash Transaction” means a transaction whereby the Corporation issues Equity Securities for non-cash consideration, or as a result of a consolidation, amalgamation, merger, arrangement, corporate reorganization or similar transaction or business reorganization resulting in a combined company.

“Non-Cash Transaction Notice” has the meaning assigned thereto in Section 3.3(a).

“Outstanding (Partially-Diluted) Equity Securities” means the number of the Common Shares issued and outstanding at a particular time on a partially-diluted basis (assuming conversion or exercise of all Convertible Securities held by Equinox Gold).

“Parties” means Equinox Gold and the Corporation and “Party” means any one of them.

“person” means any individual, sole proprietorship, limited or unlimited liability company, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, body corporate, joint venture, trust, pension fund, union, Governmental Authority, and a natural person including in such person’s capacity as trustee, heir, beneficiary, executor, administrator or other legal representative.

“Piggyback Prospectus” has the meaning assigned thereto in Section 4.1(a)(ii).

“Principal Securities Regulator” means (a) if a Prospectus is to be filed in more than one Eligible Jurisdiction, the Securities Regulator that is the “principal regulator” with respect to such Prospectus pursuant to the Canadian Review System, and (b) if a Prospectus is to be filed in only one Eligible Jurisdiction, the Securities Regulator for that Eligible Jurisdiction.

“Prospectus” means a prospectus (including a preliminary prospectus) of the Corporation filed in one or more Eligible Jurisdictions pursuant to applicable Canadian Securities Laws qualifying Registrable Shares for public distribution in such Eligible Jurisdictions, including all amendments and supplements to such prospectus, and all material incorporated by reference or deemed to be incorporated by reference, if any, in such prospectus.

“Registrable Shares” means the Common Shares at any time owned, either of record or beneficially, by Equinox Gold that were first issued to Equinox Gold pursuant to the Arrangement.

“Registration Expenses means any and all expenses incident to the performance of or compliance with this Agreement, including: (a) all applicable securities commissions, Securities Regulator, securities exchange or marketplace, listing, inclusion, and filing fees, (b) all expenses of any Persons in preparing or assisting in preparing, word processing, duplicating, printing, delivering, and distributing any Prospectus, any amendments or supplements thereto, any underwriting agreements, securities sales agreements, certificates, and any other documents relating to the performance under and compliance with this Agreement and any out-of-pocket costs relating to road shows (including the expenses of the Corporation, the underwriters or agents, as applicable, involved in such road show), (c) the fees and disbursements of counsel for the Corporation, of the independent public accountants of the Corporation (including the expenses of “comfort” letters required by or incident to such performance) and of any underwriters or agents (including the reasonable legal fees and disbursements of underwriters’ or agents ’counsel), provided that if Equinox Gold determines to conduct an Underwritten Offering pursuant to Section 4.1(a)(ii), then Equinox Gold shall pay for the fees and disbursements of the underwriters’ or agents’ counsel and of the independent public accountants of the Corporation (including the expenses of “comfort” letters required by or incident to such performance), and (d) any fees and disbursements customarily paid in issues and sales of securities (including the fees and expenses of any experts retained by the Corporation in connection with any Prospectus); provided, however, that Registration Expenses shall exclude brokers’ or underwriters’ discounts and commissions and transfer taxes, if any, relating to the sale or disposition of Registrable Shares by Equinox Gold.

“Representatives” means, with respect to a person, such person’s officers, directors, employees, agents, professional advisors, counsel and other representatives.

“Securities Regulator” means, with respect to each Eligible Jurisdiction, the securities regulatory authority or securities regulator, as applicable, under the applicable Canadian Securities Laws of such Eligible Jurisdiction.

“Shareholders” means the shareholders of the Corporation.

“Top-Up Day” has the meaning assigned thereto in Section 3.5(a).

“Underwritten Offering” means a sale of securities of the Corporation to an underwriter or underwriters for reoffering to the public.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated by the United States Securities and Exchange Commission thereunder.

1.2	Interpretation

For the purposes of this Agreement, except as otherwise expressly provided:

(a)	“this Agreement” means this agreement, including the schedules hereto, and not any particular part, section or other portion hereof, and includes any agreement, document or instrument entered into, made or delivered pursuant to the terms hereof, as the same may, from time to time, be supplemented or amended and in effect;
(b)	all references in this Agreement to a designated “Article”, “Part”, “Section”, “subsection” or other subdivision or to a schedule are references to the designated part, section, subsection or other subdivision of, or schedule to, this Agreement;
(c)	the words “hereof”, “herein”, “hereto” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular part, section, subsection or other subdivision or schedule unless the context or subject matter otherwise requires;
(d)	the division of this Agreement into parts, sections and other portions and the insertion of headings are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(e)	unless otherwise provided herein, all references to currency in this Agreement are to lawful money of Canada and, for greater certainty, “$” means Canadian dollars;
(f)	a reference in this Agreement to a statute includes all regulations made thereunder, all amendments to the statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations;
(g)	the singular of any term includes the plural, and vice versa, and words importing any gender include all genders, and the word “including” is not limiting whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto; and
(h)	in the event that any date on which any action is required to be taken hereunder by any of the Parties hereto is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.
1.3

Attached to and forming part of this Agreement are the following schedules:

Schedule A – Registration Rights Procedures

1.4	Calculation of Equinox Pro Forma Percentage

Subject to Section 3.2(c) and Section 3.4(a), for the purposes of this Agreement, the Equinox Pro Forma Percentage at any given time shall be calculated by using the number of the Common Shares owned beneficially by Equinox Gold and its Affiliates, collectively, at the relevant time, and dividing such number by the number of Outstanding (Partially-Diluted) Equity Securities.

ARTICLE 2– GOVERNANCE

2.1	Right to Nominate Directors
(a)	On the Closing Date, an individual nominated by Equinox Gold (the “Initial Equinox Nominee”) will be appointed to the Board, provided that the Initial Equinox Nominee (i) is identified by Equinox Gold to the Corporation prior to the Closing Date, (ii) consents in writing to serve as a director, (iii) meets the qualification requirements to serve as a director under the BCBCA, the applicable rules of the TSX and all other regulatory requirements and (iv) and the Board has approved the nominee, acting reasonably (collectively, the “Director Eligibility Criteria”).
(b)	For so long as the Equinox Pro Forma Percentage is at least 20%, Equinox Gold shall be entitled to designate one individual to be nominated at each meeting of Shareholders at which directors of the Corporation are to be elected (the “Equinox Nominee”).
(c)	The Corporation agrees that except as otherwise provided herein or with the prior written consent of Equinox Gold, the size of the Board shall not be increased above 10 directors.
(d)	Any Equinox Nominee shall at the time of election or appointment to the Board for the first time meet the Director Eligibility Criteria.

(e)	The Corporation shall cause the Equinox Nominee to be included in the slate of nominees proposed by the Board to its Shareholders for approval as directors at each meeting of the Shareholders at which directors are to be elected by Shareholders.
(f)	The Corporation shall use commercially reasonable efforts to cause the election of the Equinox Nominee, including soliciting proxies in favour of the election of the Equinox Nominee.
(g)	The Corporation shall notify Equinox Gold in writing promptly upon determining the date of any meeting of shareholders at which directors are to be elected.
(h)	Equinox Gold shall, after consultation with the Corporation in good faith, advise the Corporation of the identity of the Equinox Nominee within five (5) Business Days following receipt by Equinox Gold of written notice of the meeting as set forth in Section 2.1(g). If Equinox Gold does not advise the Corporation of the identity of the Equinox Nominee prior to such deadline, then Equinox Gold will be deemed to have nominated the incumbent Equinox Nominee(s).
(i)	If any Equinox Nominee ceases to hold office as a director of the Corporation for any reason (including death, disability, resignation or removal by the Corporation), Equinox Gold shall be entitled to nominate an individual (so long as such individual satisfies the Director Eligibility Criteria) to replace him or her and the Corporation shall promptly take commercially reasonable steps to appoint, within 15 days of such nomination, such individual to the Board to replace the Equinox Nominee who has ceased to hold office. Any such succeeding individual shall thereafter be an Equinox Nominee.
2.2	Management to Nominate and Vote
(a)	For so long as the Equinox Pro Forma Percentage is at least 20%, the Corporation hereby agrees that it shall cause the management of the Corporation to, in respect of every meeting of Shareholders at which the election of the directors is to be considered, and at every reconvened meeting following an adjournment or postponement thereof, nominate and recommend the Equinox Nominee identified in the Corporation’s proxy materials for election to the Board so long as such Equinox Nominee satisfies the Director Eligibility Criteria, and shall vote the Common Shares in respect of which management is granted a discretionary proxy in favour of the election of such Equinox Nominee to the Board at every such meeting.
2.3	Representation on Board Committees

Subject to Applicable Law including, as applicable, any director independence and/or financial literacy requirements, Equinox Gold shall have the right to appoint an Equinox Nominee, and the Corporation shall cause the Equinox Nominee to be appointed, to the Corporation’s Audit Committee, Compensation and Corporate Governance Committee and such other committees of the Board as the Board may establish in its discretion.

ARTICLE 3– MATTERS WITH RESPECT TO THE COMMON SHARES

3.1	Equinox Equity Rights

As of the Closing Date, and for so long as the Equinox Pro Forma Percentage is at least 20%, Equinox Gold shall have the right (the “Equinox Equity Right”) to maintain the Equinox Pro Forma Percentage in the issued and outstanding Common Shares in the event that the Corporation issues any Equity Securities pursuant to (i) an Equity Financing or (ii) a Non-Cash Transaction (assuming, in the case of an Equity Financing which includes the issuance of Convertible Securities, the full conversion of such Convertible Securities), in each case following the issuance, if any, of Equity Securities to Persons having similar rights in respect of the issuance of Equity Securities.

3.2	Equity Financing

As of the Closing Date, and for so long as the Equinox Pro Forma Percentage is at least 20%, in the event that the Corporation proposes to issue Equity Securities in connection with an Equity Financing, other than pursuant to Section 3.5:

(a)	the Corporation shall deliver a notice to Equinox Gold in writing as soon as possible prior to the public announcement of the Equity Financing, but in any event at least fifteen days prior to the proposed closing date of the Equity Financing (the “Equity Financing Notice”) specifying: (i) the total number of Outstanding (Partially-Diluted) Equity Securities; (ii) the total number of Equity Securities which are proposed to be offered for sale; (iii) the rights, privileges, restrictions, terms and conditions of the Equity Securities proposed to be offered for sale; (iv) the consideration for which the Equity Securities are proposed to be offered for sale, provided that in the event such consideration is not determinable as of the date of the Equity Financing Notice, such information may be omitted from the Equity Financing Notice, but shall, in any event, be communicated to Equinox Gold in writing no later than seven days prior to the proposed closing date of the Equity Financing; and (v) the proposed closing date of the Equity Financing;
(b)	Equinox Gold shall have the right to subscribe for and purchase up to that number of Equity Securities that the Corporation proposes to offer for sale as described in the Equity Financing Notice as equals the Equinox Pro Forma Percentage immediately prior to the first public announcement of the proposed Equity Financing multiplied by the number of Equity Securities actually issued in such Equity Financing. Equinox Gold shall have the option to subscribe for and purchase the Equity Securities for the consideration and on the same terms and conditions as offered to the other potential purchasers, all as set forth in the Equity Financing Notice. If Equinox Gold elects to subscribe for such Equity Securities, Equinox Gold shall provide written notice to the Corporation at least five (5) Business Days prior to the proposed closing date of the Equity Financing (the “Participation Period”); provided that if the Corporation is proposing to undertake a Bought Deal in respect of such Equity Securities, the Corporation shall give such notice to Equinox Gold, including anticipated pricing, as early as practicable in the circumstances in light of the speed and urgency under which Bought Deals are conducted (but not less than three days prior to the launch or public announcement of such Bought Deal) and Equinox Gold shall have two days from the date the Corporation advises it of such proposed Bought Deal to notify the Corporation in writing of the number of Equity Securities that Equinox Gold elects to subscribe for and purchase. Subject to Section 3.2(c), the subscription elected by Equinox Gold pursuant to this Section 3.2(b) shall close concurrently with the closing of the Equity Financing; and

(c)	Equinox Gold agrees that if the Corporation decides to complete an Equity Financing prior to the expiry of the Participation Period or without Equinox Gold’s participation, it shall be entitled to do so, provided that to the extent Equinox Gold has exercised or exercises any Equinox Equity Right in accordance with this Section 3.2, the Corporation will sell the applicable number of Equity Securities to Equinox Gold on or before the date that is fifteen (15) Business Days following the completion of the Equity Financing, and provided, further, that until the closing of such sale to Equinox Gold (i) the Corporation will not hold any meetings of its Shareholders, and (ii) the Equinox Pro Forma Percentage for the purposes of this Agreement shall be deemed to be the Equinox Pro Forma Percentage immediately prior to the completion of the Equity Financing.
3.3	Non-Cash Transactions

As of the Closing Date, and for so long as the Equinox Pro Forma Percentage is at least 20%, in the event that the Corporation proposes to issue Equity Securities in connection with a Non-Cash Transaction, other than pursuant to Section 3.5:

(a)	the Corporation shall deliver a notice to Equinox Gold in writing as soon as possible prior to the public announcement of the Non-Cash Transaction, but in any event at least fifteen days prior to the proposed closing date of the Non-Cash Transaction (the “Non-Cash Transaction Notice”) specifying: (i) the total number of Outstanding (Partially-Diluted) Equity Securities; (ii) the total number of Equity Securities which are proposed to be offered for sale in connection with the Non-Cash Transaction; (iii) the Non-Cash Consideration Value; and (iv) the proposed closing date of the Non-Cash Transaction;
(b)	Equinox Gold shall have the right to subscribe for and purchase that number (the “Anti-Dilution Non-Cash Securities”) of Equity Securities that the Corporation proposes to offer for sale as described in the Non-Cash Transaction Notice such that Equinox Gold and its Affiliates collectively may maintain the Equinox Pro Forma Percentage immediately prior to the closing of the Non-Cash Transaction. Equinox Gold shall have the option to subscribe for and purchase the Anti-Dilution Non-Cash Securities for consideration equal to the product of the number of Anti-Dilution Non-Cash Securities multiplied by the Non-Cash Consideration Value, all as set forth in the Non-Cash Transaction Notice. If Equinox Gold elects to subscribe for such Anti-Dilution Non-Cash Securities, Equinox Gold shall provide written notice to the Corporation at least five (5) Business Days prior to the proposed closing date of the Non-Cash Transaction; and
(c)	to the extent Equinox Gold has exercised or exercises any Equinox Equity Right in accordance with this Section 3.3, the Corporation will sell the applicable number of Anti-Dilution Non-Cash Securities to Equinox Gold on or before the date that is fifteen (15) Business Days following the completion of the Non-Cash Transaction, and provided, further, that until the closing of such sale to Equinox Gold (i) the Corporation will not hold any meetings of its Shareholders, and (ii) the Equinox Pro Forma Percentage for the purposes of this Agreement shall be deemed to be the Equinox Pro Forma Percentage immediately prior to the completion of the Non-Cash Transaction.
3.4	Approvals in Connection with Equinox Equity Rights
(a)	If Equinox Gold exercises the Equinox Equity Right and the Corporation is required, under the rules and policies of the Exchange or under applicable Canadian Securities Laws, to seek Shareholder approval for the issuance of the Equity Securities to Equinox Gold pursuant to Section 3.3, the Corporation shall use commercially reasonable efforts to, at its expense, duly call and hold a meeting of its Shareholders to consider (and the Corporation shall recommend that Shareholders vote in favour of) the issuance of the Equity Securities to Equinox Gold within 75 days after the date that the Corporation is advised by the Exchange or determines in accordance with applicable Canadian Securities Laws that it will require such Shareholder approval. The Corporation may close any such issuance of Equity Securities prior to obtaining Shareholder approval; provided that, during the period between the closing of any such Equity Financing and the date of the Shareholder meeting to consider the issuance of the Equity Securities to Equinox Gold, the Equinox Pro Forma Percentage for the purposes of this Agreement shall be deemed to be the Equinox Pro Forma Percentage immediately prior to the closing of the Equity Financing.

(b)	If Equinox Gold exercises the Equinox Equity Right and the Corporation is required, under the rules and policies of the Exchange or under applicable Canadian Securities Laws, to seek Shareholder approval for the issuance of the Equity Securities to Equinox Gold pursuant to Section 3.2, the Corporation shall seek such Shareholder approval (and the Corporation shall recommend that Shareholders vote in favour of) at the next meeting of Shareholders that occurs more than 30 days after the closing date of the relevant Equity Financing.
(c)	If Equinox Gold exercises the Equinox Equity Right and the Corporation is required, under the rules and policies of the Exchange or under applicable Canadian Securities Laws, to seek or obtain approval of the Exchange or Securities Regulator or any other person (other than Shareholders) for the issuance of the Equity Securities to Equinox Gold pursuant to Section 3.2 or Section 3.3, the Corporation shall use commercially reasonable efforts to obtain such approvals or authorizations prior to any issuance of Equity Securities such that Equinox Gold is able to fully exercise its rights under Section 3.2 or Section 3.3 in accordance with the terms set out therein.
3.5	Top-Up Right.

For so long as the Equinox Pro Forma Percentage is at least 20%, upon the issuance by the Corporation of Common Shares pursuant to (i) convertible securities existing as at the date of this Agreement; or (ii) any of the Corporation’s security-based compensation arrangements:

(a)	Equinox Gold shall have the right to subscribe for additional Common Shares of the Corporation (the “Anti-Dilution Top-Up Shares”) with effect from the first Business Day following each public release by the Corporation of its annual results or its results for its second quarter, as applicable (each, a “Top-Up Day”) to maintain the Equinox Pro Forma Percentage as at the immediately preceding Top-Up Day (but after taking account of any exercise or non-exercise of the Equinox Equity Right since such preceding Top-Up Day);
(b)	for the purposes of the first Top-Up Day following the Closing Date, the preceding Top-Up Day shall be deemed to be the date of this Agreement and the Equinox Pro Forma Percentage upon such date shall be deemed to be the Equinox Pro Forma Percentage upon the Closing Date;
(c)	Equinox Gold shall provide written notice to the Corporation of its election to acquire the Anti-Dilution Top-Up Shares on or before the date that is ten (10) Business Days following the relevant Top-Up Day; and

(d)	the Anti-Dilution Top-Up Shares shall be issued at a price equal to the greater of the volume weighted average trading price of the Common Shares for the five (5) trading days prior to the date of the written notice and the minimum price permitted by the Exchange.
3.6	Blackout Periods.

In relation to any exercise periods for Equinox Gold to elect to purchase any Equity Securities pursuant to the Equinox Equity Right or in accordance with Section 3.5, to the extent that Equinox Gold is restricted from trading in securities of the Corporation under Applicable Laws regulating insider trading, the relevant exercise period shall be extended until the second Business Day following the termination of such restriction.

ARTICLE 4– REGISTRATION RIGHTS

4.1	Mandatory Registration Rights
(a)	For so long as the Equinox Pro Forma Percentage is at least 20%, Equinox Gold may demand that the Corporation file in one or more Eligible Jurisdictions one or more base shelf prospectuses under NI 44 102 (including, as applicable, such other documents comprising the Prospectus of which the base shelf prospectus is a part, a “Mandatory Shelf Prospectus”) qualifying the Registrable Shares for public distribution in each such Eligible Jurisdiction.
(i)	The Corporation shall use its reasonable best efforts to cause a final receipt to be issued for the Mandatory Shelf Prospectus by the applicable Securities Regulators in the Eligible Jurisdictions within 120 days following the Demand Date, and to remain effective until the earlier of the date on which the Equinox Pro Forma Percentage falls below 20% and 25 months from the date on which the receipt is issued. The Mandatory Shelf Prospectus shall provide for the resale from time to time, and pursuant to any method or combination of methods legally available (including an Underwritten Offering, a direct sale to purchasers, an “at-the-market” offering through the facilities of the Exchange, or a sale through brokers or agents), by Equinox Gold and its Affiliates.
(ii)	If Equinox Gold proposes to conduct an Underwritten Offering under the Mandatory Shelf Prospectus, Equinox Gold shall advise the Corporation of the managing underwriters for such proposed Underwritten Offering. In such event, the Corporation shall enter into an underwriting agreement in customary form with the managing underwriters and shall take all such other reasonable actions as are requested by the managing underwriter in order to expedite or facilitate the qualification and the disposition of the Registrable Shares included in such Underwritten Offering, including the preparation and filing with the applicable Securities Regulators of a prospectus supplement to the Mandatory Shelf Prospectus; provided, however, that the Corporation shall not be required to conduct more than two such Underwritten Offerings during any 365 day period; provided, further, that the Corporation shall not be required to conduct any such Underwritten Offering unless the anticipated gross proceeds to Equinox Gold from such Underwritten Offering are at least $25 million; provided, further, that the Corporation shall use commercially reasonable efforts to make available appropriate officers of the Corporation or its Affiliates to participate in a “road show” or similar marketing effort being conducted by such underwriter with respect to such Underwritten Offering only if Equinox Gold reasonably anticipates gross proceeds from such Underwritten Offering of at least $75 million. If Equinox Gold proposes to distribute Registrable Shares through such Underwritten Offering, Equinox Gold shall enter into an underwriting agreement in customary form with the managing underwriters selected for such Underwritten Offering and complete and execute any questionnaires, personal information forms, powers of attorney, submissions to jurisdiction, certificates, undertakings, declarations, notices, indemnities, securities escrow agreements, and other documents reasonably required under the terms of such underwriting (including, without limitation, any documents required under applicable Canadian Securities Laws), and furnish to the Corporation such information in writing as the Corporation may reasonably request for inclusion in the Mandatory Shelf Prospectus. Notwithstanding any other provision of this Agreement, with respect to an Underwritten Offering pursuant to a Mandatory Shelf Prospectus, if the managing underwriters determine in good faith that marketing factors require a limitation on the number of shares to be included in such Underwritten Offering, then the managing underwriters may exclude shares (including Registrable Shares) from the Underwritten Offering, and any shares included in the Underwritten Offering shall be allocated to Equinox Gold to the extent of its requested amount of Registrable Shares to be included in the Underwritten Offering.

4.2	Piggyback Registration Rights
(a)	If, after the date hereof, the Corporation proposes to file a Prospectus providing for a public offering of the Corporation’s equity securities in one or more Eligible Jurisdictions (a “Piggyback Prospectus”), or conduct an Underwritten Offering pursuant to a Piggyback Prospectus, the Corporation will notify Equinox Gold of the proposed filing and Equinox Gold shall be given an opportunity to include in the public offering provided for under such Piggyback Prospectus or in the Underwritten Offering, as applicable, all or any part of their Registrable Shares; provided, however, that, except as set forth below, Equinox Gold shall not be given an opportunity to include Registrable Shares in any Underwritten Offering to the extent that the Corporation has been advised by the managing underwriter of such Underwritten Offering that the inclusion of any Registrable Shares for sale for the benefit of Equinox Gold will have a materially adverse effect on the price, timing, marketing, or distribution of the Common Shares. Within three (3) Business Days after delivery of the above-described notice by the Corporation, Equinox Gold has the right to notify the Corporation in writing of its intention to include its Registrable Shares in the public offering provided for under such Piggyback Prospectus or in the Underwritten Offering, as applicable, and, in such notice, shall inform the Corporation of the number of Registrable Shares that Equinox Gold wishes to so include, as applicable, and provide, as a condition to such inclusion, such information regarding Equinox Gold and its Registrable Shares as is required pursuant to applicable Canadian Securities Laws to effect the qualification of the Registrable Shares; provided, however, that if Equinox Gold has an Affiliate who is an officer or director of the Corporation (such as the Equinox Nominee), Equinox Gold shall provide such notice within two (2) Business Days after delivery of the above-described notice by the Corporation. If such written notification of Equinox Gold’s intent to include Registrable Shares in the public offering provided for under such Piggyback Prospectus or in the Underwritten Offering, as applicable, is not received by the Corporation within the applicable time-frames specified in the immediately preceding sentence, Equinox Gold shall have no right to so include any Registrable Shares.

(b)	Right to Terminate Piggyback Registration

At any time, the Corporation may terminate or withdraw any Piggyback Prospectus referred to in this Section 4.1(a)(ii), and without any obligation to Equinox Gold whether or not Equinox Gold has elected to include Registrable Shares in such qualification, as applicable. The Corporation may suspend the effectiveness and use of any Piggyback Prospectus at any time for an unlimited amount of time whether or not Equinox Gold has elected to include Registrable Shares in such qualification.

(c)	Underwriting

Any notice provided to Equinox Gold by the Corporation pursuant to Section 4.1(a) in connection with an Underwritten Offering shall advise Equinox Gold of the managing underwriters for any Underwritten Offering proposed under the Piggyback Prospectus. Equinox Gold’s right to include Registrable Shares in any Piggyback Prospectus pursuant to this Section 4.1(a)(ii) shall be conditioned upon participation in such Underwritten Offering and the inclusion of its Registrable Shares in the Underwritten Offering to the extent provided herein. Equinox Gold, if distributing its Registrable Shares through such Underwritten Offering, shall enter into an underwriting agreement in customary form with the managing underwriters selected for such Underwritten Offering and complete and execute any questionnaires, personal information forms, powers of attorney, submissions to jurisdiction, certificates, undertakings, declarations, notices, indemnities, securities escrow agreements, and other documents reasonably required under the terms of such underwriting (including, without limitation, any documents required under the applicable Canadian Securities Laws), and furnish to the Corporation such information in writing as the Corporation may reasonably request for inclusion in the Prospectus. Notwithstanding any other provision of this Agreement, with respect to an Underwritten Offering pursuant to a Piggyback Prospectus, if the managing underwriters determine in good faith that marketing factors require a limitation on the number of shares to be included in such Underwritten Offering, then the managing underwriters may exclude shares (including Registrable Shares) from the Underwritten Offering, and any shares included in the Underwritten Offering shall be allocated first, to the Corporation, and second, to Equinox Gold, and third, to any other person included in such Underwritten Offering. If Equinox Gold disapproves of the terms of any Underwritten Offering pursuant to a Piggyback Prospectus, Equinox Gold may elect to withdraw therefrom by written notice to the Corporation and the underwriter, delivered at any time prior to execution of a definitive underwriting agreement in connection with an Underwritten Offering pursuant to a Piggyback Prospectus.

(d)	Hold-Back Agreement

By electing to include Registrable Shares in an Underwritten Offering pursuant to a Piggyback Prospectus, Equinox Gold shall be deemed to have agreed not to effect any sale or distribution of securities of the Corporation of the same or similar class or classes of the securities qualified by the Prospectus or any securities convertible into or exchangeable or exercisable for such securities, including a sale pursuant to an exemption from the prospectus requirement under applicable Canadian Securities Laws or pursuant to Rule 144 under the U.S. Securities Act, during such periods as reasonably requested (but in no event longer than 30 days before or 90 days following the pricing of such Underwritten Offering by the representatives of the underwriters).

(e)	Mandatory Registration not Impacted by Piggyback Registration Statement

The Corporation’s obligation to file any Mandatory Shelf Prospectus shall not be affected by the filing or effectiveness of the Piggyback Prospectus, as applicable.

4.3	Expenses

The Corporation shall pay all Registration Expenses in connection with the registration of the Registrable Shares pursuant to this Agreement. If Equinox Gold determines to participate in an Underwritten Offering by the Corporation under a Piggyback Prospectus pursuant to Section 4.2(a), Equinox Gold shall bear all discounts and commissions payable to underwriters or brokers and all transfer taxes, if any, in connection with a qualification of its Registrable Shares pursuant to this Agreement and any other expense of Equinox Gold not specifically allocated to the Corporation pursuant to this Agreement relating to the sale or disposition of its Registrable Shares pursuant to any Prospectus. If Equinox Gold determines to conduct an Underwritten Offering pursuant to Section 4.1(a)(ii), Equinox Gold shall bear all discounts and commissions payable to underwriters or brokers and all transfer taxes, if any, in connection with a qualification of its Registrable Shares pursuant to this Agreement and any other expense of Equinox Gold not specifically allocated to the Corporation pursuant to this Agreement relating to the sale or disposition of its Registrable Shares pursuant to any Prospectus, including the fees and disbursements of the underwriters’ or agents’ counsel and of the independent public accountants of the Corporation (including the expenses of “comfort” letters required by or incident to such performance). Nothing herein shall require the Corporation to pay any fees, costs, or disbursements of or relating to counsel for Equinox Gold.

4.4	No Additional Demand Registration Rights

Unless otherwise consented to by Equinox Gold, which consent may be unreasonably withheld, the Corporation shall not grant to any other person a demand registration right to qualify Common Shares for sale to the public in an Underwritten Offering under NI 44--102.

4.5	Additional Common Shares

For the avoidance of doubt, the Corporation, at its option, may register for sale or resale, as applicable, under a Prospectus filed pursuant to this Agreement or otherwise, any number of unissued shares of Common Shares (or any other securities of the Corporation) or any shares of Common Shares (or other securities of the Corporation) owned by any security holder of the Corporation (other than Equinox Gold); provided, that, except as otherwise provided herein, in no event shall the inclusion of such securities in any such Prospectus reduce the amount offered for the account of Equinox Gold in any Underwritten Offering at the request of Equinox Gold pursuant to Section 4.1 hereof.

ARTICLE 5– STANDSTILL

5.1
(a)	Equinox Gold agrees that neither Equinox Gold nor any of its Affiliates will, without the prior written authorization of the Corporation or as otherwise expressly permitted under this Agreement or any way in connection with any other agreement between: (x) the Corporation (or any of its Affiliates) on the one hand; (y) and Equinox Gold (or any of its Affiliates) on the other hand, directly, indirectly, or jointly or in concert with any other person:

(i)	purchase, offer or agree to purchase or negotiate to purchase any securities or assets of the Corporation;
(ii)	enter into, offer, agree to enter into any business combination transaction or other extraordinary transaction involving or relating to the Corporation, or propose any of the foregoing;
(iii)	vote or cause to be voted any Common Shares beneficially held by Equinox Gold against the recommendation of management (such recommendation, a “Management Recommendation”) and the recommendation of the Board (such recommendation, a “Board Recommendation”) in respect of any vote on any item of business at any meeting of Shareholders of the Corporation unless such Management Recommendation and Board Recommendation is contrary to the election of the Equinox Nominee;
(iv)	unless and until such time as the Corporation or any of its Affiliates votes against or withholds its vote for the Equinox Nominee (or solicits or joins in or in any way participates in a solicitation of proxies for any such purpose), solicit or join in or in any way participate in a solicitation of proxies from the Shareholders with respect to the election of directors (other than for purposes of electing the Equinox Nominee); or
(v)	make any public announcement with respect to any of the foregoing.
(b)	Section 5.1(a) shall not apply to any purchase, offer or agreement to purchase or negotiation to purchase any Common Shares or Convertible Securities unless the acquisition of such Common Shares or Convertible Securities, calculated as at the date of the agreement to acquire such Common Shares or Convertible Securities, would result in Equinox Gold and its Affiliates owning more than 30% of the outstanding Common Shares in the aggregate (calculated on an fully diluted basis in respect of any class of Convertible Securities which Equinox Gold or of its Affiliates beneficially owns any Convertible Securities).
(c)	Section 5.1(a) shall not apply to (i) an offer to acquire by Equinox Gold any of its Affiliates, by way of a formal takeover bid in accordance with applicable Canadian Securities Laws, of all of the issued and outstanding Common Shares not owned by Equinox Gold and its Affiliates, (ii) any purchase, offer or agreement to purchase or negotiation to purchase any Common Shares or Convertible Securities in connection therewith and (iii) any public announcement with respect to any of the foregoing.
(d)	Section 5.1(a) shall cease to be of any force or effect as and from the date of public announcement of or public disclosure of commencement of:
(i)	a take-over bid conducted in accordance with applicable Canadian Securities Laws, which if completed would result in the acquisition of 50% or more of the Common Shares by any person or group of persons (other than Equinox Gold or any of its Affiliates) (a “Bid Transaction”) that the Board has determined is, on the basis of the identity of the bidder and the value of consideration offered, reasonably likely to be consummated in accordance with its terms (a “Credible Bid Transaction”); or

(ii)	any merger, asset purchase and sale or other business combination transaction or other extraordinary transaction involving or relating to the Corporation or any of its Subsidiaries, which if completed would result in (A) any class of outstanding voting securities of the Corporation being converted into cash or securities of another person resulting in Shareholders holding less than 50% of the equity securities of the resulting Corporation, or (B) all or substantially all of the Corporation’s assets (on a consolidated basis) being sold to any person or group (other than Equinox Gold or any of its Affiliates) (a “Business Combination Transaction”),

to the earlier of the date of completion of the Credible Bid Transaction or Business Combination Transaction, as applicable, and the date of the withdrawal or cancellation of the Bid Transaction or Business Combination Transaction, as applicable, and, during such period, there shall be no restriction on the Equinox Gold or any of its Affiliates conducting any of the activities referred to in Section 5.1(a). The Corporation shall advise Equinox Gold in writing within seven days of the public announcement of a Bid Transaction whether such Bid Transaction is a Credible Bid Transaction and, in the absence of such notification, such Bid Transaction shall be deemed to be a Credible Bid Transaction. In addition, in the event the Corporation or the Board chooses to recommend or support a Bid Transaction such Bid Transaction shall be deemed to be a Credible Bid Transaction.

(e)	Section 5.1(a) shall cease to be of any force or effect as and from the earliest of:
(i)	the Equinox Pro Forma Percentage falling below 20% (subject to Article 7);
(ii)	(x) the Corporation becoming in material non-compliance with Article 2 or non-compliance with Article 3 of this Agreement and failing to cure such non-compliance within 30 Business Days following receipt of notice of non-compliance from Equinox Gold; or (y) there is a default under the Arrangement Agreement or any of the definitive agreements to be entered into pursuant to the Arrangement Agreement which is not cured within allowable timeframes, if any, thereunder; and
(iii)	1 year from the date of this Agreement;

and, after the occurrence of any such event in this Section 5.1(e), there shall be no restriction on Equinox Gold or any of its Affiliates conducting any of the activities referred to in Section 5.1(a) thereafter.

(f)	Notwithstanding any other provision of this Section 5.1, Equinox Gold and its Affiliates shall be permitted to (i) make a confidential proposal (a "Proposal") to the Board or the Corporation or any of their respective Affiliates regarding any of the transactions or activities contemplated in Section 5.1(a); (ii) enter into discussions or negotiations with the Corporation or its respective Affiliates with respect to the terms of any such Proposal; and (iii) enter into any agreement with the Corporation providing for the consummation of such Proposal; provided that neither Equinox Gold nor any of its Affiliates shall make any public disclosure of the making of or terms of such Proposal except with the prior written consent of the Corporation.

ARTICLE 6– OTHER COVENANTS

6.1	Conflicting Agreements

The Corporation agrees that: (i) it shall not grant any proxy or enter into or agree to be bound by any voting trust or agreement with respect to the Common Shares, except as expressly contemplated or permitted by this Agreement; (ii) it shall not enter into any agreement or arrangement of any kind with any person with respect to any Common Shares in conflict with the provisions of this Agreement or for the purpose or with the effect of denying or reducing the rights of Equinox Gold under this Agreement; and (iii) if any provision of any charter, mandate, constating document or similar document of the Corporation or the Board conflicts with any provision of this Agreement, the provisions of this Agreement will prevail.

6.2	Business Opportunities

To the fullest extent permitted by Applicable Law, neither Equinox Gold nor any of its Affiliates shall have any obligation to refrain from (i) investing or owning any interest publicly or privately in, or developing a business relationship with, any person engaged in the same or similar activities or lines of business as, or otherwise in competition with, the Corporation or any of its Subsidiaries, or (ii) doing business with any counterparty of the Corporation or any of its Subsidiaries.

6.3	Director Liability Insurance and Indemnity

The Equinox Nominee shall be entitled to the benefit of any directors’ liability insurance or indemnity to which other directors of the Corporation or any of its Subsidiaries, as applicable, are entitled. Upon the request of Equinox Gold, the Corporation shall enter into such indemnity agreements with the Equinox Nominee as requested by Equinox Gold.

6.4	Reasonable Information and Access Rights

Subject to Applicable Law, the Corporation will use its commercially reasonable efforts to permit Equinox Gold and any of its Representatives, at reasonable times and customary intervals during normal business hours, to inspect any of its property, to visit its offices and to discuss its financial matters with its financial officers or its accountants and to examine any of its books or corporate records as may be reasonably requested by Equinox Gold. All such inspections while a default under this Agreement has occurred and is continuing shall be at the cost of the Corporation and otherwise up to one inspection per fiscal year shall be at the cost of the Corporation.

ARTICLE 7– GENERAL

7.1	Termination

This Agreement shall terminate and be of no further force and effect upon the date that the Equinox Pro Forma Percentage falls below 20% for a continuous period of at least 30 days (other than in cases where the Equinox Pro Forma Percentage falls below such percentage due to the failure of the Corporation to obtain any required shareholder, Exchange or other approval or authorization for any issuance of Equity Securities to Equinox Gold pursuant to its rights under ARTICLE 3 of this Agreement); provided that, notwithstanding anything to the contrary in this Agreement, the provisions of Section 6.2, Section 6.3 and this ARTICLE 7 shall survive any termination of this Agreement.

7.2	Governing Law

This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein without regard for any conflict of laws or choice of laws principles that would permit or require the application of the laws of any other jurisdiction.

7.3	Notices

Any notice, direction or other communication given pursuant to this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier, facsimile or email and addressed:

if to Equinox Gold:

Equinox Gold Corp.
Suite 1501 - 700 West Pender Street

Vancouver, BC V6C 1G8

Attention: General Counsel
Email:      [Redacted]

with a copy, which shall not constitute notice, to:

Blake, Cassels & Graydon LLP

595 Burrard Street, Suite 2600

Three Bentall Centre

Vancouver, BC V7Z 1L3

Attention: Bob Wooder
Email:      [Redacted]

if to the Corporation:

i-80 Gold Corp.
666 Burrard Street, Suite 2500
Vancouver, BC V6C 2X8

Attention: Ewan Downie, President and CEO
Email:      [Redacted]

with a copy, which shall not constitute notice, to:

Bennett Jones LLP
3400 One First Canadian Place, P.O. Box 120
Toronto ON M5X 1A4

Attention: Abbas Ali Khan
Email:     [Redacted]

Any Notice, if personally delivered, shall be deemed to have been validly and effectively given and received on the date of such delivery, if delivered before 5:00 p.m. on a Business Day in the place of delivery, or the next Business Day in the place of delivery, if not delivered on a Business Day or if sent after 5:00 p.m., and if sent by telecopier or other electronic communication with confirmation of transmission, shall be deemed to have been validly and effectively been given and received on the Business Day in the place of delivery next following the day it was transmitted. Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 7.3.

7.4	Assignment

The Parties agree that neither Party may assign or transfer this Agreement or any of the rights or obligations under it without the prior written consent of the other Party. Notwithstanding the foregoing, Equinox Gold shall be entitled to assign all its rights under this Agreement without the consent of the Corporation to an Affiliate who agrees to be bound by all of the covenants of Equinox Gold contained herein and comply with the provisions of this Agreement.

7.5	Announcements

The Corporation and Equinox Gold agree that any press release, public announcement or other disclosure relating to this Agreement will only be made if required by Applicable Law, including the requirements of the Exchange. If the Corporation or Equinox Gold is required by Applicable Law, including the requirements of the Exchange, to make a public announcement with respect to the Agreement, such Party will provide reasonable notice to the other Party and consult with the such other Party as to the substance of the text and provide reasonable consideration to any commentary provided by the other Party. If the Corporation is required by Applicable Law to publicly file this Agreement, it will make any redactions to the documents required to be filed reasonably requested by Equinox Gold and permitted by Applicable Law.

7.6	Entire Agreement

The Parties agree that this Agreement and the Arrangement Agreement contain, for good and valuable consideration, the entire agreement of Equinox Gold and the Corporation relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein and therein. This Agreement may not be amended or modified in any respect except by written instrument executed by each of the Parties.

7.7	Expenses

Except as otherwise set forth in this Agreement, the Parties shall pay for the own costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement.

7.8	Enurement

The Parties agree that this Agreement is binding upon and enures to the benefit of Equinox Gold and the Corporation and their respective successors and assigns.

7.9	Equitable Remedies

The Parties agree that irreparable damage would occur if any provisions of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to specifically enforce the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties (i) agrees that it shall not oppose the granting of any such relief and (ii) hereby irrevocably waives any requirement for the securing or posting of any bond in connection with any such relief.

7.10	Severability

The Parties agree that if any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

7.11	Further Assurances

Each of the Parties upon the request of the other, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be necessary or desirable to complete the transactions contemplated herein.

7.12	Time of Essence

The Parties agree that time is of the essence in this Agreement.

7.13	Counterparts

The Parties agree that this Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or electronic form and the Parties may rely on delivery by electronic delivery of an executed copy of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Support Agreement to be duly executed as of the date first set forth above.

i-80 GOLD CORP.

Per:
Name:
Title:

EQUINOX GOLD CORP.

Per:
Name:
Title:

Per:
Name:
Title:

SCHEDULE F
TO THE ARRANGEMENT AGREEMENT

SPINCO TRANSITION SERVICES AGREEMENT

See Attached

TRANSITION SERVICES AGREEMENT

THIS AGREEMENT made as of the day of [●], 2021,

B E T W E E N:

EQUINOX GOLD CORP., a corporation existing under the laws of the Province of British Columbia

(“Equinox Gold”),

- and -

i-80 GOLD CORP., a company incorporated under the laws of the Province of British Columbia (the “Corporation”)

WHEREAS Equinox Gold, Premier Gold Mines Limited (“Premier”) and the Corporation are parties to an arrangement agreement dated December 16, 2020 (the “Arrangement Agreement”) pursuant to which Equinox Gold will acquire all of the issued and outstanding shares in the capital of Premier following a spin-out of the Corporation pursuant to a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Ontario);

AND WHEREAS pursuant to the Arrangement Agreement, Equinox Gold has agreed to provide the Corporation with certain transition services following the Closing Time as set forth in this Agreement;

AND WHEREAS it is the intention of the parties that Equinox Gold shall provide the Services during the Term (as defined below) to provide time for the Corporation to take steps to perform the Services independently;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Ancillary Services” has the meaning set out in Section 5.2(a);

“Arrangement Agreement” has the meaning set out in the recitals;

“Business Day” means any day, other than a Saturday, Sunday or statutory holiday in the Provinces of Ontario and British Columbia, and the State of Delaware, on which commercial banks in Toronto, Ontario, Vancouver, British Columbia, and Wilmington, Delaware are open for business;

“Closing Time” means the “Effective Time”, as that term is defined in the Arrangement Agreement;

“Confidentiality Agreements” means the agreements between Equinox Gold and Premier dated April 24, 2020 and October 11, 2020 pursuant to which Equinox Gold has been provided with access to confidential information of Premier and Premier has been provided with access to confidential information of Equinox Gold;

“Corporation Parties” has the meaning set out in Section 5.4;

“Equinox Gold Parties” has the meaning set out in Section 5.5.

“Event of Default” has the meaning set out in Section 5.2(d);

“Premier” has the meaning set out in the recitals;

“Privacy Laws” has the meaning set out in Section 4.6;

“Services” has the meaning set out in Section 2.1;

“Subcontractor” has the meaning set out in Section 7.1;

“Term” has the meaning set out in Section 5.1(a); and

All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Arrangement Agreement.

1.2	Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;
(b)	references to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement;
(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;
(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;
(e)	the word “including” is deemed to mean including without limitation;
(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement and includes each parties successors and permitted assigns;

(g)	any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;
(h)	any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and
(i)	whenever any payment is required to be made, action is required to be taken or period of time is to expire on a day other than a Business Day, such payment shall be made, action shall be taken or period shall expire on the next following Business Day.
1.3	Currency

Unless otherwise indicated, all dollar amounts in this Agreement are expressed in United States dollars.

1.4	Entire Agreement

This Agreement, the Arrangement Agreement and the Confidentiality Agreements constitute the entire agreement between the parties with respect to the subject matter hereof. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided herein.

1.5	Time of Essence

Time shall be of the essence of this Agreement.

1.6	Governing Law and Submission to Jurisdiction

(a)            This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(b)            Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts, and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.7	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

1.8	Conflicts

In case of any conflict or inconsistency between this Agreement and the Arrangement Agreement, this Agreement shall prevail.

Article 2
SERVICES

2.1	Services

Subject to the terms and conditions set out in this Agreement, Equinox Gold shall provide to the Corporation during the Term the services mutually agreed to between the parties (the “Services”) and other assistance reasonably required in connection with such Services.

(a)            It is the parties’ intention that the service period for a Service will:

(i)	be for the shortest time as is commercially and reasonably practicable in the circumstances; and
(ii)	end as soon as reasonably practicable once the Corporation has developed its own independent capacity to provide the relevant Service.

(b)            The Corporation shall act in good faith and use its commercially reasonable efforts to, as quickly as possible, develop its own independent capacity to perform each Service, and must give notice to Equinox Gold as soon as reasonably practicable once it has developed its own independent capacity to perform any Service provided to the Corporation by Equinox Gold pursuant to this Agreement.

2.2	Access

During the Term, Equinox Gold and its employees, agents, Subcontractors and other representatives shall be provided such access to all property, systems and facilities of the Corporation, as Equinox Gold and its affiliates, employees, agents, Subcontractors and other representatives reasonably determine is required to perform the Services, provided that such access shall be in accordance with the requirements of all applicable laws and all of the Corporation’s security, supervision and other standard policies and procedures applicable to such property, systems and facilities in existence as at the Closing Time, or if amended or implemented following the Closing Time, as disclosed to Equinox Gold in writing by the Corporation. Equinox Gold shall not be required to provide a Service if it is unable to do so as a result of a failure by the Corporation to provide access to the property, systems and facilities of the Corporation.

2.3	Maintenance

Equinox Gold may suspend the provision of any Service with reasonable notice to the Corporation in order to perform routine or emergency maintenance work on the information technology and/or telecommunications systems used to provide the Service.

Article 3
Payment for services

3.1	Charges For Services

(a)            As full and complete compensation for the Services during the Term, Equinox Gold shall charge and the Corporation shall pay to Equinox Gold the direct costs borne by Equinox Gold in providing the Services plus an additional amount of five percent (5%) of such costs.

(b)            Equinox Gold shall charge and the Corporation shall pay any value added Tax or similar Tax required to be collected by Equinox Gold on all applicable charges paid by the Corporation in connection with the Services.

(c)            All amounts payable to Equinox Gold hereunder shall be paid in United States dollars and in immediately payable funds

3.2	Payment Terms

Equinox Gold shall invoice the Corporation on a monthly basis (or on such other basis as the parties may mutually determine) for all charges pursuant to this Agreement. Such invoices shall specify the Services provided to the Corporation during the preceding month and identify the charges applicable to each Service so specified, and any applicable taxes. The Corporation shall pay Equinox Gold for all Services provided hereunder within 14 calendar days after receipt of an invoice.

3.3	Interest

Late payments of undisputed amounts shall bear interest at a rate per annum equal to six percent (6%) calculated for the actual number of days elapsed, accrued from and excluding the date on which such payment was due up to and including the date of payment and compounded monthly. Equinox Gold’s right under this Agreement to interest on late payments shall not preclude Equinox Gold from exercising any of its other rights or remedies pursuant to this Agreement or otherwise with regard to Equinox Gold’s failure to make timely remittances.

Article 4
GENERAL OBLIGATIONS; STANDARD OF CARE

4.1	Standard of Care

Equinox Gold shall (i) provide all Services that are provided by Equinox Gold directly to the Corporation (as opposed to through a third party on behalf of Equinox Gold) and (ii) cause, to the extent it is able to do so under the terms of the agreement entered into with the third party, all Services that are provided by a third party on behalf of Equinox Gold to the Corporation to be provided at the same level of quality, and with the same degree of care, diligence and responsiveness, as the equivalent services were provided during the 12 months immediately prior to the Closing Time. If Services are provided by a third party pursuant to an agreement entered into between the third party and Equinox Gold or its affiliate, Equinox Gold or its affiliate shall not amend the agreement to reduce the level of quality, and the degree of care, diligence and responsiveness, with which the Services are required to be provided if the reduction will only impact the Services and not any other business of Equinox Gold or its affiliates. If Equinox Gold or its affiliate does amend any such agreement in such manner, Equinox Gold shall use commercially reasonable efforts to ensure that any such amendment does not materially adversely affect the quality, timeliness and benefit to the Corporation of a Service.

4.2	Additional Resources

In providing the Services, Equinox Gold shall not be obligated to: (i) hire any additional employees; (ii) maintain the employment of any specific employee; or (iii) purchase, lease or license any additional facilities, equipment or software.

4.3	Transitional Nature of Services; Changes

(a)            Equinox Gold and the Corporation acknowledge the transitional nature of the Services and that Equinox Gold is not in the business of providing the Services in the manner contemplated by this Agreement and that Equinox Gold may make changes from time to time in the manner of performing the Services if Equinox Gold is making similar changes in performing similar services for itself and if Equinox Gold furnishes the Corporation with reasonable notice in the circumstances regarding such changes, provided that Equinox Gold shall use commercially reasonable efforts to ensure that such changes do not materially adversely affect the quality, timeliness and benefit to the Corporation of a Service that is critical to the operations of the Corporation.

(b)            The Corporation acknowledges that certain Services shall be provided to the Corporation by a third party pursuant to written agreements between Equinox Gold or its affiliate and the third party. If the third party refuses to provide a Service as permitted by the agreement other than as a result of a breach of such agreement by Equinox Gold or its affiliate, Equinox Gold shall not be required to provide such Service to the Corporation following such refusal. If a third party amends or alters the Services provided by it as permitted by such agreement with Equinox Gold or its affiliate, Equinox Gold shall only be required to provide such Services to the Corporation as so amended or altered. The Corporation shall be responsible for paying any increases in the amounts charged by a third party to Equinox Gold or its affiliate to the extent required to provide a Service.

4.4	Cooperation

Equinox Gold and the Corporation shall cooperate with each other in all matters relating to the provision and receipt of the Services. Such cooperation shall include exchanging information, performing true-ups and adjustments.

4.5	Personnel

Subject to Section 4.2, Equinox Gold shall use commercially reasonable efforts to make available such personnel as shall reasonably be required to provide the Services. Without limiting its obligations to provide the Services in accordance with this Agreement, Equinox Gold shall in its sole discretion designate which personnel it will assign to perform the Services. Equinox Gold shall also in its sole discretion remove and replace any such personnel at any time or designate any of its affiliates or a Subcontractor at any time to perform the Services, subject to the provisions of Article 7; provided, however, that Equinox Gold shall use commercially reasonable efforts to limit the disruption to the Corporation in the transition of the Services to different personnel or to a Subcontractor. Except as provided in this Agreement, Equinox Gold shall be solely responsible for all personnel expenses of its employees performing the Services, including payment, withholding and remittance of all taxes and statutorily required payments.

4.6	Compliance with Laws

As applicable, the Corporation shall ensure that it provides a working environment to those persons providing the Services that complies with all applicable laws, including occupational, health and safety laws. Equinox Gold shall perform its obligations under this Agreement in accordance with applicable laws. In particular, without limiting the generality of the foregoing each of Equinox Gold and the Corporation shall comply with all laws relating to personal information (“Privacy Laws”) in the collecting, storage, use and disclosure of personal information to which it becomes privy as a result of this Agreement and must not do or omit to do anything which would cause the other party to contravene the provisions of any Privacy Laws.

4.7	Access to Information, Systems and Other Businesses

(a)            Equinox Gold agrees that it shall not, and shall cause each of its affiliates, Subcontractors and the respective employees, consultants and advisers of Equinox Gold, its affiliates and each Subcontractor not to, access any of the Corporation’s or its affiliates’ facilities, systems, environment or data that are not necessary to perform the Services.

(b)            Equinox Gold shall and shall ensure that each of its affiliates, Subcontractors and the respective employees, consultants and advisers of Equinox Gold, its affiliates and each Subcontractor not damage or compromise the security or integrity of, or cause any deterioration to, the facilities, systems or data of the Corporation which Equinox Gold, its affiliates or a Subcontractor is granted access to in connection with the Services.

(c)            The Corporation may deny or revoke access to any facility, system, environment or data in connection with the provision of the Services to any particular employee, consultant or adviser of Equinox Gold, its affiliates or Subcontractors where it has reasonable grounds for denying or revoking such access, in which case it will notify Equinox Gold that access has been denied or revoked and provide reasons for that decision. Without limiting the foregoing, access may be denied where that employee, consultant or adviser has (i) misused confidential information or breached the confidentiality provisions of this Agreement or has committed a breach of laws or infringed the rights of a third party; (ii) wilfully compromised the security or integrity of or wilfully caused any deterioration to the facilities, systems or data of the Corporation; or (iii) failed to comply with any of the Corporation’s policies or procedures, including with respect to health and safety.

(d)            Equinox Gold shall comply with, and shall ensure that each of its employees, Subcontractors, consultants and advisers complies with, any reasonable information technology security standards or procedures or other policies, including without limitation those related to health and safety, of which Equinox Gold is notified by the Corporation in writing from time to time to the extent that those standards, procedures or policies relate to the provision or receipt of the Services or access to the Corporation’s or its affiliates’ systems. The Corporation shall provide Equinox Gold 30 days’ advance written notice of any newly adopted information technology security standards or procedures and Equinox Gold shall not be required to comply with such standards or procedures until such 30 day period has elapsed. Equinox Gold shall not be required to provide a Service for as long as and to the extent it is unable to do so as a result of any information technology security standard or procedure adopted by the Corporation.

Article 5
Term and Termination

5.1	Term

(a)            Subject to Section 5.1(b), the term of this Agreement shall be from the Closing Time to [●], 2021, unless otherwise extended in writing by the mutual agreement of the parties or earlier terminated pursuant to the terms of this Agreement (the “Term”).

(b)            Performance of each Service to be provided will commence on the Closing Time.

5.2	Termination

(a)            The Corporation may terminate this Agreement in respect of any one or more of the Services, with or without cause, at any time upon at least 30 days prior written notice to Equinox Gold. As soon as reasonably practicable following receipt of any such notice, Equinox Gold shall advise the Corporation in writing as to whether termination of a Service will require the termination or partial termination of, or otherwise affect the provision of, certain other Services (the “Ancillary Services”) including the extent of such termination. If this will be the case, the Corporation may (i) modify the notice of termination, which shall constitute delivery of a new notice of termination and restart the process out in this Section 5.2(a) or (ii) withdraw its termination notice within five days of receipt of the advice of Equinox Gold. If the Corporation does not withdraw or modify the termination notice within such period, the termination of the Service will occur in accordance with the original notice and the Ancillary Services will also be terminated or partially terminated at the same time as detailed in the advice provided by Equinox Gold.

(b)            If an Event of Default occurs in relation to the Corporation, Equinox Gold may terminate this Agreement either in its entirety or in respect of any one or more of the Services, and such termination shall take effect immediately upon Equinox Gold providing notice to the Corporation of the termination.

(c)            If an Event of Default occurs in relation to Equinox Gold, the Corporation may terminate this Agreement either in its entirety or in respect of any one or more of the Services, and such termination shall take effect immediately upon the Corporation or an affiliate of the Corporation providing notice to Equinox Gold of the termination.

(d)            For the purposes of this Agreement, each of the following shall individually and collectively constitute an “Event of Default”:

(i)	in relation to the Corporation, if the Corporation defaults in payment to Equinox Gold of any payments which are due and payable by it to Equinox Gold pursuant to this Agreement, and such default is not cured within 30 days following receipt by the Corporation of notice of such default in accordance with Section 11.1;
(ii)	in relation to the Corporation or Equinox Gold, if it materially breaches this Agreement and such breach is not cured within 30 days following receipt by the breaching party of notice from the other party of such breach;
(iii)	in relation to the Corporation or Equinox Gold, if it generally fails to pay its debts as they become due or admits in writing its inability to pay its debts, or makes a general assignment for the benefit of creditors; or commences any case, proceeding or other action seeking to have an order for relief entered on its behalf as a debtor or to adjudicate it a bankrupt or insolvent or seeking reorganization, arrangement, adjustment, liquidation, dissolution or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors or seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its property or files an answer or other pleading in any such case, proceeding or other action admitting the material allegations of any petition, complaint or similar pleading filed against it or consenting to the relief sought therein; or

(iv)	in relation to the Corporation or Equinox Gold, if any involuntary case, proceeding or other action against it is commenced seeking to have an order for relief entered against it as debtor or to adjudicate it bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, liquidation, dissolution or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its property, and such case, proceeding or other action (i) results in the entry of any order for relief against it or (ii) remains undismissed for a period of 60 days.
5.3	Reduction in Services

(a)            If the Corporation elects to terminate its right to receive, and thereby its corresponding obligation to pay for, any Services, any amounts payable for Services under this Agreement shall be reduced by the amount attributed to such terminated Services.

(b)            In the event of the termination or the expiration of one or more Services, this Agreement shall continue in full force and effect with respect to any Services being provided by Equinox Gold that have not been terminated or expired.

5.4	Limitation of Liability and Equinox Gold Indemnity

Notwithstanding anything contained in this Agreement to the contrary, in no event shall Equinox Gold be liable to the Corporation, its respective affiliates and their respective officers, directors and employees (the “Corporation Parties”) for any Losses suffered by such persons arising from this Agreement or the provision of the Services except to the extent such Losses arise from the negligence or willful misconduct of Equinox Gold, its affiliates or its Subcontractors or any person or entity for whom Equinox Gold, its affiliates or its Subcontractors is legally responsible in the performance of the Services. Equinox Gold agrees to indemnify and hold harmless the Corporation Parties from and against all Losses suffered or incurred by any of them directly or indirectly in connection with the Services as a result of the negligence or willful misconduct of Equinox Gold, its affiliates or its Subcontractors or any person or entity for whom Equinox Gold, its affiliates or its Subcontractors is legally responsible in the performance of the Services and provided that this indemnity shall not apply to any Losses that arise by reason of the negligence or willful misconduct of a Corporation Party. In no event shall Equinox Gold be liable to the Corporation Parties for Losses suffered by them in an aggregate amount in excess of the aggregate amount payable under this Agreement by the Corporation to Equinox Gold for the Services during the Term of this Agreement.

5.5	Corporation Indemnity

The Corporation agrees to indemnify and save harmless Equinox Gold and its affiliates and each of their officers, directors and employees (the “Equinox Gold Parties”) from and against all Losses suffered or incurred by any of them directly or indirectly as a result of or in connection with the Services to the extent such Losses arise from the gross negligence or willful misconduct of the Corporation, provided that this indemnity shall not apply to any Losses that arise by reason of the negligence or wilful misconduct of any Equinox Gold Party. In no event shall the Corporation be liable to any person pursuant to this Section 5.5 for any Losses suffered by any Equinox Gold Party in excess of the aggregate amount paid under this Agreement by the Corporation to Equinox Gold for the Services.

5.6	Consequential Damages

Except for a breach of Article 8, in no event shall either party be liable to the other party, its successors, permitted assigns or their respective affiliates, for incidental, special, exemplary, punitive, consequential or indirect damages (including lost profits or lost revenues) arising from this Agreement or the provision of the Services, regardless of whether such liability arises in tort, contract, breach of warranty or otherwise and each of Equinox Gold and the Corporation agrees that it shall not assert or claim any such damages against the other in connection with the obligations of such other party pursuant to this Agreement.

5.7	Consequences of Termination

Upon the termination of any Services with respect to which one party holds books, records, files or any other documents owned by the other party, the party holding such items will return all books, records, files and any other documents as directed by the other party as soon as reasonably practicable.

5.8	Additional Indemnity Provisions

Any claim for indemnification hereunder must be made by the party seeking indemnification, by notice in writing to the party from which indemnification is sought, no later than the date which is one year following the expiry of the Term. Notwithstanding the foregoing, in no event will Equinox Gold and its affiliates or representatives’ aggregate liability to the Corporation with respect to this agreement exceed an amount equal to the aggregate fees paid and payable to the service provider under this agreement.

5.9	Survival

The obligations of the parties under Article 3, Sections 5.4 to 5.9, Article 8 and Article 10 shall survive the expiration or termination of this Agreement.

Article 6
RELATIONSHIP BETWEEN THE PARTIES

6.1	Relationship Between the Parties

Equinox Gold is and will remain at all times an independent contractor in the performance of all Services hereunder. Except as otherwise provided herein, in all matters relating to this Agreement, each party will be solely responsible for the acts of its employees and agents, and employees or agents of one party shall not be considered employees or agents of the other party. Except as otherwise provided herein, no party will have any right, power or authority to create any obligation, express or implied, on behalf of any other party nor shall either party act or represent or hold itself out as having authority to act as an agent or partner of the other party, or in any way bind or commit the other party to any obligations. Nothing in this Agreement is intended to create or constitute a joint venture, partnership, agency, trust or other association of any kind between the parties or persons referred to herein, and each party shall be responsible only for its respective obligations as set forth in this Agreement.

Article 7
SUBCONTRACTORS

7.1	Subcontractors

Equinox Gold may engage a subcontractor (a “Subcontractor”) to perform all or any portion of the Services under this Agreement, provided that any such Subcontractor agrees in writing to be bound by confidentiality obligations at least as protective as the terms of Article 8 and subject to the limitations set out in Sections 5.4 and 5.6, Equinox Gold shall remain liable for the actions of the Subcontractor and complete and timely performance of its obligations under this Agreement.

Article 8
CONFIDENTIALITY and Non-Solicit

8.1	Confidentiality

The provisions of the Confidentiality Agreements apply to the provision of Services pursuant to this Agreement and the Corporation agrees that it shall be bound by the provisions of the Confidentiality Agreements and operate in accordance with the terms of the Confidentiality Agreements as if it was a party thereto. To the extent that any obligations under the Confidentiality Agreements expire or terminate prior to the completion of the Term of this Agreement, the parties shall deem such Confidentiality Agreements to be extended with continued application to the provision of Services pursuant to this Agreement until the termination of this Agreement.

8.2	No Solicitation

Neither the Corporation, nor any affiliate may during the Term and for a period of 12 months after the termination or expiry of the last Service solicit or entice away any person who has been engaged in the provision of the Services from the employment of Equinox Gold or any affiliate (except where such solicitation or enticement is as a result of a response by such person or persons to advertisements not specifically targeted at such persons or to persons employed by Equinox Gold or any affiliate from time to time).

Article 9
Force Majeure

9.1	Force Majeure Events

Any failure or omission by a party in the performance of any obligation under this Agreement shall not be deemed a breach of this Agreement or create any liability, if the same arises from any cause or causes beyond the control of the party, including but not limited to the following, which for purposes of this Agreement shall be regarded as beyond the control of a party: acts of God, fire, storm, flood, earthquake, governmental regulation or direction, acts of the public enemy, war, rebellion, insurrection, acts of terrorism, riot, invasion, strike or lockout; provided, however, that the affected party shall resume the performance whenever such causes are removed, if possible.

Article 10
GOVERNANCE AND Dispute Resolution

10.1	Dispute Resolution

Each of the parties shall act in good faith and utilize all reasonable efforts to resolve any controversy, dispute or claim arising from or relating to this Agreement including with respect to charges, fees and costs to be paid for the Services and the performance, enforcement, termination or validity of this Agreement (each a, “Dispute”). In the event of a Dispute that cannot be resolved, either party may, by written notice to the other party (the “Notice of Dispute”), refer such Dispute to the persons responsible for information technology systems for Equinox Gold and for the Corporation for resolution. If the Dispute is not resolved by such persons to the mutual satisfaction of the parties within ten (10) days (or such longer period as the parties may agree) following the initial receipt of the Notice of Dispute by the receiving party, either party may institute legal proceedings.

Article 11
MISCELLANEOUS

11.1	Notices

(a)            Any notice or other communication that is required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by fax or by email or similar means of recorded electronic communication or sent by registered mail or courier, charges prepaid, addressed as follows:

(i)	in the case of Equinox Gold:

Equinox Gold Corp.
Suite 1501 - 700 West Pender Street

Vancouver, BC V6C 1G8

Attention: General Counsel
Email:      [Redacted]

with a copy, which shall not constitute notice, to:

Blake, Cassels & Graydon LLP

595 Burrard Street, Suite 2600

Three Bentall Centre

Vancouver, BC V7Z 1L3

Attention: Bob Wooder
Email:      [Redacted]

(ii)	in the case of the Corporation:

i-80 Gold Corp.

666 Burrard Street, Suite 2500

Vancouver, BC V6C 2X8

Attention: Ewan Downie, President and CEO
Email:      [Redacted]

with a copy, which shall not constitute notice, to:

Bennett Jones LLP
3400 One First Canadian Place, P.O. Box 120
Toronto ON M5X 1A4

Attention: Abbas Ali Khan
Email:      [Redacted]

(b)            Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted by email (or, if such day is not a Business Day or such notice or other communication was delivered or transmitted after 5:00 p.m. (recipient’s time), on the next following Business Day).

(c)            Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 11.1.

11.2	Amendments and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on either party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

11.3	Further Assurances

Each party agrees to use commercially reasonable efforts to execute any and all documents and to perform such other acts as may be necessary or expedient to further the purposes of this Agreement and the relations contemplated hereby.

11.4	Enurement and Assignment

This Agreement shall enure to the benefit of and shall be binding on and enforceable by the parties and, where the context so permits, their respective successors and permitted assigns. Neither party may assign any of its rights or obligations hereunder without the prior written consent of the other party.

11.5	Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts shall together constitute one and the same original document.

[Signature Page Follows]

IN WITNESS WHEREOF this Agreement has been executed by the parties as of the date first above written.

EQUINOX GOLD CORP.
by
Name:
Title:
by
Name:
Title:

i-80 GOLD CORP.
by
Name:
Title:

SCHEDULE G

TO THE ARRANGEMENT AGREEMENT

SPINCO INDEMNITY

1.	From the Effective Time, SpinCo hereby agrees to indemnify and save harmless each of Equinox Gold and Premier from all Losses suffered or incurred by any of Equinox Gold or Premier as a result of or arising directly out of or in connection with a SpinCo Liability.

2.	If any Indemnity Claim for which any of Equinox Gold or Premier may be entitled to indemnification pursuant to this indemnity is asserted, threatened or brought against any of Equinox Gold or Premier, Equinox Gold or Premier, as applicable, shall give notice (an "Indemnity Notice") to SpinCo specifying the particulars of such Indemnity Claim within 10 days after it receives notification of the Indemnity Claim. SpinCo shall have the right to participate in any negotiations or proceedings with respect to such Indemnity Claim. If SpinCo has not, within ten Business Days after the giving of the Indemnity Notice, given notice to Equinox Gold or Premier, as applicable, that it wishes to dispute such Indemnity Claim then Equinox Gold or Premier may assume the defence of such Indemnity Claim. If SpinCo does give such a notice, it shall have the right to assume the defence of such Indemnity Claim and to defend such Indemnity Claim in the name of Equinox Gold or Premier, as applicable. Each of Equinox Gold and Premier shall provide to SpinCo all files, books, records and other information in its possession or control which may be relevant to the defence of such Indemnity Claim. Each of Equinox Gold and Premier shall cooperate in all reasonable respects in the defence of such Indemnity Claim. If SpinCo fails after the giving of such notice, diligently and reasonably to defend such Indemnity Claim throughout the period that such Indemnity Claim exists, its right to defend the Indemnity Claim shall terminate and Equinox Gold or Premier may assume the defence of such Indemnity Claim. Equinox Gold or Premier, as applicable, shall not settle or compromise any such Indemnity Claim without the prior written consent of SpinCo, such consent not to be unreasonably withheld or delayed.